Filed Pursuant to Rule 424(b)(5)

Registration No. 333-165376

CALCULATION OF REGISTRATION FEE

Title of Each Class of Security To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
4.875% Senior Notes due 2021	$700,000,000	99.897%	$699,279,000	$81,186.30
6.25% Senior Notes due 2040	$300,000,000	99.573%	$298,719,000	$34,681.28

(1)	The total filing fee of $115,867.58 is calculated in accordance with Rule 457(r) of the Securities Act of 1933, as amended.

Prospectus Supplement

To Prospectus dated March 10, 2010

$1,000,000,000

Cliffs Natural Resources Inc.

$700,000,000 4.875% Senior Notes due 2021

$300,000,000 6.25% Senior Notes due 2040

We are offering $700,000,000 aggregate principal amount of 4.875% senior notes due 2021, which we refer to in this prospectus supplement as our “2021 senior notes,” and an additional issuance of $300,000,000 aggregate principal amount of our 6.25% senior notes due 2040, $500,000,000 aggregate principal amount of which have been issued previously, which we refer to as the “existing 2040 senior notes.” The 2040 senior notes offered by this prospectus supplement will become part of the same series as the existing 2040 senior notes for all purposes under the indenture and together are referred to in this prospectus supplement as the “2040 senior notes.” We collectively refer to both series of notes offered hereby as our “notes.”

We will pay interest on the 2021 senior notes on April 1 and October 1 of each year, beginning on October 1, 2011. We will pay interest on the 2040 senior notes on April 1 and October 1 of each year, beginning on October 1, 2011. The 2021 senior notes will mature on April 1, 2021, and the 2040 senior notes will mature on October 1, 2040. The notes will be issued only in denominations of $2,000 and integral multiples of $1,000 above that amount.

We have the option to redeem some or all of the notes at any time and from time to time, as described under the heading “Description of the Notes—Optional Redemption.” If a change of control triggering event occurs, we will be required to offer to purchase the notes at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes—Change of Control Triggering Event.”

The 2021 senior notes will be subject to a special mandatory redemption in the event our pending acquisition of Consolidated Thompson Iron Mines Limited, or Consolidated Thompson, is not consummated on or prior to July 29, 2011, or if prior to July 29, 2011, the definitive arrangement agreement with Consolidated Thompson is terminated, subject to certain conditions. In such an event, the 2021 senior notes will be redeemed at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to but excluding the special mandatory redemption date.

The notes will be our senior unsecured obligations and will rank equally with all of our other existing and future senior unsecured and unsubordinated indebtedness, but will be effectively junior to any secured indebtedness which we may incur in the future. The notes will not be the obligation of any of our subsidiaries. For a more detailed description of the notes, see “Description of the Notes.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

See “Risk Factors” beginning on page S-12 of this prospectus supplement and the risk factors contained in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are incorporated by reference herein, for a discussion of certain risks that you should consider in connection with an investment in the notes.

	Per 2021 Senior Note	Total	Per 2040 Senior Note	Total
Public Offering Price(1)(2)	99.897%	$699,279,000	99.573%	$298,719,000
Underwriting Discount	0.650%	$4,550,000	0.875%	$2,625,000
Proceeds to us (before expenses)(1)(2)	99.247%	$694,729,000	98.698%	$296,094,000

(1)	In the case of the 2021 senior notes, plus accrued interest, if any, from March 23, 2011.

(2)	In the case of the 2040 senior notes, plus accrued interest, if any, from April 1, 2011.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

The underwriters expect to deliver the notes to purchasers through the book-entry delivery system of The Depository Trust Company for the benefit of its participants, including Euroclear Bank S.A./N.V. and Clearstream Banking, société anonyme, on or about March 23, 2011 in the case of the 2021 senior notes, and on or about April 1, 2011 in the case of the 2040 senior notes. Purchasers who wish to trade their notes prior to the third business day before the applicable date of delivery will be required to specify alternate settlement arrangements to prevent a failed settlement. For a more detailed description of the alternate settlement cycle, see “Underwriting.”

Joint Book-Running Managers

BofA Merrill Lynch	Citi	J.P. Morgan

Co-Managers

Fifth Third Securities, Inc.
BMO Capital Markets	KeyBanc Capital Markets	PNC Capital Markets LLC
RBS	Scotia Capital	US Bancorp

March 16, 2011

Prospectus Supplement

i

About This Prospectus Supplement

We provide information to you about this offering in two separate documents. The accompanying prospectus provides general information about us and the securities we may offer from time to time, some of which may not apply to this offering. This prospectus supplement describes the specific details regarding this offering. Generally, when we refer to the “prospectus,” we are referring to both documents combined. Additional information is incorporated by reference in this prospectus supplement. If information in this prospectus supplement is inconsistent with the accompanying prospectus, you should rely on this prospectus supplement.

We have not authorized anyone to provide any information other than contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You should not assume that the information contained in this prospectus supplement, the accompanying prospectus or any document incorporated by reference is accurate as of any date other than the date mentioned on the cover page of these documents. We are not, and the underwriters are not, making offers to sell the securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

References in this prospectus supplement to the terms “we,” “us,” “the Company” or “Cliffs” or other similar terms mean Cliffs Natural Resources Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise. As used in this prospectus supplement, the term “ton” means a long ton (equal to 2,240 pounds) when referring to our North American Iron Ore business segment, the term “ton” means a short ton (equal to 2,000 pounds) when referring to our North American Coal business segment and the term “metric ton” means a metric ton (equal to 1,000 kilograms or 2,205 pounds).

Where You Can Find More Information

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005, or at our website at www.cliffsnaturalresources.com. The information contained on or accessible through our website is not part of this prospectus supplement, other than the documents that we file with the SEC that are incorporated by reference in this prospectus supplement or the accompanying prospectus.

Information We Incorporate By Reference

The SEC allows us to “incorporate by reference” into this prospectus supplement the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus supplement and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in or omitted from this prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering of securities described in this prospectus supplement:

•	our Annual Report on Form 10-K for the year ended December 31, 2010;

•	our Current Reports on Form 8-K, as filed with the SEC on January 7, 2011, January 12, 2011, January 14, 2011, January 18, 2011, February 8, 2011, February 9, 2011 and March 8, 2011; and

•	our Preliminary Proxy Statement on Schedule 14A, as filed with the SEC on March 14, 2011.

We will not, however, incorporate by reference in this prospectus supplement any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our current reports on Form 8-K unless, and except to the extent, specified in such current reports. You may obtain copies of these filings without charge by accessing the investor relations section of cliffsnaturalresources.com or by requesting the filings in writing or by telephone at the following address.

Cliffs Natural Resources Inc.

Investor Relations

200 Public Square

Suite 3300

Cleveland, Ohio 44114

Telephone Number: (216) 694-5700

Disclosure Regarding Forward-Looking Statements

This prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, contain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “will” or similar terms. These statements speak only as of the date of this prospectus supplement or the date of the document incorporated by reference, as applicable, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this prospectus supplement, including the documents incorporated by reference, and relate to, among other things, our intent, belief or current expectations of our directors or our officers with respect to: our future financial condition; results of operations or prospects; estimates of our economic iron ore and coal reserves; our business and growth strategies; and our financing plans and forecasts. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors, some of which are unknown, including, without limitation:

•	the ability to successfully complete the pending acquisition of Consolidated Thompson;

•	the ability to successfully integrate acquired companies into our operations, including without limitation, Consolidated Thompson if it is successfully acquired;

•	uncertainty or weaknesses in global economic conditions, including downward pressure on prices;

•	trends affecting our financial condition, results of operations or future prospects;

•	the ability to reach agreement with our iron ore customers regarding modifications to sales contract pricing escalation provisions to reflect a shorter-term or spot-based pricing mechanism;

•	the outcome of any contractual disputes with our customers or significant energy, material or service providers;

•	the outcome of any arbitration or litigation;

•	changes in sales volume or mix;

•	the impact of price-adjustment factors on our sales contracts;

•	the ability of our customers to meet their obligations to us on a timely basis or at all;

•	our actual economic ore reserves;

•	the success of our business and growth strategies;

•	our ability to successfully identify and consummate any strategic investments;

•	events or circumstances that could impair or adversely impact the viability of a mine and the carrying value of associated assets;

•

impacts of increasing governmental regulation including failure to receive or maintain required environmental permits, approvals, modifications or other authorization of, or from, any governmental or regulatory entity;

•	adverse changes in currency values;

•	the success of our cost-savings efforts;

•	our ability to maintain adequate liquidity and successfully implement our financing plans;

•	our ability to maintain appropriate relations with unions and employees;

•	uncertainties associated with unanticipated geological conditions, natural disasters, weather conditions, disruption of energy, equipment failures and other unexpected events;

•	risks related to international operations; and

•	the potential existence of significant deficiencies or material weakness in our internal control over financial reporting.

These factors and the other risk factors described in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Summary

This summary highlights information about us and the notes being offered by this prospectus supplement. This summary is not complete and may not contain all of the information that you should consider prior to investing in our notes. For a more complete understanding of our company, we encourage you to read this entire document, including the information incorporated by reference in this document and the other documents to which we have referred.

Our Company

Cliffs Natural Resources Inc. is an international mining and natural resources company that traces its corporate history back to 1847. We are the largest producer of iron ore pellets in North America, a major supplier of direct-shipping lump and fines iron ore out of Australia and a significant producer of metallurgical coal. With core values of environmental and capital stewardship, our colleagues across the globe endeavor to provide all stakeholders operating and financial transparency as embodied in the Global Reporting Initiative framework. Our company’s primary operations are currently organized according to product category and geographic location: North American Iron Ore; North American Coal; Asia Pacific Iron Ore; Asia Pacific Coal; Latin American Iron Ore; Alternative Energies; Ferroalloys; and our Global Exploration Group. The Asia Pacific Coal, Latin American Iron Ore, Alternative Energies, FerroAlloys and Global Exploration Group operating segments do not meet reportable segment disclosure requirements and therefore are not separately reported.

In North America, we operate six iron ore mines in Michigan, Minnesota and Eastern Canada, five metallurgical coal mines located in West Virginia and Alabama and one thermal coal mine located in West Virginia. Our Asia Pacific operations are comprised of two iron ore mining complexes in Western Australia and a 45% economic interest in a coking and thermal coal mine in Queensland, Australia. In Latin America, we have a 30% interest in Amapá, a Brazilian iron ore operation. Our Ferroalloys operations are comprised of our recently acquired chromite deposits in Northern Ontario, Canada. Our operations also include our 95% controlling interest in renewaFUEL located in Michigan. In addition, our Global Exploration Group was established in 2009 and is focused on early involvement in exploration activities to identify new world-class projects for future development or projects that add significant value to existing operations.

The following map shows our global footprint:

North American Iron Ore

We are the largest producer of iron ore pellets in North America and primarily sell our production to integrated steel companies. We manage and operate six North American iron ore mines located in Michigan, Minnesota and Eastern Canada that currently have an annual rated capacity of 38.4 million tons of iron ore pellet production, representing 45.3% of total North American pellet production capacity.1 Based on our equity ownership in the North American mines we currently operate, our share of the annual rated pellet production capacity is currently 29.9 million tons, representing 35.3% of total North American annual pellet capacity.2

Our North American Iron Ore revenues are primarily derived from sales of iron ore pellets to the North American integrated steel industry, consisting of seven major customers. Generally, we have multi-year supply agreements with our customers. Sales volume under these agreements is largely dependent on customer requirements, and in many cases, we are the sole supplier of iron ore pellets to the customer. Historically, each agreement has contained a base price that is adjusted annually using one or more adjustment factors. Factors that could result in a price adjustment include international pellet prices, measures of general industrial inflation and steel prices. Additionally, certain of our supply agreements have a provision that limits the amount of price increase or decrease in any given year. In 2010, the world’s largest iron ore producers moved away from the annual international benchmark pricing mechanism referenced in certain of our customer supply agreements, resulting in a shift in the industry toward shorter-term pricing arrangements linked to the spot market. These changes caused us to assess the impact a change to the historical annual pricing mechanism would have on certain of our larger existing North American Iron Ore customer supply agreements. We reached final pricing settlements with some of our North American Iron Ore customers through the fourth quarter of 2010 for the 2010 contract year.

Each of our North American Iron Ore mines is located near the Great Lakes or, in the case of Wabush, near the St. Lawrence Seaway, which provides us access to the seaborne market. The majority of our iron ore pellets are transported via railroads to loading ports for shipment via vessel to steelmakers.

For the year ended December 31, 2010, we produced a total of 32 million tons of iron ore pellets, including 25.4 million tons for our account and 6.6 million tons on behalf of steel company owners of the mines. For the year ended December 31, 2009, we produced a total of 19.6 million tons of iron ore pellets, including 17.1 million tons for our account and 2.5 million tons on behalf of steel company owners of the mines. For the year ended December 31, 2008, we produced a total of 35.2 million tons of iron ore pellets, including 22.9 million tons for our account and 12.3 million tons on behalf of steel company owners of the mines. For the years ended December 31, 2010, 2009 and 2008, we sold 26.2 million, 16.4 million and 22.7 million tons of iron ore pellets, respectively, from our share of production from our North American Iron Ore mines.

At the end of 2010, our North American Iron Ore mines had proven and probable mineral reserves totaling approximately 906 million tons.

We have been a leader in iron ore mining technology for more than 160 years. We pioneered early open-pit and underground mining methods. From the first application of electrical power in Michigan’s underground mines to the use of today’s sophisticated computer networks and global positioning satellite systems, we have been a leader in the application of new technology to the centuries-old business of mineral extraction. Today, our engineering and technical staffs are engaged in full-time technical support of our operations and improvement of existing products.

[1]	North American pellet capacity as reported includes plants in the U.S. and Canada, but excludes Mexico.
[2]	On February 1, 2010, we acquired U.S. Steel Canada’s 44.6% interest and ArcelorMittal Dofasco’s 28.6% interest in Wabush, thereby increasing our ownership interest in Wabush from 26.8% as of December 31, 2009 to 100% as of December 31, 2010.

We will continue to leverage our strong technical competencies in the mining, processing and concentrating of lower-grade ores into high quality products that are critical inputs depended on by North American integrated steel producers.

North American Coal

We are a leading supplier of metallurgical coal in North America. As of December 31, 2010, we owned and operated five metallurgical coal mines in West Virginia and Alabama and one thermal coal mine located in West Virginia that currently have a rated capacity of 9.4 million tons of production annually. The metallurgical coal mines produce either high-quality, low-volatility or high-quality, high-volatility metallurgical coals, which are used to make coke, a key component in the steelmaking process. These coals generally sell at a premium over the more prevalent and mined, thermal coal, which is generally used to generate electricity. Metallurgical coal receives this premium because of its coking characteristics, which include expansion and contraction when heated, and volatility, which refers to the loss in mass when coal is heated in the absence of air. Coals with lower volatility produce more efficient coke for steelmaking and are more highly valued than coals with a higher volatility, all else being equal. At the end of 2010, we had over 350 million tons of metallurgical coal in-place proven and probable reserves.

At the end of 2010, we estimate a total of approximately 163.2 million tons of total proven and probable recoverable reserves of metallurgical coal and, further, we estimate a total of approximately 61.8 million tons of proven and probable recoverable reserves of thermal coal. For the year ended December 31, 2010, we sold a total of 3.3 million tons, compared with 1.9 million tons for the year ended December 31, 2009 and 3.2 million tons for the year ended December 31, 2008. Each of our North American coal mines is positioned near rail or barge lines providing access to international shipping ports, which allows for export of our coal production. International and North American sales represented 55% and 45%, respectively, of our North American Coal sales in 2010.

Asia Pacific Iron Ore

Our Asia Pacific Iron Ore operations are located in Western Australia and include our 100% owned Koolyanobbing complex and our 50% equity interest in Cockatoo Island. We serve the Asian iron ore markets with direct-shipping fines and lump ore. Production in 2010 was 9.3 million metric tons, compared with 8.3 million metric tons in 2009 and 7.7 million metric tons in 2008. We have recently announced an expansion program that is anticipated to increase annual production to 11.0 million metric tons annually beginning in 2012.

At the end of 2010, we had approximately 101.3 million metric tons of proven and probable reserves in our Asia Pacific Iron Ore business. In recent years, through a near-mine drilling program our reserve base has remained relatively constant, despite annual production of approximately eight million metric tons of iron ore.

We have five-year term supply agreements with steel producers in China and Japan that account for approximately 82% and 18% respectively, of sales. The contracts were renegotiated for the period 2008 through 2012. Sales volume under the agreements is partially dependent on customer requirements. As a result of the move away from the annual international benchmark pricing mechanism in 2010, we renegotiated the terms of our supply agreements with our Chinese and Japanese Asia Pacific Iron Ore customers moving to shorter-term pricing mechanisms of various durations based on the average daily spot prices, with certain pricing mechanisms that have a duration of up to a quarter. This change was effective in the first quarter of 2010 for our Chinese customers and the second quarter of 2010 for our Japanese customers. During 2010, 2009 and 2008, we sold 9.3 million, 8.5 million and 7.8 million metric tons of iron ore, respectively, from our Western Australia mines.

Investments

Amapá. We are a 30% minority interest owner in Amapá, which consists of an iron ore deposit, a 120-mile railway connecting the mine location to an existing port facility and 71 hectares of real estate on the banks of the Amazon River, reserved for a loading terminal. Amapá initiated production in late December 2007. The remaining 70% of Amapá is owned by Anglo American plc.

As the operator of the property, Anglo American declared commercial production achievement during 2010 with annual production totaling 4.0 million metric tons, compared with 2.7 million metric tons and 1.2 million metric tons in 2009 and 2008, respectively. Anglo American has indicated that it expects Amapá will produce and sell 4.5 million metric tons of iron ore fines products in 2011 and 5.1 million metric tons in 2012 based on continued improvements in operational processes. The majority of Amapá’s production is committed under a long-term supply agreement with an operator of an iron oxide pelletizing plant in the Kingdom of Bahrain.

Sonoma. We own a 45% economic interest in Sonoma, located in Queensland, Australia. Production and sales totaled approximately 3.5 million metric tons, respectively, in 2010. This compares with production and sales of approximately 2.8 million and 3.1 million metric tons and 2.4 million and 2.1 million metric tons in 2009 and 2008, respectively. The project is expected to produce approximately 3.6 million metric tons of coal annually in 2011 and beyond. Production is expected to include a mix of approximately two-thirds thermal and one-third metallurgical grade coal. In 2009, Sonoma experienced intrusions in the coal seams which affected raw coal quality, recoverability in the washing process, and ultimately the quantity of metallurgical coal in the production mix. As a result, the geological model for Sonoma has been enhanced to reflect the presence of the intrusions and to refine the mining sequence in order to optimize the mix of metallurgical and thermal coal despite being lower than initially planned levels. Sonoma has economically recoverable reserves of 20 million metric tons. Of the 3.5 million metric tons produced in 2010, approximately 3.0 million metric tons were committed under supply agreements. As of December 31, 2010, approximately 2.0 million metric tons, of the 3.6 metric tons expected to be produced in 2011, are committed under supply agreements.

Growth Strategy and Recent Developments

Over recent years, we have been executing a strategy designed to achieve scale in the mining industry and focused on serving the world’s largest and fastest growing steel markets. Throughout 2010, we continued to increase our operating scale and presence as an international mining and natural resources company by expanding both geographically and through the minerals we mine and market. The long-term outlook remains healthy and we are now focusing on our growth projects with sustained investment in our core businesses. Our growth in North America, as well as acquisitions in minerals outside of iron ore and coal, illustrates the execution of this strategy during 2010.

We also expect to achieve growth through early involvement in exploration activities by partnering with junior mining companies, which provide us low-cost entry points for potentially significant reserve additions. We established a global exploration group in 2009, led by professional geologists who have the knowledge and experience to identify new world-class projects for future development or projects that add significant value to existing operations.

Specifically, we continued our strategic growth as an international mining and natural resources company through the following transactions in 2010:

Freewest. On January 27, 2010, we acquired all of the remaining outstanding shares of Freewest Resources Canada Inc., or Freewest, for C$1.00 per share, including its interest in the Ring of Fire properties in Northern Ontario Canada which comprise three premier chromite deposits. The acquisition of Freewest is consistent with our strategy to broaden our geographic and mineral diversification and allows us to apply our expertise in open-pit mining and mineral processing to a chromite ore resource base that could form the foundation of North

America’s only ferrochrome production operation. The planned mine is expected to produce 1 million to 2 million metric tons of high-grade chromite ore annually, which would be further processed into 400 thousand to 800 thousand metric tons of ferrochrome.

Wabush. On February 1, 2010, we acquired entities from our former partners that held their respective interests in the Wabush Mines Joint Venture, or Wabush, for $103 million, thereby increasing our ownership interest to 100%. With Wabush’s 5.5 million tons of production capacity, acquisition of the remaining interest has increased our North American Iron Ore equity production capacity by approximately 4.0 million tons and has added more than 50 million tons of additional reserves. Furthermore, acquisition of the remaining interest has provided us additional access to the seaborne iron ore markets serving steelmakers in Europe and Asia.

Spider. We commenced a formal cash offer to acquire all of the outstanding common shares of Spider Resources Inc., or Spider, a Canadian-based mineral exploration company, for C$0.19 per share during the second quarter of 2010. On July 6, 2010, all of the conditions to acquire the remaining common shares of Spider had been satisfied or waived and we increased our ownership percentage to 52%, representing a majority of the common shares outstanding on a fully-diluted basis. Subsequently, we extended the cash offer to permit additional shares to be tendered and taken up, thereby increasing our ownership percentage in Spider to 85% as of July 26, 2010. Effective October 6, 2010, we completed the acquisition of all of the remaining shares of Spider through an amalgamation. Consequently, we own 100% of Spider as of December 31, 2010 and have obtained majority ownership of the “Big Daddy” chromite deposit located in Northern Ontario. The “Big Daddy” chromite deposit is one of the three premier chromite deposits that we originally acquired interest in through the Freewest acquisition as discussed above.

CLCC. On July 30, 2010, we acquired all of the coal operations of privately-owned INR Energy, LLC, or INR, for $775.9 million, and since that date, the operations acquired from INR have been conducted through our wholly-owned subsidiary known as Cliffs Logan County Coal, or CLCC. CLCC is a producer of high-volatile metallurgical and thermal coal located in southern West Virginia. CLCC’s operations include two underground continuous mining method metallurgical coal mines and one open surface thermal coal mine, a coal preparation and processing facility as well as a large, long-life reserve base with an estimated 59 million tons of metallurgical coal and 62 million tons of thermal coal. This reserve base increases our total global reserve base to over 166 million tons of metallurgical coal and over 67 million tons of thermal coal. This acquisition represents an opportunity for us to add complementary high-quality coal products and provides certain advantages, including among other things, long-life mine assets, operational flexibility, and new equipment.

We plan to continue our strategic growth as an international mining and natural resources company in 2011. Specifically:

Consolidated Thompson. On January 11, 2011, we entered into a definitive arrangement agreement with Consolidated Thompson to acquire all of its common shares in an all-cash transaction including net debt, valued at approximately C$4.9 billion, or C$17.25 per share, which we refer to as the Arrangement Agreement. The proposed acquisition, which we refer to as the Acquisition, reflects our strategy to build scale by owning expandable and exportable steelmaking raw material assets serving international markets. On February 25, 2011, the shareholders of Consolidated Thompson approved the plan of arrangement pursuant to which the Acquisition will be completed. Completion of the Acquisition is subject to additional customary closing conditions, including government and regulatory approvals.

Consolidated Thompson is a Canadian exploration and development mining company producing iron ore of high-quality concentrate. Consolidated Thompson operates an iron ore mine and processing facility near Bloom Lake in Quebec, Canada. Wuhan Iron and Steel (Group) Corporation, which we refer to as Wuhan, is a 25% partner in the Bloom Lake property. The Bloom Lake property is currently ramping up towards an initial production rate of 8.0 million metric tons of iron ore concentrate per year, which Consolidated Thompson expects to increase to 16.0 million metric tons per year by mid-2013. Consolidated Thompson also owns two additional development properties, Lamêlée and Peppler Lake, in Quebec. The Bloom Lake, Lamêlée and Peppler Lake properties are in close proximity to our own Canadian operations and will allow us to leverage our port facilities and supply this ore to the seaborne market. All of Consolidated Thompson’s current production capacity is contracted under long-term off-take arrangements with large Asian customers at sales-per-ton rates that move with the global seaborne prices. The Acquisition is expected to further diversify our customer base by increasing sales to these customers, including Wuhan, Worldlink Resources Limited and SK Networks Co., Ltd., a subsidiary of SK Group. In addition, we expect to realize approximately $75 million in pre-tax annual operating synergies in connection with the Acquisition.

Bridge Credit Agreement. On March 4, 2011, we entered into an unsecured bridge credit agreement with a syndicate of banks. The bridge credit agreement provides for up to a $2,450 million bridge credit facility, which we refer to as the bridge credit facility, that matures one year from the date of the funding. The commitments under the bridge credit facility will continue to reduce prior to the closing date of the Acquisition as we obtain permanent financing. Borrowings under the bridge credit facility will bear interest at a floating rate based upon a negotiated base rate or the LIBOR rate plus a margin depending on our credit rating and the length of time the borrowings, if any, remain outstanding.

New Term Loan. On March 4, 2011, we entered into a new unsecured term loan agreement with a syndicate of banks. The term loan agreement provides for a $1,250 million term loan, which we refer to as the new term loan, that matures on the fifth anniversary of the date the new term loan is funded, and requires principal payments on each three-month anniversary following funding of the new term loan. Borrowings under the new term loan will bear interest at a floating rate based upon a negotiated base rate or the LIBOR rate plus a margin depending on the leverage ratio.

The bridge credit facility and the new term loan contain certain representation and warranties, certain affirmative and negative covenants, certain financial covenants and events of default customary for such financings.

We intend to use borrowings under the bridge credit facility and our new term loan, along with the net proceeds from this offering, to pay a portion of the purchase price of the Acquisition. We do not intend to borrow under the bridge credit facility or our new term loan until the funding, which is expected to be not more than three business days prior to the date of closing of the pending Acquisition.

Corporate Information

Our principal executive offices are located at 200 Public Square, Suite 3300, Cleveland, Ohio 44114. Our main telephone number is (216) 694-5700, and our website address is www.cliffsnaturalresources.com. The information contained on or accessible through our website is not part of this prospectus supplement, other than the documents that we file with the SEC that are incorporated by reference in this prospectus supplement or the accompanying prospectus.

The Offering

The following summary contains basic information about the notes and is not intended to be complete. It does not contain all of the information that is important to you. For a more detailed description of the notes, please refer to the section entitled “Description of the Notes” in this prospectus supplement and the section entitled “Description of Debt Securities” in the accompanying prospectus.

Issuer	Cliffs Natural Resources Inc.

Notes offered	$1,000,000,000 aggregate principal amount of notes, consisting of $700,000,000 aggregate principal amount of 2021 senior notes and $300,000,000 aggregate principal amount of 2040 senior notes. The offered amount of the 2040 senior notes will constitute an additional issuance of our 2040 senior notes, $500,000,000 aggregate principal amount of which have been previously issued and are outstanding.

Maturity	The 2021 senior notes will mature on April 1, 2021.

The 2040 senior notes will mature on October 1, 2040.

Interest rate	The 2021 senior notes will bear interest at 4.875% per year.

The 2040 senior notes will bear interest at 6.25% per year.

Interest payment dates	The 2021 senior notes will pay interest on April 1 and October 1 of each year, commencing on October 1, 2011.

The 2040 senior notes will pay interest on April 1 and October 1 of each year, commencing on October 1, 2011.

Ranking	The notes will be our senior unsecured obligations and will rank equally with all of our other senior unsecured indebtedness, including all other unsubordinated debt securities issued under the indenture, from time to time outstanding. The indenture does not restrict the issuance by us or our subsidiaries of senior unsecured indebtedness. See “Description of the Notes.”

Form and denomination	The notes will be issued in fully registered form in denominations of $2,000 or integral multiples of $1,000 in excess thereof.

Further issuances	We may create and issue further notes ranking equally and ratably with either series of notes offered by this prospectus supplement in all respects, so that such further notes will be consolidated and form a single series with the applicable series of notes offered by this prospectus supplement and will have the same terms as to status, redemption or otherwise.

Optional redemption	We may redeem the notes of either series, in whole or in part, at any time and from time to time, as described under the heading “Description of the Notes—Optional Redemption.”

If the 2021 senior notes are redeemed on or after the date that is three months prior to their maturity date, the 2021 senior notes will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to the date of redemption.

Mandatory special redemption	The 2021 senior notes will be subject to a special mandatory redemption in the event the Acquisition is not consummated on or prior to July 29, 2011, or if prior to July 29, 2011, the Arrangement Agreement is terminated other than in connection with the consummation of the Acquisition and is not otherwise amended or replaced. In such an event, the 2021 senior notes will be redeemed at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to but excluding, the special mandatory redemption date, such redemption being a special mandatory redemption. The “special mandatory redemption date” means the date no later than the tenth business day following the earlier to occur of (a) July 29, 2011, if the Acquisition has not been completed on or prior to July 29, 2011 and (b) the date that the Arrangement Agreement is terminated other than in connection with the consummation of the Acquisition and is not otherwise amended or replaced. See “Description of the Notes—Special Mandatory Redemption.”

Offer to repurchase upon change of control triggering event	If we experience a Change of Control Triggering Event (as defined herein), we will be required, unless we have already exercised our option to redeem the notes of the applicable series, to offer to purchase the notes of the applicable series at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Notes—Change of Control Triggering Event.”

Certain covenants	The indenture governing the notes contains covenants that restrict our ability, with certain exceptions, to:

•	incur debt secured by liens; and

•	engage in sale and leaseback transactions.

See “Description of the Notes—Certain Covenants.”

DTC eligibility	The notes of each series will be represented by global certificates deposited with, or on behalf of, The Depository Trust Company, which we refer to as DTC, or its nominee. See “Description of the Notes—Book-Entry Delivery and Settlement.”

Same-day settlement	Beneficial interests in the notes will trade in DTC’s same-day funds settlement system until maturity. Therefore, secondary market trading activity in such interests will be settled in immediately available funds.

Use of proceeds	We expect to receive net proceeds, after deducting underwriting discounts but before deducting other offering expenses, of approximately $990.8 million from this offering. We intend to use the net proceeds from this offering, together with cash on hand and borrowings under the bridge credit facility and our new term loan, to fund the Acquisition and to pay related fees and expenses. The closing of this offering is expected to occur prior to the consummation of the Acquisition. If the Acquisition is not consummated, we are required to redeem the 2021 senior notes in a special mandatory redemption as further described under “Description of the Notes—Special Mandatory Redemption” and we intend to use the net proceeds from the 2040 senior notes offered hereby for general corporate purposes, including, without limitation, to fund capital expenditures and other strategic acquisitions. See “Use of Proceeds.”

No listing of the notes	We do not intend to apply to list the notes on any securities exchange or to have the notes quoted on any automated quotation system.

Governing law	The notes will be, and the indenture is, governed by the laws of the State of New York.

Risk factors	Investing in the notes involves risk. See “Risk Factors” on page S-12 of this prospectus supplement, in the accompanying prospectus and the documents incorporated by reference herein or therein for a discussion of certain risks you should consider in connection with an investment in the notes.

Trustee, registrar and paying agent	U.S. Bank National Association

Summary Consolidated and Pro Forma Financial Data

The table below sets forth a summary of our financial and other statistical data for the periods presented. We derived the financial data as of and for the years ended December 31, 2010, 2009 and 2008 from our audited consolidated financial statements. The table below also sets forth unaudited summary pro forma condensed consolidated financial data for the year ended December 31, 2010, which we have derived from the historical financial statements of Cliffs and Consolidated Thompson and should be read in conjunction with the unaudited pro forma condensed consolidated financial and other data included elsewhere in this prospectus supplement. The unaudited condensed consolidated pro forma statement of operations data set forth below gives effect to the Acquisition as if it had occurred on January 1, 2010 and the unaudited condensed consolidated pro forma balance sheet data set forth below gives effect to the Acquisition as if it had occurred as of December 31, 2010. The summary pro forma condensed consolidated financial information set forth below should not be considered indicative of actual results that would have been achieved had the Acquisition occurred on the respective dates indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. We cannot assure you that the assumptions used in the preparation of the pro forma condensed consolidated financial information will prove to be correct. Prospective investors should read the summary consolidated and pro forma financial and other statistical data in conjunction with our consolidated financial statements, the related notes and other financial information incorporated by reference into this prospectus supplement.

	Year Ended December 31,			Pro Forma for the Year Ended December 31,
	2008(a)	2009	2010(b)	2010
Financial data (in millions)
Revenue from product sales and services	$3,609.1	$2,342.0	$4,682.2	$4,984.8
Cost of goods sold and operating expenses	(2,449.4)	(2,033.1)	(3,158.7)	(3,455.5)
Other operating expense	(220.8)	(78.7)	(258.5)	(298.6)

Operating income	938.9	230.2	1,265.0	1,230.7
Net income(c)	537.0	204.3	1,019.7	890.5

Less: Net income (loss) attributable to noncontrolling interest	21.2	(0.8)	(0.2)	13.9

Net income attributable to Cliffs shareholders	515.8	205.1	1,019.9	876.6
Preferred stock dividends	(1.1)	—	—	—

Income attributable to Cliffs common shareholders	514.7	205.1	1,019.9	876.6
Total assets	4111.1	4,639.3	7,778.2	13,363.7
Long-term obligations	580.2	644.3	1,881.3	4,509.9
Ratio of earnings to fixed charges	15.2x	6.1x	18.7x
Net cash from operating activities	853.2	185.7	1,320.0
Redeemable cumulative convertible perpetual preferred stock	0.2	—	—
Distributions to preferred shareholders cash dividends	1.1	—	—
Distributions to common shareholders cash dividends(d)	36.1	31.9	68.9
Iron ore and coal production and sales statistics
(tons in millions—North America; metric tons in millions—Asia Pacific)
Production tonnage—North American iron ore	35.2	19.6	32.0	35.0	(e)
—North American coal	3.5	1.7	3.2
—Asia Pacific iron ore	7.7	8.3	9.3
Production tonnage—North American iron ore (Cliffs’ share)	22.9	17.1	25.4
Sales tonnage—North American iron ore	22.7	16.4	26.2	28.9	(e)
—North American coal	3.2	1.9	3.3
—Asia Pacific iron ore	7.8	8.5	9.3

(a)	On May 21, 2008, Portman authorized a tender offer to repurchase shares, and as a result, our ownership interest in Portman increased from 80.4% to 85.2% on June 24, 2008. On September 10, 2008, we announced an off-market takeover offer to acquire the remaining shares in Portman, which closed on November 3, 2008. We subsequently proceeded with a compulsory acquisition of the remaining shares and have full ownership of Portman as of December 31, 2008. Results for 2008 reflect the increase in our ownership of Portman since the date of each step acquisition.
(b)	On January 27, 2010, we acquired all of the remaining outstanding shares of Freewest, including its interest in the Ring of Fire properties in Northern Ontario Canada. On February 1, 2010, we acquired entities from our former partners that held their respective interests in Wabush, thereby increasing our ownership interest from 26.8 percent to 100%. On July 30, 2010, we acquired all of the coal operations of privately-owned INR, and since that date, the operations acquired from INR have been conducted through our wholly-owned subsidiary known as CLCC. Results for 2010 include Freewest’s, Wabush’s and CLCC’s results since the respective acquisition dates. As a result of acquiring the remaining ownership interest in Freewest and Wabush, our 2010 results were impacted by realized gains of $38.6 million primarily related to the increase in fair value of our previous ownership interest in each investment held prior to the business acquisition.
(c)	In December 2010, we completed a legal entity restructuring that resulted in a change to deferred tax liabilities of $78.0 million on certain foreign investments to a deferred tax asset of $9.4 million for tax basis in excess of book basis on foreign investments as of December 31, 2010. A valuation allowance of $9.4 million was recorded against this asset due to the uncertainty of realization. The deferred tax changes were recognized as a reduction to our income tax provision in 2010.
(d)	On May 12, 2009, our Board of Directors enacted a 55% reduction in our quarterly common share dividend to $0.04 from $0.0875 for the second and third quarters of 2009 in order to enhance financial flexibility. The $0.04 common share dividends were paid on June 1, 2009 and September 1, 2009 to shareholders of record as of May 22, 2009 and August 14, 2009, respectively. In the fourth quarter of 2009, the dividend was reinstated to its previous level. On May 11, 2010, our Board of Directors increased our quarterly common share dividend from $0.0875 to $0.14 per share. The increased cash dividend was paid on June 1, 2010, September 1, 2010, and December 1, 2010 to shareholders on record as of May 14, 2010, August 13, 2010, and November 19, 2010, respectively.
(e)	The pro forma statistical data for the year ended December 31, 2010 reflects actual Consolidated Thompson iron ore concentrate production and sales of 3.0 million and 2.7 million metric tons, respectively. The Consolidated Thompson production and sales results for 2010 were impacted by ramp-up activities at the Bloom Lake mine. Annual production capacity of 8 million metric tons is expected to be reached during 2011.

Risk Factors

An investment in the notes involves risk. Prior to making a decision about investing in our notes, and in consultation with your own financial and legal advisors, you should carefully consider the following risk factors, as well as the risk factors discussed in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are incorporated herein by reference. You should also refer to the other information in this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the related notes incorporated by reference in this prospectus supplement. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition.

Risks Related to this Offering and the Notes

The notes are subject to prior claims of any secured creditors and the creditors of our subsidiaries, and if a default occurs we may not have sufficient funds to fulfill our obligations under the notes.

The notes are our unsecured general obligations, ranking equally with our other senior unsecured indebtedness and liabilities but junior to any secured indebtedness and effectively subordinated to the debt and other liabilities of our subsidiaries. The indenture governing the notes permits us and our subsidiaries to incur secured debt under specified circumstances. If we incur any secured debt, our assets and the assets of our subsidiaries will be subject to prior claims by our secured creditors. In the event of our bankruptcy, liquidation, reorganization or other winding up, assets that secure debt will be available to pay obligations on the notes only after all debt secured by those assets has been repaid in full. Holders of the notes will participate in our remaining assets ratably with all of our unsecured and unsubordinated creditors, including our trade creditors.

If we incur any additional obligations that rank equally with the notes, including trade payables, the holders of those obligations will be entitled to share ratably with the holders of the notes in any proceeds distributed upon our insolvency, liquidation, reorganization, dissolution or other winding up. This may have the effect of reducing the amount of proceeds paid to you. If there are not sufficient assets remaining to pay all of these creditors, all or a portion of the notes then outstanding would remain unpaid.

The indenture does not limit the amount of indebtedness that we and our subsidiaries may incur.

The indenture under which the notes will be issued does not limit the amount of indebtedness that we and our subsidiaries may incur. The indenture does not contain any financial covenants or other provisions that would afford the holders of the notes any substantial protection in the event we participate in a highly leveraged transaction.

Our existing and future indebtedness may limit cash flow available to invest in the ongoing needs of our business, which could prevent us from fulfilling our obligations under the notes.

After giving effect to this notes offering, and after giving effect to borrowings under the bridge credit facility, our new term loan and the debt that will be assumed in the Acquisition, our total indebtedness at December 31, 2010 would have been approximately $5,045.9 million. Additionally, we have the ability under our existing credit facility to incur substantial additional indebtedness in the future. Our level of indebtedness could have important consequences to you. For example, it could:

•

require us to dedicate a substantial portion of our cash flow from operations to the payment of debt service, reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increase our vulnerability to adverse economic or industry conditions;

•	limit our ability to obtain additional financing in the future to enable us to react to changes in our business; or

•	place us at a competitive disadvantage compared to businesses in our industry that have less indebtedness.

Additionally, any failure to comply with covenants in the instruments governing our debt could result in an event of default which, if not cured or waived, would have a material adverse effect on us.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control. We also depend on the business of our subsidiaries to satisfy our cash needs. If we cannot generate the required cash, we may not be able to make the necessary payments under the notes.

Our ability to make payments on our indebtedness, including the notes, and to fund planned capital expenditures will depend on our ability to generate cash in the future. Our ability to generate cash, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

A significant portion of our operations is conducted through our subsidiaries. As a result, our ability to service our debts, including our obligations under the notes and other obligations, is dependent to some extent on the earnings of our subsidiaries and the payment of those earnings to us in the form of dividends, loans or advances and through repayment of loans or advances from us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds to meet our payment obligations on the notes, whether in the form of dividends, distributions, loans or other payments. In addition, any payment of dividends, loans or advances by our subsidiaries could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we are a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us. Finally, changes in the laws of foreign jurisdictions in which we operate may adversely affect the ability of some of our foreign subsidiaries to repatriate funds to us.

Additionally, our historical financial results have been, and we anticipate that our future financial results will be, subject to fluctuations. We cannot assure you that our business will generate sufficient cash flow from our operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness, including the notes, or to fund our other liquidity needs and make necessary capital expenditures.

An active trading market for the notes may not develop.

There is no existing market for the notes and we do not intend to apply for listing of the notes on any securities exchange or any automated quotation system. Accordingly, there can be no assurance that a trading market for the notes will ever develop or will be maintained. Further, there can be no assurance as to the liquidity of any market that may develop for the notes, your ability to sell your notes or the price at which you will be able to sell your notes. Future trading prices of the notes will depend on many factors, including prevailing interest rates, our financial condition and results of operations, the then-current ratings assigned to the notes and the market for similar debt securities. Any trading market that develops would be affected by many factors independent of and in addition to the foregoing, including:

•	the time remaining to the maturity of the notes;

•	the outstanding amount of the notes;

•	the terms related to optional redemption of the notes; and

•	the level, direction and volatility of market interest rates generally.

The underwriters have advised us that they currently intend to make a market in the notes of each series, but they are not obligated to do so and may cease market-making at any time in their sole discretion without notice.

Risks Related to the Acquisition

Failure to successfully and efficiently integrate Consolidated Thompson into our operations may adversely affect our operations and financial condition.

The proceeds of this offering will be used to pay a portion of the purchase price of the acquisition of Consolidated Thompson. The integration of Consolidated Thompson into our operations will be a significant undertaking and will require significant attention from our management team. The Acquisition involves the integration of two companies that previously operated independently and the unique business culture of the two companies may prove to be incompatible. This integration is a complex, costly and time-consuming process, and we cannot assure you that this process will be successful. In addition, the integration of Consolidated Thompson into our operations will require significant one-time costs for tasks such as site visits and audits and may be difficult to execute, and we cannot guaranty or accurately estimate these costs at this time. Additional integration challenges include, among other things:

•	managing a larger company than before completion of the Acquisition;

•	retaining existing employees;

•	the possibility of faulty assumptions underlying our expectations for the integration process;

•	incorporating new facilities into our business operations;

•	coordinating sales and delivery functions;

•	integrating mining logistics, information, communication and other systems;

•	maintaining our standards, controls, procedures and policies; and

•	unforeseen expenses, liabilities or delays associated with the Acquisition.

We may not achieve the benefits we expect from the Acquisition if we are unable to successfully overcome these integration challenges.

We may not realize the growth opportunities and cost synergies that are anticipated from our Acquisition of Consolidated Thompson.

The benefits we expect to achieve as a result of our acquisition of Consolidated Thompson will depend, in part, on our ability to realize anticipated growth opportunities and cost synergies. Our success in realizing these growth opportunities and cost synergies, and the timing of this realization, depends on the successful integration of Consolidated Thompson’s business and operations with our business and operations. Even if we are able to integrate our business with Consolidated Thompson’s business successfully, this integration may not result in the realization of the full benefits of the growth opportunities and cost synergies we currently expect from this integration within the anticipated time frame or at all. For example, we may be unable to eliminate duplicative costs. Moreover, we anticipate that we will incur substantial expenses in connection with the integration of our business with Consolidated Thompson’s business. While we anticipate that certain expenses will be incurred, such expenses are difficult to estimate accurately, and may exceed current estimates. Accordingly, the benefits from the Acquisition may be offset by costs incurred or delays in integrating the companies, which could cause our revenue assumptions to be inaccurate.

Our historical and pro forma condensed consolidated financial information may not be representative of our results as a combined company.

The pro forma condensed consolidated financial information included in this prospectus supplement is constructed from the separate financial statements of us and Consolidated Thompson and may not represent the financial information that would result from operations of the combined companies. In addition, the pro forma condensed consolidated financial information presented in this prospectus supplement is based in part on certain assumptions regarding the Acquisition that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the historical and pro forma condensed consolidated financial information included in this prospectus supplement may not reflect what our results of operations and financial condition would have been had we been a combined entity during the periods presented, or what our results of operations and financial condition will be in the future. The challenge of integrating previously independent businesses makes evaluating our business and our future financial prospects difficult. Our potential for future business success and operating profitability must be considered in light of the risks, uncertainties, expenses and difficulties typically encountered by recently combined companies.

Consolidated Thompson is an exploration and development mining company whose full potential has not yet been realized, and we may encounter unexpected set-backs in bringing operations up to their full potential, which could hinder our ability to realize the full value of the Acquisition or decrease the anticipated value of the Acquisition.

Consolidated Thompson is an exploration and development mining company. Mining operations generally involve a high degree of risk and Consolidated Thompson’s operations are subject to the hazards and risks normally encountered in the exploration, development and production of iron ore, including environmental hazards and periodic interruptions in both production and transportation due to inclement or hazardous weather conditions. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining, monetary losses and possible legal liability.

Development projects generally have a limited operating history upon which to base estimates of future cash capital and operating costs. For development projects, resource estimates and estimates of cash operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from the ore, estimated operating costs and other factors. As a result, future actual production, cash operating costs and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement and initial acceleration of production often can occur. Any of these events could hinder our ability to realize the full value of the Acquisition or decrease the anticipated value of the Acquisition.

Consolidated Thompson’s ability to increase present iron ore production levels through the successful development of new mines and/or the expansion of existing mining operations is subject to numerous uncertainties and conditions.

Consolidated Thompson’s ability to increase present iron ore production levels is dependent, in part, on the successful development of new mines and/or the expansion of existing mining operations, including the planned increase of production capacity at its Bloom Lake Property from 8 million metric tons per year to 16 million metric tons per year and development of its Lamêlée Property and Peppler Lake Property. Development and expansion projects rely on the accuracy of predicted factors including: capital and operating costs; metallurgical recoveries; reserve estimates; and future metal prices. Development and expansion projects are also subject to accurate feasibility studies, the acquisition of surface or land rights, the issuance of necessary governmental permits, including environmental permits, and obtaining governmental approvals necessary for the operation of a project. As a result of the substantial expenditures involved, developments are also prone to material cost overruns versus budget. Any one of the above factors could delay or restrict our ability to increase present iron ore production levels and have a material adverse effect on our business, results of operations and financial condition.

The historical financial statements of Consolidated Thompson may not be representative of the future financial position, future results of operations or future cash flows of the Consolidated Thompson business as part of our company nor do they reflect what the financial position, results of operations or cash flows of the Consolidated Thompson business would have been as a part of our company during the periods presented.

To date, Consolidated Thompson has only recorded revenues from operations in three quarters and net income from operations in two quarters. The development of Consolidated Thompson’s assets, which involved heavy investments that were not off-set by revenue, resulted in significant losses in previous periods. Since production has begun, these historical financial statements may not be representative of Consolidated Thompson’s future financial position, results of operations or cash flows. Additionally, there are a number of factors that may result in differences between the historical financial statements of Consolidated Thompson and the future financial position, results of operations or cash flows of Consolidated Thompson’s business as part of our company.

The holders of the 2040 senior notes will not have the benefit of the special mandatory redemption provisions if the Arrangement Agreement is terminated other than in connection with the consummation of the Acquisition or the Acquisition is not consummated on or prior to July 29, 2011.

The special mandatory redemption provisions are applicable only to the 2021 senior notes. If the definitive arrangement agreement is terminated other than in connection with the consummation of the Acquisition or the Acquisition is not consummated on or prior to July 29, 2011, the 2040 senior notes will remain outstanding and we will use the proceeds of the 2040 senior notes for general corporate purposes as further described under “Use of Proceeds”.

Use of Proceeds

We expect to receive net proceeds, after deducting underwriting discounts but before deducting other offering expenses, of approximately $990.8 million from this offering. We intend to use the net proceeds from this offering, together with cash on hand and borrowings under the bridge credit facility and our new term loan, to fund the Acquisition of Consolidated Thompson and to pay related fees and expenses. Pending final use, we may invest the net proceeds from this offering in short-term marketable securities.

The closing of this offering is expected to occur prior to the consummation of the Acquisition. If the Acquisition is not consummated, we will be required to redeem the 2021 senior notes in a special mandatory redemption and we intend to use the net proceeds from the 2040 senior notes offered hereby for general corporate purposes, including, without limitation, to fund capital expenditures and other strategic acquisitions.

The following table sets forth the anticipated sources and uses of funds in connection with this offering, the Acquisition and related financing.

Sources of Funds		Uses of Funds
2021 senior notes offered hereby	$699.3	Consolidated Thompson acquisition	$4,501.8
2040 senior notes offered hereby	298.7	Transaction fees and expenses(1)	94.0

Cash on hand	1,566.7	Total	$4,595.8

Bridge credit facility	781.1
New term loan	1,250.0

Total	$4,595.8

(1)	Includes underwriting discounts related to the notes offered hereby.

Capitalization

The following table sets forth our cash and cash equivalents and consolidated capitalization as of December 31, 2010:

•	on a historical basis;

•	as adjusted to give effect to this offering; and

•

pro forma as adjusted to give effect to this offering, our borrowing under the bridge credit facility and the new term loan and the anticipated application of the use proceeds therefrom in connection with the Acquisition as described under “Use of Proceeds,” as well as the debt that will be assumed in the Acquisition.

You should read this table in conjunction with our consolidated financial statements, the related notes and other financial information contained in our Annual Report on Form 10-K for the year ended December 31, 2010, which is incorporated by reference in this prospectus supplement, as well as the other financial information incorporated by reference in this prospectus supplement and the accompanying prospectus.

	As of December 31, 2010
(in millions)	Actual	As adjusted	Pro forma as adjusted
Cash and cash equivalents	$1,566.7	$2,557.0	$234.4

Capitalization:
Long-term debt
Revolving portion of credit facility(1)	$—	$—	$—
Bridge credit facility	—	—	781.1
New term loan	—	—	1,250.0
Private placement senior notes	325.0	325.0	325.0
2020 5.9% senior notes	397.8	397.8	397.8
2020 4.8% senior notes	499.0	499.0	499.0
Senior notes offered hereby(2)	—	998.0	998.0
Existing 2040 6.25% senior notes	491.3	491.3	491.3
Consolidated Thompson unsecured credit facility	—	—	49.8
Consolidated Thompson convertible debentures	—	—	253.9

Total long-term debt	$1,713.1	$2,711.1	$5,045.9
Total equity	$3,838.7	$3,838.7	$4,964.2

Total capitalization	$5,551.8	$6,549.8	$10,010.1

(1)	As of December 31, 2010, no revolving loans were drawn under the credit facility; however, the principal amount of letter of credit obligations totaled $64.7 million, reducing available borrowing capacity to $535.3 million.
(2)	Includes 2021 senior notes and 2040 senior notes offered hereby, net of discount.

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information (Pro Forma Information) is based upon the historical consolidated financial information of Cliffs, which is incorporated by reference in this prospectus supplement, and Consolidated Thompson, which is included elsewhere in this prospectus supplement, and has been prepared to reflect the pending Acquisition of Consolidated Thompson by Cliffs. The unaudited pro forma condensed consolidated statement of financial position as of December 31, 2010 is presented as if the Acquisition and related financing had occurred on that date. The unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2010 assumes that the Acquisition and related financing occurred on January 1, 2010. The historical consolidated financial information has been adjusted to give effect to estimated pro forma events that are (1) directly attributable to the Acquisition, (2) factually supportable and (3) with respect to the statement of operations, expected to have a continuing impact on the consolidated results of operations.

The Pro Forma Information gives effect to the Acquisition of all of the common shares of Consolidated Thompson by Cliffs in an all cash transaction, including net debt. Cliffs will allocate the purchase price of the Acquisition to the assets acquired and the liabilities assumed based on their estimated fair values. Any excess of purchase price over the fair value of the net assets acquired will be recorded as goodwill. The Pro Forma Information should be read in conjunction with the historical consolidated financial statements and accompanying notes of Cliffs, which are incorporated by reference in this prospectus supplement, and Consolidated Thompson, which are included elsewhere in the prospectus supplement.

The Pro Forma Information has been prepared for illustrative purposes only and is not necessarily indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Cliffs acquired Consolidated Thompson during the specified periods. The pro forma adjustments are based on the preliminary information available at the time of the preparation of this prospectus supplement. For purposes of this Pro Forma Information, Cliffs has made a preliminary allocation of the estimated purchase price to the tangible assets acquired and liabilities assumed based on various estimates of their fair value. The allocation of the purchase price as of the date of acquisition may differ materially from the information presented in the accompanying Pro Forma Information due to changes in the fair value of the related assets and liabilities between December 31, 2010 and the date of acquisition, and as a further and more comprehensive analysis is completed.

Additionally, the Pro Forma Information does not reflect the cost of any integration activities or benefits that may result from synergies that may be derived from any integration activities. This includes our on-going evaluation of our global tax structure necessary to support our current and future business requirements. Therefore, the actual amounts reflected in our statement of consolidated operations may differ materially from the information presented in the accompanying Pro Forma Information.

Certain amounts in the historical Consolidated Thompson consolidated financial statements have been reclassified to conform to Cliffs’ financial statement presentation. Management expects that there could be additional reclassifications following the Acquisition. Consolidated Thompson’s historical functional currency, the Canadian dollar, has been assumed for the preparation of the Pro Forma Information. The Consolidated Thompson historical financial statements have been translated from Canadian dollars to U.S. dollars for purposes of the Pro Forma Information. The Consolidated Thompson historical statement of operations has been translated using the average foreign exchange rate prevailing during the twelve months ended December 31, 2010, at an average rate of $0.97 Canadian dollars/U.S. dollars, and the Consolidated Thompson historical statement of financial position has been translated using the foreign exchange rate as of December 31, 2010, at an exchange rate of $1.00 Canadian dollars/U.S. dollars. The functional currency of Consolidated Thompson will be evaluated by management upon the close of the Acquisition and prior to the consolidation of Consolidated Thompson into Cliffs’ consolidated results. Based upon the outcome of such an evaluation, the translation of Consolidated Thompson’s monetary assets and liabilities could result in additional foreign currency gains or losses included in earnings.

CLIFFS NATURAL RESOURCES INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS OF DECEMBER 31, 2010

	(in millions)
	Cliffs Natural Resources Historical	Consolidated Thompson Historical	Pro Forma Adjustments (Note 3)		Pro Forma Consolidated
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$1,566.7	$234.4	$(1,472.7)	(b)	$234.4
			(42.2)	(d)
			(51.8)	(e)
Accounts receivable	359.1	94.4	(26.9)	(a)	426.6
Inventories	269.2	35.8	(2.7)	(a)	357.3
			55.0	(c)
Supplies and other inventories	148.1	—	2.7	(a)	150.8
Other current assets	240.6	28.4	26.9	(a)	303.8
			7.9	(d)

TOTAL CURRENT ASSETS	2,583.7	393.0	(1,503.8)		1,472.9
PROPERTY, PLANT AND EQUIPMENT, NET	3,979.2	1,326.7	4,125.6	(c)	9,431.5
OTHER ASSETS
Marketable securities	85.9	4.0	—		89.9
Investments in ventures	514.8	—	—		514.8
Goodwill	196.5	—	1,163.5	(c)	1,360.0
Intangible assets, net	175.8	—	—		175.8
Other	242.3	24.7	51.8	(e)	318.8

TOTAL OTHER ASSETS	1,215.3	28.7	1,215.3		2,459.3

TOTAL ASSETS	$7,778.2	$1,748.4	$3,837.1		$13,363.7

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$266.5	$110.6	$(1.0)	(a)	$375.2
			(0.9)	(c)
Bridge facility	—	—	781.1	(e)	781.1
Current portion of long-term debt	—	16.5	(16.5)	(a)	—
Other current liabilities	762.2	—	17.5	(a)	779.7

TOTAL CURRENT LIABILITIES	1,028.7	127.1	780.2		1,936.0
POSTEMPLOYMENT BENEFIT LIABILITIES	528.0	—	—		528.0
DEFERRED INCOME TAXES	63.7	61.5	854.6	(c)	979.8
SENIOR NOTES	1,713.1	—	998.0	(e)	2,711.1
NEW TERM LOAN	—	—	1,250.0	(e)	1,250.0
OTHER LONG-TERM DEBT	—	223.4	(76.9)	(a)	49.8
			(96.7)	(c)
CONVERTIBLE DEBENTURES	—	253.9	—		253.9
OTHER LIABILITIES	606.0	8.0	76.9	(a)	690.9

TOTAL LIABILITIES	3,939.5	673.9	3,786.1		8,399.5

COMMITMENTS AND CONTINGENCIES
EQUITY
CLIFFS SHAREHOLDERS' EQUITY
Preferred stock—no par value Class A—3,000,000 shares authorized and unissued Class B—4,000,000 shares authorized and unissued
Common Shares—par value $0.125 per share Authorized—224,000,000 shares; Issued—138,845,469 shares Outstanding—135,456,999 shares	17.3	966.1	(966.1)	(f)	17.3
Warrants	—	11.6	(11.6)	(f)	—
Capital in excess of par value of shares	896.3	45.2	(45.2)	(f)	896.3
Retained Earnings	2,924.1	(109.3)	(34.3)	(d)	2,889.8
			109.3	(f)
Cost of 3,388,470 common shares in treasury	(37.7)	—	—		(37.7)
Accumulated other comprehensive income	45.9	1.4	(1.4)	(f)	45.9

TOTAL CLIFFS SHAREHOLDERS' EQUITY	3,845.9	915.0	(949.3)		3,811.6

NONCONTROLLING INTEREST	(7.2)	159.5	1,000.3	(c)	1,152.6

TOTAL EQUITY	3,838.7	1,074.5	51.0		4,964.2

TOTAL LIABILITIES AND EQUITY	$7,778.2	$1,748.4	$3,837.1		$13,363.7

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial information.

CLIFFS NATURAL RESOURCES INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

TWELVE MONTHS ENDED DECEMBER 31, 2010

	(in millions)
	Cliffs Natural Resources Historical	Consolidated Thompson Historical	Pro Forma Adjustments (Note 3)			Pro Forma Consolidated
REVENUES FROM PRODUCT SALES AND SERVICES
Product	$4,416.8	$316.1	$(13.5)	(g	)	$4,719.4
Freight and venture partners’ cost reimbursements	265.4	—	—			265.4

	4,682.2	316.1	(13.5)			4,984.8
COST OF GOODS SOLD AND OPERATING EXPENSES	(3,158.7)	(167.8)	(67.0)	(a	)	(3,455.5)
			(75.5)	(h	)
			13.5	(g	)

SALES MARGIN	1,523.5	148.3	(142.5)			1,529.3
OTHER OPERATING INCOME (EXPENSE)
Selling, general and administrative expenses	(238.0)	(38.4)	—			(276.4)
Miscellaneous—net	(20.5)	(76.2)	64.8	(a	)	(22.2)
			9.7	(i	)

	(258.5)	(114.6)	74.5			(298.6)
OTHER INCOME (EXPENSE)
Interest income	9.9	0.5	—			10.4
Interest expense	(69.7)	(12.9)	8.1	(j	)	(218.5)
			(144.0)	(j	)
Other—net	93.0	(18.6)	2.2	(a	)	76.6

	33.2	(31.0)	(133.7)			(131.5)
INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND EQUITY INCOME FROM VENTURES	1,298.2	2.7	(201.7)			1,099.2
INCOME TAX (EXPENSE) BENEFIT	(292.0)	1.7	68.1	(k	)	(222.2)
EQUITY INCOME FROM VENTURES	13.5	—	—			13.5

NET INCOME	1,019.7	4.4	(133.6)			890.5
LESS: NET INCOME (LOSS) ATTRIBUTABLE TO NONCONTROLLING INTEREST	(0.2)	14.1	—			13.9

NET INCOME (LOSS) ATTRIBUTABLE TO CLIFFS COMMON SHAREHOLDERS	$1,019.9	$(9.7)	$(133.6)			$876.6

EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CLIFFS SHAREHOLDERS—BASIC	$7.54					$6.48
EARNINGS PER COMMON SHARE ATTRIBUTABLE TO CLIFFS SHAREHOLDERS—DILUTED	$7.49					$6.44
AVERAGE NUMBER OF SHARES (IN THOUSANDS)
Basic	135,301					135,301
Diluted	136,138					136,138
CASH DIVIDENDS PER SHARE	0.51					0.51

The accompanying notes are an integral part of this unaudited pro forma condensed consolidated financial information.

Notes to Unaudited Pro Forma Condensed Consolidated Financial Information

Note 1. Basis of Presentation

On January 11, 2011, we entered into a definitive arrangement agreement with Consolidated Thompson to acquire all of its common shares in an all-cash transaction, including net debt, valued at C$17.25 per share. The Acquisition reflects our strategy to build scale by owning expandable and exportable steelmaking raw material assets serving international markets. On February 25, 2011, the shareholders of Consolidated Thompson approved the plan of arrangement pursuant to which the Acquisition will be completed. Completion of the Acquisition is subject to additional customary closing conditions, including government and regulatory approvals.

The accompanying Pro Forma Information presents the pro forma consolidated financial position and results of operations of the combined company based upon the historical financial statements of Cliffs and Consolidated Thompson, after giving effect to the Acquisition adjustments described in these notes, and is intended to reflect the impact of the Acquisition on Cliffs. Certain amounts in Consolidated Thompson’s historical financial statements have been reclassified to conform to Cliffs’ presentation. In addition, the Consolidated Thompson historical financial statements have been translated from Canadian dollars to U.S. dollars for purposes of the Pro Forma Information.

The Acquisition has been accounted for in the Pro Forma Information by allocating the total purchase price of the Acquisition to the assets acquired and liabilities assumed based upon their estimated fair values. The allocation of the purchase price to assets acquired and liabilities assumed in the unaudited pro forma condensed consolidated statement of financial position has been based upon management’s preliminary valuation estimates. Such allocations will be finalized based on additional valuation and other studies. Accordingly, the purchase price allocation adjustments and related impacts on the Pro Forma Information are preliminary and are subject to revisions, which may be material, after the closing of the Acquisition.

Note 2. Purchase Price (Dollars in Millions, Except Share Prices)

As of the closing date of the Acquisition: (a) each outstanding Consolidated Thompson common share will be acquired by Cliffs for a cash payment of C$17.25; (b) each outstanding option and warrant that is “in the money” will be acquired for cancellation for C$17.25 less the exercise price; (c) each outstanding performance share unit will be acquired for cancellation for C$17.25; and, (d) all outstanding Quinto rights will be acquired for cancellation for C$17.25 per each underlying Consolidated Thompson common share. In addition, Cliffs negotiated a preliminary agreement to purchase the outstanding Consolidated Thompson senior secured notes directly from the note holders for $122.5 million. The senior secured notes have a face amount of $100 million, a stated interest rate of 8.5 percent and were scheduled to mature in 2017.

As of December 31, 2010, the preliminary estimated total purchase price of the proposed transaction, exclusive of Consolidated Thompson cash, is as follows:

Cash consideration:
Cash paid to Consolidated Thompson stockholders	$4,125.2
Cash paid to Consolidated Thompson option holders	171.2
Cash paid to Consolidated Thompson warrant holders	70.8
Cash paid for Quinto rights	3.1
Cash paid for performance share units	9.0
Cash paid to Consolidated Thompson senior secured note holders	122.5

Total preliminary estimated purchase price	$4,501.8

For purposes of the Pro Forma Information, the cash consideration component of the preliminary estimated purchase price has been estimated to be funded by approximately $1.5 billion of Cliffs cash on hand and approximately $3.0 billion of new debt consisting of $1.25 billion related to a new term loan, $1.0 billion related to the notes offered by this prospectus supplement and $0.78 billion related to a bridge facility.

The sources of the cash to be used to fund the Acquisition and our anticipated post-Acquisition financing structure, inclusive of the assumed debt obligations of Consolidated Thompson, are based upon our current assumptions. However, we continue to evaluate the structure of our permanent financing for the transaction by, among other things, considering accessing the capital markets depending on market conditions during 2011. Changes to the anticipated financing structure could change materially from what is presented as we continue our analysis and finalize the permanent financing structure.

Additionally, Consolidated Thompson is party to certain management contracts with employees and directors which contain certain change of control provisions for contingent payments if their employment should be terminated with Cliffs. These payments were not included in the estimated purchase price calculated above, as we have assumed that this provision of the contracts has not been triggered in the Pro Forma Information presented. However, if such an occurrence were to take place, payments under the change of control provisions of these contracts could be approximately $20 million.

Included among the liabilities assumed in the Acquisition are the Consolidated Thompson convertible debentures which as a result of the Acquisition may be converted by their holders into cash in accordance with the provisions of the convertible debenture indenture. The convertible debentures were not included in the estimated purchase price calculated above due to the fact that the treatment of the convertible debentures was not addressed in the plan of arrangement. While it has been assumed that these convertible debentures will not be converted for the purpose of the Pro Forma Information, a conversion of 100 percent of the aggregate principal amount of the convertible debentures at the premium conversion ratio would result in a cash payment of approximately $336 million and the Unaudited Pro Forma Condensed Consolidated Statement of Operations would no longer reflect the mark-to-market loss on derivative liabilities of $28.3 million. On March 9, 2011, Consolidated Thompson launched a consent solicitation in order to amend the convertible debenture indenture in order to give Consolidated Thompson a redemption right.

Note 3. Pro Forma Adjustments (Table Amounts in Millions)

The Pro Forma Information includes the following pro forma adjustments to reflect (1) the effects of additional financing necessary to complete the Acquisition and (2) the allocation of the purchase price, including adjusting assets and liabilities to fair value, with related changes in revenues, costs and expenses:

Balance sheet pro forma adjustments:

(a) Reflects reclassification adjustments described in Note 4. Reclassification Adjustments.

(b) Reflects the estimated $1.5 billion net payment of cash from Cliffs’ cash on hand for the consideration to be paid for the Acquisition of all outstanding Consolidated Thompson common shares, options, warrants, performance share units, and Quinto rights, as well as negotiated purchase of the outstanding Consolidated Thompson senior secured notes directly from the note holders.

Proceeds from new term loan	$1,250.0
Proceeds from notes offered hereby	998.0
Proceeds from bridge facility	781.1
Cash paid to Consolidated Thompson stockholders	(4,125.2)
Cash paid to Consolidated Thompson option holders	(171.2)
Cash paid to Consolidated Thompson warrant holders	(70.8)
Cash paid for Quinto rights	(3.1)
Cash paid for performance share units	(9.0)
Cash paid to Consolidated Thompson senior secured note holders	(122.5)

$(1,472.7)

(c) The net assets to be acquired from Consolidated Thompson, the pro forma adjustments to reflect the fair value of Consolidated Thompson’s net reported assets and other purchase accounting adjustments are estimated as follows:

Consolidated Thompson net assets at book value on December 31, 2010	$915.0
Adjustment to eliminate historical senior secured notes	96.7
Adjustment to eliminate the historical liability related to performance share units	0.9
Adjustment to fair value of inventories	55.0
Adjustment to fair value of mineral lands	4,125.6
Adjustment to fair value of noncontrolling interest	(1,000.3)
Adjustment to deferred tax liabilities to reflect fair value adjustments	(854.6)

Net assets and liabilities acquired	3,338.3
Preliminary allocation to goodwill	1,163.5

Total purchase price	$4,501.8

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value of the assets acquired and liabilities assumed. The ultimate fair values of the assets acquired and liabilities assumed will be determined as of the date of the close of the Acquisition and may differ materially from the amounts disclosed above in the pro forma purchase price allocation due to changes in fair value of the related assets and liabilities between December 31, 2010 and the close of the Acquisition, and as a further and more comprehensive analysis is completed, which may include the identification of certain intangible assets not included above. As a result, the actual allocation of the purchase price and the corresponding amortization may result in materially different adjustments than those noted above.

The mineral lands are amortized using the units of production method. The estimated depletion expense on the preliminary adjustment to fair value for the mineral lands for each of the five succeeding fiscal years is as follows:

Year Ending December 31	Amount
2011	$49.8
2012	54.6
2013	101.0
2014	109.2
2015	109.2

Total	$423.8

(d) Reflects transaction costs net of tax incurred in connection with the Acquisition of Consolidated Thompson.

(e) Reflects the expected borrowings under a $1.25 billion new term loan, $1.0 billion of notes offered by this prospectus supplement and a $0.78 billion bridge facility to fund the portion of the cash consideration required for the Acquisition not funded by cash on hand as described in (b) above. The adjustment also includes the estimated $51.8 million of deferred debt issuance costs expected to be incurred by Cliffs in connection with the debt issuance.

(f) Reflects the elimination of Consolidated Thompson’s historical stockholders’ equity.

Income statement pro forma adjustments:

(g) Reflects the elimination of the Cliffs’ Product Revenues and the Consolidated Thompson Cost of Goods Sold and Operating Expenses recognized under the Arnaud Railway agreement between Cliffs’ Wabush mine and Consolidated Thompson during the year ended December 31, 2010.

(h) Reflects the estimated expense of the $55.0 million preliminary fair value adjustment to inventories, as the acquired inventory has been estimated to be sold during 2010. The adjustment also includes the estimated $20.5 million estimated depletion expense associated with the preliminary fair value adjustment to mineral lands. For purposes of preparing the Pro Forma Information, the estimated depletion expense was based off of production tons of approximately 3.0 million during 2010.

(i) Reflects the elimination of $9.7 million of expenses related to stock-based compensation expense recognized during 2010 based upon the anticipated settlement of the options, performance share units and the warrants upon the close of the Acquisition.

(j) Reflects the elimination of Consolidated Thompson’s historical interest expense of $8.1 million on the senior secured notes based upon Cliffs’ negotiations to purchase such debt directly from the senior secured note holders. The adjustment also reflects the pro forma interest expense on Cliffs’ incremental borrowings needed to fund a portion of the cash consideration required for the Acquisition and the associated amortization of deferred debt issuance costs. The adjustment assumes that the borrowings are as of the beginning of the period presented and that the variable interest rates under the new term loan and the bridge facility are based on the one month LIBOR rate plus a margin. A 12.5 basis-point change in interest rates on the Acquisition-related debt would increase (decrease) interest expense by approximately $2.5 million for the year ended December 31, 2010, excluding the debt offered hereby.

(k) Reflects the recognition of the income tax consequences of the pro forma adjustments identified above. The adjustments have been tax effected at the appropriate statutory rates. We are in the process of evaluating our global tax structure necessary to support our current and future business requirements. Therefore, the actual amounts reflected in our statement of consolidated operations may differ materially from the information presented in the Pro Forma Information.

Note 4. Reclassification Adjustments (Table Amounts in Millions)

As noted above, certain amounts in Consolidated Thompson’s historical financial statements have been reclassified to conform to Cliffs’ presentation.

			Pro Forma Reclassification Adjustments (a)
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
Cost of goods sold and operating expenses	Note i	)	$(67.0)
Miscellaneous—net	Note i	)	64.8
Other—net	Note i	)	2.2
PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
Accounts Receivable	Note ii	)	$(26.9)
Inventories	Note iv	)	(2.7)
Supplies and other inventories	Note iv	)	2.7
Other current assets	Note ii	)	26.9
Accounts payable	Note iv	)	(1.0)
Current portion of long-term debt	Note iii	)	(16.5)
Other current liabilities	Note iii & iv	)	17.5
OTHER LONG-TERM DEBT	Note iii	)	(76.9)
OTHER LIABILITIES	Note iii	)	76.9

Note i) Reflects the reclassification of Consolidated Thompson start-up expenses of $64.7 million and amortization expense of $1.8 million from Miscellaneous—net to Cost of Goods Sold and Operating Expenses and the reclassification of $1.7 million of Consolidated Thompson foreign exchange losses to Miscellaneous—net from Other—net. Also, reflects the reclassification of $0.5 million of accretion expenses from Other—net to Cost of Goods Sold and Operating Expenses.

Note ii) Reflects the reclassification of $26.9 million of Consolidated Thompson receivables related to goods and services and provincial taxes and other accounts receivable from Accounts receivable to Other current assets.

Note iii) Reflects the reclassification of $16.5 million of Consolidated Thompson current capital lease obligations and $76.9 million of Consolidated Thompson noncurrent capital lease obligations from Current portion of long-term debt and Other long-term debt to Other current liabilities and Other liabilities, respectively.

Note iv) Reflects other miscellaneous reclassifications as reflected in the table above.

Description of the Notes

The 2021 senior notes (as defined herein) will constitute a series of debt securities to be issued under the indenture dated as of March 17, 2010 (the “base indenture”) between us and U.S. Bank National Association, as trustee (the “trustee”), as supplemented by a fourth supplemental indenture to be dated as of March 23, 2011 (the “fourth supplemental indenture” and, in such case, together with the base indenture, the “indenture”). We will issue additional 6.25% notes due 2040 (the “2040 senior notes”) under the base indenture, as supplemented by the third supplemental indenture dated September 20, 2010 (the “third supplemental indenture” and, in such case, together with the base indenture, the “indenture”). The following description is only a summary of the material provisions of the notes and the indenture. You should read these documents in their entirety because they, and not this description, define your rights as holders of the notes. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939 (the “TIA”), and to all of the provisions of the indenture and those terms made a part of the indenture by reference to the TIA. Unless the context requires otherwise, all references to “we,” “us,” “our,” and “Cliffs” in this section refer solely to Cliffs Natural Resources Inc. and not to its subsidiaries.

The following description of the particular terms of the notes offered hereby supplements the general description of debt securities set forth in the accompanying prospectus.

General

The 2021 senior notes will be issued in an initial aggregate principal amount of $700,000,000 and will mature on April 1, 2021 (the “2021 senior notes”). The 2040 senior notes will be issued in an aggregate principal amount of $300,000,000 and will mature on October 1, 2040. The 2040 senior notes offered hereby will constitute an additional issuance of our 6.25% senior notes due 2040, $500,000,000 aggregate principal of which have been previously issued and are outstanding (the “existing 2040 senior notes”), and will be substantially identical in all respects to the existing 2040 senior notes (except for the issue price, the issue date, and the initial interest payment date), will have the same CUSIP number as the existing 2040 senior notes and will trade as the same class. The notes will be issued only in fully registered form without coupons in minimum denominations of $2,000 and integral multiples of $1,000 above that amount. The notes will not be entitled to any sinking fund.

In the case of the 2021 senior notes, interest will accrue at the applicable rate per annum shown on the cover of this prospectus supplement from March 23, 2011, or from the most recent date to which interest has been paid or provided for, payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2011, to the persons in whose names the notes are registered in the security register at the close of business on the March 15 or September 15 preceding the relevant interest payment date, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

In the case of the 2040 senior notes, interest will accrue at the applicable rate per annum shown on the cover of this prospectus supplement from April 1, 2011 or from the most recent date to which interest has been paid or provided for, payable semi-annually on April 1 and October 1 of each year, beginning on October 1, 2011, to the persons in whose names the notes are registered in the security register at the close of business on the March 15 or September 15 preceding the relevant interest payment date, except that interest payable at maturity shall be paid to the same persons to whom principal of the notes is payable. Interest will be computed on the notes on the basis of a 360-day year of twelve 30-day months.

The indenture does not limit the amount of notes that we may issue. We may from time to time, without notice to or the consent of the registered holders of either series of notes, create and issue additional notes ranking equally and ratably with either series of notes being issued in this offering in all respects (other than the issue price, the date of issuance, the payment of interest accruing prior to the issue date of such additional notes and the first payment of interest following the issue date of such additional notes), provided that such notes must be part of the same issue as the applicable series of notes being issued in this offering for U.S. federal income tax purposes. Any such additional notes shall be consolidated and form a single series with the applicable series of notes being issued in this offering, including for purposes of voting and redemptions. Unless the context otherwise requires, for all purposes of the indenture and this “Description of the Notes,” references to the “notes” include the existing 2040 senior notes and any additional notes offered hereby.

The indenture does not limit our ability, or the ability of our subsidiaries, to incur additional indebtedness. The indenture and the terms of the notes will not contain any covenants (other than those described herein) designed to afford holders of any notes protection in a highly leveraged or other transaction involving us that may adversely affect holders of the notes.

There are no public trading markets for the notes, and we do not intend to apply for listing of the notes on any national securities exchange or for quotation of the notes on any automated dealer quotation system.

Ranking

The notes will be our senior unsecured obligations and will rank equally in right of payment with any of our existing and future unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to any of our future secured indebtedness to the extent of the value of the assets securing such indebtedness and effectively junior to liabilities of our subsidiaries. As of December 31, 2010, the aggregate principal amount of our indebtedness was approximately $1,713.1 million (excluding intercompany liabilities), consisting of $1,713.1 million senior notes payable.

The notes will not be guaranteed by any of our subsidiaries and will therefore be structurally subordinated to all existing and future indebtedness and other obligations, including trade payables, of our subsidiaries. As of December 31, 2010, our subsidiaries had no liabilities (excluding intercompany liabilities).

Optional Redemption

We may, at our option, at any time and from time to time redeem (i) prior to the date that is three months prior to their maturity date, the 2021 senior notes or (ii) the 2040 senior notes, in whole or in part, on not less than 30 nor more than 60 days’ prior notice mailed to the holders of the applicable series of notes, with a copy provided to the trustee. The notes of either or both series will be redeemable at a redemption price, to be calculated by us, plus accrued and unpaid interest to the date of redemption, equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the notes to be redeemed (not including interest accrued to the date of redemption), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points with respect to the 2021 senior notes and 40 basis points with respect to the 2040 senior notes, plus, in each case, accrued and unpaid interest on the notes to be redeemed to the date of redemption.

If the 2021 senior notes are redeemed on or after the date that is three months prior to their maturity date, the 2021 senior notes will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed plus accrued and unpaid interest to the date of redemption.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Comparable Treasury Price” means, with respect to any redemption date, (1) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if we obtain fewer than six such Reference Treasury Dealer Quotations, the average of all Quotations obtained.

“Reference Treasury Dealer” means each of Citigroup Global Markets Inc. and J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated their respective successors and two other nationally recognized investment banking firms that are Primary Treasury Dealers specified from time to time by us, except that if any of the foregoing ceases to be a primary U.S. government securities dealer in the United States (a “Primary Treasury Dealer”), we are required to designate as a substitute another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by us, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to us by such Reference Treasury Dealer as of 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity (computed as of the third business day immediately preceding such redemption date) of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

On and after any redemption date, interest will cease to accrue on the notes called for redemption. Prior to any redemption date, we are required to deposit with a paying agent money sufficient to pay the redemption price of and accrued interest on the notes to be redeemed on such date. If we are redeeming less than all the notes, the trustee under the indenture must select the notes to be redeemed by such method as the trustee deems fair and appropriate in accordance with methods generally used at the time of selection by fiduciaries in similar circumstances.

Special Mandatory Redemption

We intend to use the net proceeds from this offering, together with cash on hand and borrowings under the bridge credit facility and our new term loan, to fund the Acquisition and to pay related fees and expenses as described under the heading “Use of Proceeds.” The closing of this offering is expected to occur prior to the consummation of the Acquisition. The 2021 senior notes will be subject to a special mandatory redemption in the event the Acquisition is not consummated on or prior to July 29, 2011, or if prior to July 29, 2011, the definitive arrangement agreement with Consolidated Thompson dated January 11, 2011 (the “Arrangement Agreement”) governing the Acquisition is terminated other than in connection with the consummation of the Acquisition and is not otherwise amended or replaced (each such event, a “redemption event”). In such an event, the 2021 senior notes will be redeemed at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest from the date of initial issuance, or the most recent date to which interest has been paid or provided for, whichever is later, to but excluding the special mandatory redemption date (the “special mandatory redemption”). The “special mandatory redemption date” means the date no later than the tenth business day following the earlier to occur of (a) July 29, 2011, if the Acquisition has not been completed on or prior to July 29, 2011 and (b) the date that the Arrangement Agreement is terminated other than in connection with the consummation of the Acquisition and is not otherwise amended or replaced.

We, either directly or through the trustee on our behalf, will cause a notice of the special mandatory redemption to be mailed, with a copy to the trustee, not later than five business days after the occurrence of the redemption event to each holder at its registered address. Such notice will also specify the special mandatory redemption date. If funds sufficient to pay the special mandatory redemption price of all 2021 senior notes to be redeemed on the special mandatory redemption date are deposited with the paying agent on or before such special mandatory redemption date, and certain other conditions are satisfied, on and after such special mandatory redemption date, the 2021 senior notes will cease to bear interest and all rights under the 2021 senior notes shall terminate.

Change of Control Triggering Event

Upon the occurrence of a Change of Control Triggering Event with respect to the notes of either series, unless we have exercised our right to redeem the notes of the applicable series as described under “—Optional Redemption” by giving irrevocable notice to the trustee in accordance with the indenture, each holder of notes of the applicable series will have the right to require us to purchase all or a portion of such holder’s applicable series of notes pursuant to the offer described below (the “Change of Control Offer”), at a purchase price equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase (the “Change of Control Payment”), subject to the rights of holders of the applicable series of notes on the relevant record date to receive interest due on the relevant interest payment date.

Unless we have exercised our right to redeem the notes of the applicable series, within 30 days following the date upon which the Change of Control Triggering Event occurred with respect to the applicable series of notes, or at our option, prior to any Change of Control but after the public announcement of the pending Change of Control, we will be required to send, by first class mail, a notice to each holder of the applicable series of notes, with a copy to the trustee, which notice will govern the terms of the Change of Control Offer. Such notice will state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”). The notice, if mailed prior to the date of consummation of the Change of Control, will state that the Change of Control Offer is conditioned on the Change of Control being consummated on or prior to the Change of Control Payment Date.

On the Change of Control Payment Date, we will, to the extent lawful:

•	accept or cause a third party to accept for payment all notes or portions of notes properly tendered pursuant to the Change of Control Offer;

•	deposit or cause a third party to deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions of notes properly tendered; and

•

deliver or cause to be delivered to the trustee the notes properly accepted together with an officers’ certificate stating the aggregate principal amount of notes or portions of notes being repurchased and that all conditions precedent to the Change of Control Offer and to the repurchase by us of notes pursuant to the Change of Control Offer have been complied with.

We will not be required to make a Change of Control Offer with respect to the applicable series of notes if a third party makes such an offer in the manner, at the times and otherwise in compliance with the requirements for such an offer made by us and such third party purchases all the notes of the applicable series properly tendered and not withdrawn under its offer.

We will comply in all material respects with the requirements of Rule 14e-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any other securities laws and regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of the notes of the applicable series as a result of a Change of Control Triggering Event. To the extent that the provisions of any such securities laws or regulations conflict with the Change of Control Offer provisions of the notes of the applicable series, we will comply with those securities laws and regulations and will not be deemed to have breached our obligations under the Change of Control Offer provisions of the notes by virtue of any such conflict.

For purposes of the foregoing discussion of a Change of Control Offer, the following definitions are applicable:

“Change of Control” means the occurrence of any of the following after the date of issuance of the notes:

1.	the direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of Cliffs and its subsidiaries taken as a whole to any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act) other than to Cliffs or one of its subsidiaries;

2.	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” or “group” (as those terms are used in Section 13(d)(3) of the Exchange Act, it being agreed that an employee of Cliffs or any of its subsidiaries for whom shares are held under an employee stock ownership, employee retirement, employee savings or similar plan and whose shares are voted in accordance with the instructions of such employee shall not be a member of a “group” (as that term is used in Section 13(d)(3) of the Exchange Act) solely because such employee’s shares are held by a trustee under said plan) becomes the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Voting Stock representing more than 50% of the voting power of our outstanding Voting Stock or of the Voting Stock of any of Cliffs’ direct or indirect parent companies;

3.	we consolidate with, or merge with or into, any Person, or any Person consolidates with, or merge with or into, us, in any such event pursuant to a transaction in which any of our outstanding Voting Stock or Voting Stock of such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where our Voting Stock outstanding immediately prior to such transaction constitutes, or is converted into or exchanged for, Voting Stock representing at least a majority of the voting power of the Voting Stock of the surviving Person immediately after giving effect to such transaction;

4.	the first day on which a majority of the members of our board of directors or the board of directors of any of Cliffs’ direct or indirect parent companies are not Continuing Directors; or

5.	the adoption of a plan relating to our liquidation or dissolution.

Notwithstanding the foregoing, a transaction will not be deemed to involve a Change of Control solely because we become a direct or indirect wholly-owned subsidiary of a holding company if the direct or indirect holders of the Voting Stock of such holding company immediately following that transaction are substantially the same as the holders of our Voting Stock immediately prior to that transaction.

“Change of Control Triggering Event” means, with respect to either series of notes, (i) the rating of such notes is lowered by each of the Rating Agencies on any date during the period (the “Trigger Period”) commencing on the earlier of (a) the occurrence of a Change of Control and (b) the first public announcement by us of any Change of Control (or pending Change of Control), and ending 60 days following consummation of such Change of Control (which Trigger Period will be extended following consummation of a Change of Control for so long as any of the Rating Agencies has publicly announced that it is considering a possible ratings change), and (ii) such notes are rated below Investment Grade by each of the Rating Agencies on any day during the Trigger Period; provided that a Change of Control Trigger Event will not be deemed to have occurred in respect of a particular Change of Control if each Rating Agency making the reduction in rating does not publicly announce or confirm or inform the trustee at our request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the Change of Control.

Notwithstanding the foregoing, no Change of Control Triggering Event will be deemed to have occurred in connection with any particular Change of Control unless and until such Change of Control has actually been consummated.

“Continuing Director” means, as of any date of determination, any member of the applicable board of directors who: (1) was a member of such board of directors on the date of issuance of the notes or (2) was nominated for election, elected or appointed to such board of directors with the approval of a majority of the Continuing Directors who were members of such board of directors at the time of such nomination, election or appointment (either by a specific vote or by approval of a proxy statement in which such member was named as a nominee for election as a director).

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor rating category of Moody’s) and a rating of BBB- or better by S&P (or its equivalent under any successor rating category of S&P), and the equivalent investment grade credit rating from any replacement rating agency or rating agencies selected by us under the circumstances permitting us to select a replacement agency and in the manner for selecting a replacement agency, in each case as set forth in the definition of “Rating Agency.”

“Moody’s” means Moody’s Investors Service, Inc., a subsidiary of Moody’s Corporation, and its successors.

“Rating Agency” means each of Moody’s and S&P; provided, that if any of Moody’s or S&P ceases to provide rating services to issuers or investors, we may appoint another “nationally recognized statistical rating organization” within the meaning of Rule 15c3-1(c)(2)(vi)(F) under the Exchange Act as a replacement for such Rating Agency.

“S&P” means Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., and its successors.

“Voting Stock” of any specified Person as of any date means the capital stock of such Person that is at the time entitled to vote generally in the election of the board of directors of such Person.

For purposes of the notes, the following definition is applicable:

“Person” means any individual, corporation, partnership, limited liability company, business trust, association, joint-stock company, joint venture, trust, incorporated or unincorporated organization or government or any agency or political subdivision thereof.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, lease, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of Cliffs and its subsidiaries taken as a whole. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise, established definition of the phrase under applicable law. Accordingly, the applicability of the requirement that we offer to repurchase the notes as a result of a sale, lease, transfer, conveyance or other disposition of less than all of the assets of Cliffs and its subsidiaries taken as a whole to another Person or group may be uncertain.

Certain Covenants

Restriction on Liens

We will not, nor will we permit any Domestic Subsidiary to, incur, issue, assume or guarantee any Debt secured by a Lien upon any Principal Property or on any shares of stock or indebtedness of any Domestic Subsidiary (whether such Principal Property, shares of stock or indebtedness is now owned or hereafter acquired) without in any such case effectively providing that the notes (together with, if we shall so determine, any other indebtedness of or guaranteed by us or such Domestic Subsidiary ranking equally with the notes then existing or thereafter created) shall be secured equally and ratably with such Debt, except that the foregoing restrictions shall not apply to:

(i)	Liens on property, shares of stock or indebtedness of or guaranteed by any Person existing at the time such Person becomes a Domestic Subsidiary;

(ii)	Liens on property existing at the time of acquisition thereof, or to secure the payment of all or part of the purchase or construction price of property, or to secure Debt incurred or guaranteed for the purpose of financing all or part of the purchase or construction price of property or the cost of improvements on property, which Debt is incurred or guaranteed prior to, at the time of, or within 180 days after the later of such acquisition or completion of such improvements or construction or commencement of commercial operation of the property;

(iii)	Liens in favor of us or any Subsidiary;

(iv)	Liens on property of a Person existing at the time such Person is merged into or consolidated with us or a Domestic Subsidiary or at the time of a purchase, lease or other acquisition of the property of a Person as an entirety or substantially as an entirety by us or a Domestic Subsidiary;

(v)	Liens on our property or that of a Domestic Subsidiary in favor of the United States of America or any State thereof, or any political subdivision thereof, or in favor of any other country, or any political subdivision thereof, to secure certain payments pursuant to any contract or statute or to secure any indebtedness incurred or guaranteed for the purpose of financing all or any part of the purchase price or the cost of construction of the property subject to such Liens (including, but not limited to, Liens incurred in connection with pollution control industrial revenue bond or similar financing);

(vi)	Liens imposed by law, for example mechanics’, workmen’s, repairmen’s or other similar Liens arising in the ordinary course of business;

(vii)	pledges or deposits under workmen’s compensation or similar legislation or in certain other circumstances;

(viii)	Liens in connection with legal proceedings;

(ix)	Liens for taxes or assessments or governmental charges or levies not yet due or delinquent, of which can thereafter be paid without penalty, or which are being contested in good faith by appropriate proceedings;

(x)	Liens consisting of restrictions on the use of real property that do not interfere materially with the property’s use;

(xi)	Liens existing on the date of the indenture; and

(xii)	any refinancing, extension, renewal or replacement (or successive refinancings, extensions, renewals or replacements), in whole or in part, of any Lien referred to in any of the foregoing clauses.

Notwithstanding the above, we and any one or more of our Subsidiaries may, without securing the notes, incur, issue, assume or guarantee secured Debt which would otherwise be subject to the foregoing restrictions, provided that after giving effect thereto the aggregate amount of Debt which would otherwise be subject to the foregoing restrictions then outstanding (not including secured Debt permitted under the foregoing exceptions) plus Attributable Debt relating to sale and leaseback transactions (as described below) does not exceed 15% of our Consolidated Net Tangible Assets.

Restrictions on Sale and Leaseback Transactions.

Sale and leaseback transactions by us or any Domestic Subsidiary of any Principal Property (whether now owned or hereafter acquired) are prohibited unless:

(i)	we or such Domestic Subsidiary would be entitled under the indenture to issue, assume or guarantee Debt secured by a Lien upon such Principal Property at least equal in amount to the Attributable Debt in respect of such transaction without equally and ratably securing the notes, provided that such Attributable Debt shall thereupon be deemed to be Debt subject to the provisions described above under “Restrictions on Liens” or

(ii)	within 180 days, an amount in cash equal to such Attributable Debt is applied to the retirement of Funded Debt (debt that matures at or is extendible or renewable at the option of the obligor to a date more than twelve months after the date of the creation of such Debt) ranking pari passu with the notes, an amount not less than the greater of:

•	the net proceeds of the sale of the Principal Property leased pursuant to the arrangement, or

•	the fair market value of the Principal Property so leased. The restrictions described above do not apply to the following:

(i)	a sale and leaseback transaction between us and a Domestic Subsidiary or between Domestic Subsidiaries, or that involves the taking back of a lease for a period of less than three years, or

(ii)	if, at the time of the sale and leaseback transaction, after giving effect to the transaction, the total discounted net amount of rent required to be paid during the remaining term of any lease relating to sale and leaseback transactions (other than transactions permitted by the previous bullet points) plus all outstanding secured Debt pursuant to the “Restriction on Liens” covenant above, does not exceed 15% of our Consolidated Net Tangible Assets.

Certain Definitions Relating to Our Restrictive Covenants. Following are the meanings of the terms that are important in understanding the restrictive covenants previously described.

“Attributable Debt” means the present value (discounted at the rate of interest implicit in the terms of the lease) of the obligation of a lessee for net rental payments during the remaining term of any lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended).

“Consolidated Net Tangible Assets” means the aggregate amount of assets (less applicable reserves and other properly deductible items) after deducting therefrom (a) all current liabilities (excluding any indebtedness for money borrowed having a maturity of less than 12 months from the date of the most recent consolidated balance sheet of Cliffs but which by its terms is renewable or extendable beyond 12 months from such date at the option of the borrower) and (b) all goodwill, trade names, patents, unamortized debt discount and expense and any other like intangibles, all as set forth on the most recent consolidated balance sheet of Cliffs and computed in accordance with U.S. generally accepted accounting principles.

“Debt” means indebtedness for money borrowed that in accordance with applicable generally accepted accounting principles would be reflected on the balance sheet of the obligor as a liability as of the date on which Debt is to be determined.

“Domestic Subsidiary” means a Subsidiary that owns or leases any Principal Property except a Subsidiary (a) that transacts any substantial portion of its business and regularly maintains any substantial portion of its fixed assets outside of the United States or (b) that is engaged primarily in financing the operation of us or our Subsidiaries, or both, outside the United States.

“Liens” means any mortgage, pledge, lien or other encumbrance.

“Principal Property” means a single manufacturing or processing plant, warehouse distribution facility or office owned or leased by the Company or a Domestic Subsidiary which has a net book value in excess of 5% of Consolidated Net Tangible Assets other than a plant, warehouse, office, or portion thereof which, in the opinion of the Company’s Board of Directors, is not of material importance to the business conducted by the Company and its Subsidiaries as an entirety.

“Subsidiary” means any corporation, partnership or other legal entity (a) the accounts of which are consolidated with ours in accordance with U.S. generally accepted accounting principles and (b) of which, in the case of a corporation, more than 50% of the outstanding voting stock is owned, directly or indirectly, by us or by one or more other Subsidiaries, or by us and one or more other Subsidiaries or, in the case of any partnership or other legal entity, more than 50% of the ordinary equity capital interests is, at the time, directly or indirectly owned or controlled by us or by one or more of the Subsidiaries or by us and one or more of the Subsidiaries.

Events of Default

You will have special rights if an event of default occurs and is not cured, as further described in the section “Events of Default” in the accompanying prospectus.

The term “event of default” with respect to either series of the notes means any of the following:

•

a default in the payment of any interest on the applicable series of the notes, when such payment becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by Cliffs with the trustee or with a paying agent prior to the expiration of such period of 30 days);

•	default in the payment of principal on the applicable series of the notes when such payment becomes due and payable;

•

default in the performance or breach of any other covenant or warranty by us in the indenture, which default continues uncured for a period of 60 days after written notice thereof has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the indenture; or

•	certain events of bankruptcy, insolvency or reorganization of Cliffs.

Book-Entry Delivery and Settlement

Upon issuance, the notes of each series will be represented by one or more fully registered global certificates, each of which we refer to as a global security. Each such global security will be deposited with or on behalf of the Depository Trust Company (“DTC”), and registered in the name of DTC or a nominee thereof. Purchasers of the notes can hold beneficial interests in the global notes only through DTC, or through the accounts that Clearstream Banking, société anonyme, Luxembourg, or Euroclear Bank, S.A./N.V., as operator of the Euroclear System, maintain as participants in DTC.

A description of DTC’s procedures with respect to the global securities is set forth in the sections “Description of Debt Securities—Transfer and Exchange—Global Debt Securities and Book-Entry System” in the accompanying prospectus.

Trustee

U.S. Bank National Association is the trustee under the indenture. Initially, the trustee will also act as the paying agent, registrar and custodian for the notes. In the ordinary course of their businesses, affiliates of the trustee have engaged in commercial banking transactions with us, and may in the future engage in commercial banking and other transactions with us.

Material U.S. Federal Tax Considerations

The following is a summary of the material United States federal income and estate tax considerations relating to the ownership and disposition of the notes. It is not a complete analysis of all the potential tax considerations relating to the notes. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury Regulations promulgated under the Code, and currently effective administrative rulings and judicial decisions, all relating to the United States federal income tax treatment of debt instruments as of the date hereof. These authorities may be changed, perhaps with retroactive effect, so as to result in United States federal income tax consequences different from those set forth below.

This summary assumes that you purchased your outstanding notes upon their initial issuance at their initial offering price and that you held your outstanding notes, and you will hold your notes, as capital assets for United States federal income tax purposes. This summary does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address all tax considerations that may be applicable to holders’ particular circumstances or to holders that may be subject to special tax rules, such as, for example:

•	holders subject to the alternative minimum tax;

•	banks, insurance companies, or other financial institutions;

•	tax-exempt organizations;

•	dealers in securities or commodities;

•	expatriates;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	U.S. Holders (as defined below) whose functional currency is not the United States dollar;

•	persons that will hold the notes as a position in a hedging transaction, straddle, conversion transaction or other risk reduction transaction;

•	persons deemed to sell the notes under the constructive sale provisions of the Code; or

•	partnerships or other pass-through entities.

If a partnership holds notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership that will hold notes, you should consult your tax advisor regarding the tax consequences of holding the notes to you.

You are urged to consult your tax advisor with respect to the application of United States federal income tax laws to your particular situation as well as any tax consequences arising under the United States federal estate or gift tax rules or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Consequences to U.S. Holders

The following is a summary of the general United States federal income tax consequences that will apply to you if you are a “U.S. Holder” of the notes. Certain consequences to “Non-U.S. Holders” of the notes are described under “—Consequences to Non-U.S. Holders,” below. “U.S. Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

•	a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any political subdivision of the United States;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•

a trust that (1) is subject to the supervision of a court within the United States and the control of one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Payments of Interest

Stated interest on the notes will be taxable to you as ordinary income at the time it is paid or accrued in accordance with your method of accounting for United States federal income tax purposes.

Amortizable Bond Premium

If a U.S. Holder purchases a note for an amount that is greater than the principal amount, the U.S. Holder will be considered to have purchased the note with amortizable bond premium. In general, amortizable bond premium with respect to any note will be equal in amount to the excess, if any, of the tax basis over the principal amount. The U.S. Holder may elect to amortize this bond premium, using a constant yield method, over the remaining term of the note. A U.S. Holder may generally use the amortizable bond premium allocable to an accrual period to offset stated interest required to be included in such holder’s income with respect to the note in that accrual period. A U.S. Holder who elects to amortize bond premium must reduce the U.S. Holder’s tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned and thereafter acquired by the U.S. Holder and may be revoked only with the consent of the Internal Revenue Service.

Disposition of Notes

Upon the sale, exchange, redemption or other taxable disposition of a note, you will recognize taxable gain or loss equal to the difference between the amount realized on such disposition (except to the extent any amount realized is attributable to accrued but unpaid interest, which is treated as interest as described above) and your adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder.

Gain or loss recognized on the disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. Holder’s holding period for the note is more than 12 months. The deductibility of capital losses by U.S. Holders is subject to certain limitations.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to certain payments of principal, premium (if any) and interest on and the proceeds of certain sales of notes unless you are an exempt recipient. Backup withholding (currently at a rate of 28%) will apply to such payments if you fail to provide your taxpayer identification number or certification of exempt status or have been notified by the Internal Revenue Service, or IRS, that payments to you are subject to backup withholding.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against your United States federal income tax liability provided that you furnish the required information to the IRS on a timely basis.

For taxable years beginning after December 31, 2012, U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, among other things, interest and gain on the disposition of notes. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their investment in notes.

Consequences to Non-U.S. Holders

Non-U.S. Holders

As used in this prospectus supplement, the term “Non-U.S. Holder” means a beneficial owner of a note that is, for United States federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation;

•	an estate the income of which is not subject to United States federal income taxation on a net income basis; or

•

a trust that (1) is either not subject to the supervision of a court within the United States or does not have any United States person with authority to control all substantial decisions of the trust and (2) does not have a valid election in effect under applicable Treasury regulations to be treated as a United States person.

If a partnership, including any entity treated as a partnership for United States federal income tax purposes, is a holder of a note, the United States federal income tax treatment of a partner in such a partnership will generally depend on the status of the partner and the activities of the partnership. Partners in such a partnership should consult their tax advisors as to the particular United States federal income tax consequences applicable to them of acquiring, holding or disposing of the notes.

Under United States federal income tax law, and subject to the discussion of backup withholding below, if you are a Non-U.S. Holder of a note:

The withholding agent generally will not be required to deduct United States withholding tax from payments of interest to you if:

1.	you do not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote;

2.	you are not a controlled foreign corporation that is directly or indirectly related to us through stock ownership;

3.	you are not a bank whose receipt of interest on a note is pursuant to a loan agreement entered into in the ordinary course of business; and

4.	the withholding agent does not have actual knowledge or reason to know that you are a United States person and

•	you have furnished to the withholding agent an IRS Form W-8BEN or an acceptable substitute form upon which you certify, under penalties of perjury, that you are a non-United States person;

•

in the case of payments made outside the United States to you at an offshore account (generally, an account maintained by you at a bank or other financial institution at any location outside the United States), you have furnished to the withholding agent documentation that establishes your identity and your status as a non-United States person;

•

the withholding agent has received a withholding certificate (furnished on an appropriate IRS Form W-8 or an acceptable substitute form or statement) from a person claiming to be a (1) withholding foreign partnership, (2) qualified intermediary, or (3) securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business, and such person is permitted to certify under United States Treasury regulations, and does certify, either that it assumes primary withholding tax responsibility with respect to the interest payment or has received an IRS Form W-8BEN (or acceptable substitute form) from you or from other holders of notes on whose behalf it is receiving payment; or

•	the withholding agent otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with United States Treasury regulations.

If you cannot satisfy the requirements described above, payments of interest made to you on the notes will generally be subject to the 30% United States federal withholding of tax, unless you provide the withholding agent either with (1) a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from (or a reduction of) withholding under the benefits of an applicable tax treaty or (2) a properly executed IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding of tax because the interest is effectively connected with your conduct of a trade or business in the United States (and, generally in the case of an applicable tax treaty, attributable to your permanent establishment in the United States).

Generally, no deduction for any United States federal withholding of tax will be made from any principal payments or from gain that you realize on the sale, exchange or other disposition of your note. In addition, a Non-U.S. Holder of a note will not be subject to United States federal income tax on gain realized on the sale, exchange or other disposition of such note, unless: (1) that gain or income is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder or (2) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met. If you are described in clause (1), see “—Income or Gain Effectively Connected with a United States Trade or Business,” below. If you are described in clause (2), any gain realized from the sale, redemption, exchange, retirement or other taxable disposition of the notes will be subject to United States federal income tax at a 30% rate (or lower applicable treaty rate), although the amount of gain subject to tax may be offset by certain losses.

Further, generally, a note held by an individual who at death is not a citizen or resident of the United States should not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of our stock entitled to vote at the time of death, and

•	the income on the note would not have been, if received at the time of death, effectively connected with a United States trade or business of the decedent.

Income or Gain Effectively Connected with a United States Trade or Business

If any interest on the notes or gain from the sale, redemption, exchange, retirement or other taxable disposition of the notes is effectively connected with a United States trade of business conducted by you (and, generally in the case of an applicable tax treaty, attributable to your permanent establishment in the United States), then the income or gain will be subject to United States federal income tax at regular graduated income tax rates, but will not be subject to United States withholding of tax if certain certification requirements are satisfied. You can generally meet these certification requirements by providing a properly executed IRS Form W-8ECI or appropriate substitute form to us, or our paying agent. If you are a corporation, the portion of your earnings and profits that is effectively connected with your United States trade of business (and, generally in the case of an applicable tax treaty, attributable to your permanent establishment in the United States) may be subject to an additional “branch profits tax” at a 30% rate, although an applicable tax treaty may provide for a lower rate.

Backup Withholding and Information Reporting

Generally, information returns will be filed with the United States IRS in connection with payments on the notes. Information reporting may be filed with the IRS in respect of payments on the notes and proceeds from the sale or other disposition of the notes. You may be subject to backup withholding of tax on these payments unless you comply with certain certification procedures to establish that you are not a United States person. The certification procedures required to claim an exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to you will be allowed as a credit against your United States federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the IRS.

Certain ERISA Considerations

The following summary regarding certain aspects of the United States Employee Retirement Income Security Act of 1974, as amended, or “ERISA,” and the Code is based on ERISA and the Code, judicial decisions and United States Department of Labor and IRS regulations and rulings that are in existence on the date of this prospectus supplement. This summary is general in nature and does not address every issue pertaining to ERISA that may be applicable to us, the notes or a particular investor. Accordingly, each prospective investor, including plan fiduciaries, should consult with his, her or its own advisors or counsel with respect to the advisability of an investment in the notes, and potentially adverse consequences of such investment, including, without limitation, certain ERISA-related issues that affect or may affect the investor with respect to this investment and the possible effects of changes in the applicable laws.

ERISA and the Code impose certain requirements on employee benefit plans that are subject to Title I of ERISA and plans subject to Section 4975 of the Code (each such employee benefit plan or plan, a “Plan”) and on those persons who are “fiduciaries” with respect to Plans. In considering an investment of the assets of a Plan subject to Title I of ERISA in the notes, a fiduciary must, among other things, discharge its duties solely in the interest of the participants of such Plan and their beneficiaries and for the exclusive purpose of providing benefits to such participants and beneficiaries and defraying reasonable expenses of administering the Plan. A fiduciary must act prudently and must diversify the investments of a Plan subject to Title I of ERISA so as to minimize the risk of large losses, as well as discharge its duties in accordance with the documents and instruments governing such Plan. In addition, ERISA generally requires fiduciaries to hold all assets of a Plan subject to Title I of ERISA in trust and to maintain the indicia of ownership of such assets within the jurisdiction of the district courts of the United States. A fiduciary of a Plan subject to Title I of ERISA should consider whether an investment in the notes satisfies these requirements.

An investor who is considering acquiring the notes with the assets of a Plan must consider whether the acquisition and holding of the notes will constitute or result in a non-exempt prohibited transaction. Section 406(a) of ERISA and Sections 4975(c)(1)(A), (B), (C) and (D) of the Code prohibit certain transactions that involve a Plan and a “party in interest” as defined in Section 3(14) of ERISA or a “disqualified person” as defined in Section 4975(e)(2) of the Code with respect to such Plan. Examples of such prohibited transactions include, but are not limited to, sales or exchanges of property (such as the notes) or extensions of credit between a Plan and a party in interest or disqualified person. Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code generally prohibit a fiduciary with respect to a Plan from dealing with the assets of the Plan for its own benefit (for example when a fiduciary of a Plan uses its position to cause the Plan to make investments in connection with which the fiduciary (or a party related to the fiduciary) receives a fee or other consideration).

ERISA and the Code contain certain exemptions from the prohibited transactions described above, and the Department of Labor has issued several exemptions, although certain exemptions do not provide relief from the prohibitions on self-dealing contained in Section 406(b) of ERISA and Sections 4975(c)(1)(E) and (F) of the Code. Exemptions include Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code pertaining to certain transactions with non-fiduciary service providers; Department of Labor Prohibited Transaction Class Exemption (“PTCE”) 95-60, applicable to transactions involving insurance company general accounts; PTCE 90-1, regarding investments by insurance company pooled separate accounts; PTCE 91-38, regarding investments by bank collective investment funds; PTCE 84-14, regarding investments effected by a qualified professional asset manager; and PTCE 96-23, regarding investments effected by an in-house asset manager. There can be no assurance that any of these exemptions will be available with respect to the acquisition of the notes, even if the specified conditions are met. Under Section 4975 of the Code, excise taxes or other liabilities may be imposed on disqualified persons who participate in non-exempt prohibited transactions (other than a fiduciary acting only as such).

In addition, because the acquisition and holding of the notes may be deemed to involve an extension of credit or other transaction between a Plan and a party in interest or disqualified person, the notes may not be purchased or held by any Plan, or any person investing plan assets of any such Plan, if we or any of our affiliates

(a) has investment or administrative discretion with respect to the assets of the Plan used to effect such purchase; (b) has the authority or responsibility to give, or regularly gives, investment advice with respect to such assets, for a fee and pursuant to an agreement or understanding that such advice (1) will serve as a primary basis for investment decisions with respect to such assets, and (2) will be based on the particular investment needs of such Plan; or (c) unless one of the above exemptions applies, is an employer maintaining or contributing to such Plan.

As a general rule, a governmental plan, as defined in Section 3(32) of ERISA (a “Governmental Plan”), a church plan, as defined in Section 3(33) of ERISA, that has not made an election under Section 410(d) of the Code (a “Church Plan”) and non-U.S. plans are not subject to the requirements of ERISA or Section 4975 of the Code. Accordingly, assets of such plans may be invested without regard to the fiduciary and prohibited transaction considerations described above. Although a Governmental Plan, a Church Plan or a non-U.S. plan is not subject to ERISA or Section 4975 of the Code, it may be subject to other United States federal, state or local laws or non-United States laws that regulate its investments (a “Similar Law”). A fiduciary of a Government Plan, a Church Plan or a non-U.S. plan should make its own determination as to the requirements, if any, under any Similar Law applicable to the acquisition of the notes.

The notes may be acquired by a Plan, an entity whose underlying assets include “plan assets” by reason of investments in such entity by any Plans (a “Plan Asset Entity”), and any person investing in “plan assets” of any Plan or Plan Asset Entity or by a Governmental Plan, a Church Plan or a non-U.S. plan, but only if the acquisition will not result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code or a violation of Similar Law. Therefore, any investor in the notes will be deemed to represent and warrant to us and the trustee that (1)(a) it is not (i) a Plan, (ii) a Plan Asset Entity, (iii) a Governmental Plan, (iv) a Church Plan or (v) a non-U.S. plan, (b) it is a Plan or a Plan Asset Entity and the acquisition and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, or (c) it is a Governmental Plan, a Church Plan or a non-U.S. plan that is not subject to (i) ERISA, (ii) Section 4975 of the Code or (iii) any Similar Law that prohibits or taxes (in terms of an excise or penalty tax) the acquisition or holding of the notes; and (2) it will notify us and the trustee immediately if, at any time, it is no longer able to make the representations contained in clause (1) above. Any purported transfer of the notes to a transferee that does not comply with the foregoing requirements shall be null and void ab initio.

This offer is not a representation by us or the underwriters that an acquisition of the notes meets all legal requirements applicable to investments by Plans, Plan Asset Entities, Governmental Plans, Church Plans or non-U.S. plans or that such an investment is appropriate for any particular Plan, entities whose underlying assets include assets of a Plan, Governmental Plan, Church Plan or non-U.S. plan.

Underwriting

Subject to the terms and conditions in the underwriting agreement among us, Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the underwriters named below, we have agreed to sell to each underwriter, and each underwriter has severally agreed to purchase from us, the principal amount of notes set forth opposite the names of the underwriters below:

Underwriter	Principal Amount of 2021 Senior Notes	Principal Amount of 2040 Senior Notes
Citigroup Global Markets Inc.	$122,500,000	$52,500,000
J.P. Morgan Securities LLC	245,000,000	105,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	227,500,000	97,500,000
Fifth Third Securities, Inc.	21,000,000	9,000,000
BMO Capital Markets Corp.	14,000,000	6,000,000
KeyBanc Capital Markets Inc.	14,000,000	6,000,000
PNC Capital Markets LLC	14,000,000	6,000,000
RBS Securities Inc.	14,000,000	6,000,000
Scotia Capital (USA) Inc.	14,000,000	6,000,000
U.S. Bancorp Investments, Inc.	14,000,000	6,000,000

Total	$700,000,000	$300,000,000

The underwriting agreement provides that the underwriters severally and not jointly agree to purchase all of the notes if any of them are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

The underwriters initially propose to offer the notes to the public at the public offering prices that appear on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a concession of up to 0.400% of the principal amount of the 2021 senior notes and 0.500% of the principal amount of the 2040 senior notes. In addition, the underwriters may allow, and those selected dealers may reallow, a concession of up to 0.250% of the principal amount of the 2021 senior notes and 0.250% of the principal amount of the 2040 senior notes to certain other dealers. After the initial offering, the underwriters may change the public offering price and any other selling terms. The underwriters may offer and sell the notes through certain of their affiliates.

The following table shows the underwriting discounts and commissions to be paid to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Us
Per 2021 senior note	0.650%
Per 2040 senior note	0.875%

In the underwriting agreement, we have agreed that:

•	We will pay our expenses related to the offering, which we estimate will be approximately $0.5 million.

•

We will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or contribute to payments that the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the notes, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the notes, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of an officer’s certificate and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

The 2021 senior notes are a new issue of securities, and there is currently no established trading market for the 2021 senior notes. The 2040 senior notes offered hereby are a reopening of the existing 2040 senior notes and will become part of the same series as the existing 2040 senior notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in each series of notes, but they are not obligated to do so. The underwriters may discontinue any market making in either series of notes at any time in their sole discretion without notice. Accordingly, we cannot assure you that liquid trading markets will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

In connection with the offering of the notes, the underwriters may engage in over-allotment, stabilizing transactions and syndicate covering transactions. Over-allotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate-covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate-covering transactions may cause the prices of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate-covering transactions, they may discontinue them at any time without notice.

We expect that delivery of the 2021 senior notes will be made to investors on or about March 23, 2011, which will be the 5th business day following the date of this prospectus supplement (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding business day will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the Notes on the date of this prospectus supplement or the next succeeding business day should consult their advisors.

We expect that delivery of the 2040 senior notes will be made to investors on or about April 1, 2011, which will be the 12th business day following the date of this prospectus supplement (such settlement being referred to as “T+12”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are required to settle in three business days (such settlement being referred to as “T+3”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on the date of this prospectus supplement or the next succeeding eight business days will be required, by virtue of the fact that the notes initially will settle in T+12, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the Notes on the date of this prospectus supplement or the next succeeding eight business days should consult their advisors.

Selling Restrictions

The notes may be offered and sold in the United States and certain jurisdictions outside of the United States in which such offer and sale is permitted.

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), including each Relevant Member State that has implemented the

2010 PD Amending Directive with regard to persons to whom an offer of securities is addressed and the denomination per unit of the offer of securities (each, an “Early Implementing Member State”), with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”), no offer of securities will be made to the public in that Relevant Member State (other than offers (the “Permitted Public Offers”) where a prospectus will be published in relation to the securities that has been approved by the competent authority in a Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive), except that with effect from and including that Relevant Implementation Date, offers of securities may be made to the public in that Relevant Member State at any time:

A.	to “qualified investors” as defined in the Prospectus Directive, including:

(a)	(in the case of Relevant Member States other than Early Implementing Member States), legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities, or any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43.0 million and (iii) an annual turnover of more than €50.0 million as shown in its last annual or consolidated accounts; or

(b)	(in the case of Early Implementing Member States), persons or entities that are described in points (1) to (4) of Section I of Annex II to Directive 2004/39/EC, and those who are treated on request as professional clients in accordance with Annex II to Directive 2004/39/EC, or recognized as eligible counterparties in accordance with Article 24 of Directive 2004/39/EC unless they have requested that they be treated as non-professional clients; or

B.	to fewer than 100 (or, in the case of Early Implementing Member States, 150) natural or legal persons (other than “qualified investors” as defined in the Prospectus Directive), as permitted in the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

C.	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or of a supplement to a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State (other than a Relevant Member State where there is a Permitted Public Offer) who initially acquires any securities or to whom any offer is made will be deemed to have represented, acknowledged and agreed that (A) it is a “qualified investor”, and (B) in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (x) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, or in circumstances in which the prior consent of the underwriters has been given to the offer or resale, or (y) where securities have been acquired by it on behalf of persons in any Relevant Member State other than “qualified investors” as defined in the Prospectus Directive, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer of any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71 EC (including the 2010 PD Amending Directive, in the case of Early Implementing Member States) and includes any relevant implementing measure in each Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that it and each of its affiliates:

(a) has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Company; and

(b) has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future, various financial advisory and/or derivatives, commercial banking or investment banking and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In particular, affiliates of Citigroup Global Markets Inc., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated are parties to and lenders under our bridge credit facility and our new term loan. Our bridge credit facility and our new term loan were negotiated on an arms’ length basis and contain customary terms pursuant to which the lenders receive customary fees. Please see “Summary—Growth Strategy and Recent Developments” for additional information on the bridge credit facility and the new term loan. In addition, J.P. Morgan Securities LLC is acting as our financial advisor in connection with our proposed Acquisition and will receive a contingent payment in the event of a successful completion of the Acquisition. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

Legal Matters

Jones Day will pass upon the validity of the notes. Certain legal matters relating to the offering of the notes will be passed upon for the underwriters by Davis Polk & Wardwell LLP.

Experts

The consolidated financial statements, and the related financial statement schedule, incorporated in this prospectus supplement by reference from Cliffs Natural Resources Inc.’s Annual Report on Form 10-K for the year ended December 31, 2010, and the effectiveness of Cliffs Natural Resources Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Consolidated Thompson Iron Mines Limited as at December 31, 2010 and 2009 and for each of the years in the three year period ended December 31, 2010 have been included in this prospectus supplement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere in this prospectus supplement, and upon the authority of said firm as experts in accounting and auditing.

Audited Annual

Financial Statements, including a Canadian GAAP to US GAAP reconciliation note

Years ended

December 31, 2010, 2009 and 2008

(Expressed in thousands of Canadian dollars)

March 9, 2011

Independent Auditors’ Report

The Board of Directors

Consolidated Thompson Iron Mines Limited

We have audited the accompanying consolidated balance sheets of Consolidated Thompson Iron Mines Limited (the “Company”) as at December 31, 2010 and 2009, and the related consolidated statements of operations and comprehensive income, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.

/s/ KPMG LLP *

Chartered Accountants

Montréal, Canada

March 9, 2011

* CA Auditor permit No. 8821

CONSOLIDATED THOMPSON IRON MINES LIMITED

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars)

As at December 31,

	2010	2009
ASSETS
Current
Cash and cash equivalents	$234,148	$184,924
Restricted cash equivalents	—	1,305
Amounts receivable (Note 5)	94,383	24,714
Inventories (Note 6)	35,790	516
Prepaid expenses and advances (Note 7)	28,326	39,674

	392,647	251,133
Long-term advances and deferred costs	3,340	32,969
Restricted cash equivalents	—	9,080
Long-term investments (Note 8)	4,016	3,977
Mining assets (Note 9)	1,138,677	53,803
Mineral exploration and development properties (Note 10)	191,839	772,699
Future income tax (Note 19)	18,799	—

	$1,749,318	$1,123,661

LIABILITIES
Current
Accounts payable and accrued liabilities (Note 11)	$110,313	$61,020
Current portion of long-term debt (Note 12)	16,524	7,249

	126,837	68,269
Long-term debt (Note 12)	223,210	30,008
Convertible debentures (Note 13)	167,041	—
Asset retirement obligations (Note 14)	8,035	2,619
Future income and mining taxes (Note 19)	61,355	51,566

	459,641	84,193
Non-controlling interest (Note 15)	160,337	112,663

SHAREHOLDERS’ EQUITY
Common shares (Note 16)	955,260	882,097
Warrants (Note 17)	11,605	19,088
Equity component of convertible debentures (Note 13)	53,263	—
Contributed surplus	45,180	51,349
Accumulated deficit	(64,250)	(95,275)
Accumulated other comprehensive income	1,445	1,277

	1,002,503	858,536

	$1,749,318	$1,123,661

Nature of operations (Note 1)
Commitments and contingencies (Note 24)
Subsequent events (Note 25)

Approved on behalf of the Board of Directors:

Signed “Hon. Brian V. Tobin” , Director Signed “Bernard Wilson, FCA” , Director

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

(expressed in thousands of Canadian dollars, except per share amounts)

Years ended December 31,

	2010	2009	2008
Sales	$325,488	$—	$—
Cost of sales (including amortization of $18,210)	168,742	—	—
Selling, general and administrative	36,248	35,034	10,214
Start-up expenses	65,848	6,330	—
Stock-based compensation (Note 18)	9,961	12,223	15,924
Amortization	1,790	921	77

Income (loss) before the undernoted	42,899	(54,508)	(26,215)
Interest income	514	2,196	8,742
Interest expense (Note 11)	(16,597)	(208)	(55)
Accretion expense on asset retirement obligations (Note 14)	(554)	—	—
Unrealized gain (loss) on investments (warrants)	254	(2)	1,650
Realized gain on available-for-sale financial assets	4,571	—	—
Other income	117	—	—
Foreign exchange gain (loss)	6,394	(2,349)	3,116
Write-off of other assets (Note 17)	—	(9,372)	—

Income (loss) before mining and income taxes	37,598	(64,243)	(12,762)
Mining and income tax recovery (Note 19)	(9,001)	(275)	—

Non-controlling interest	(15,574)	3,468	—

Net income (loss)	31,025	(60,500)	(12,762)
Other comprehensive income items
Unrealized gain on available-for-sale financial assets for the year, net of future income taxes of $(612) (2009—$275)	4,038	2,533	1,803
Realized gain on available-for-sale financial assets for the year, net of future income taxes of $701 (2009—nil)	(3,870)	—	—
Reversal of previously recognized unrealized gain on acquisition of Quinto Mining Corporation (Note 4)	—	—	(3,096)

Comprehensive income (loss)	$31,193	$(57,967)	$(14,055)

Net earnings (loss) per share (Note 20)
Basic	$0.13	$(0.35)	$(0.12)
Diluted	$0.13	$(0.35)	$(0.12)
Weighted average common shares outstanding (in thousands) (Note 20)
Basic	232,785	170,781	106,615
Diluted	247,793	170,781	106,615

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

(expressed in thousands of Canadian dollars)

Years ended December 31,

	2010	2009	2008
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES:
Net income (loss) for the year	$31,025	$(60,500)	$(12,762)
Charges not affecting cash:
Stock-based compensation	9,961	12,223	15,924
Warrants issued for WISCO agreement	—	5,437	—
Amortization	20,000	921	77
Unrealized (gain) loss on warrants	(254)	2	(1,650)
Unrealized foreign exchange loss on restricted cash	1,083	97	(226)
Accretion expense	554	—	—
Realized gain on available for sale financial assets	(4,571)	—	—
Unrealized foreign exchange loss on long-term debt	(18,129)	—	—
Future mining and income taxes	(8,921)	(225)	734
Non-controlling interest	15,574	(3,468)	—
Write-off of other assets	—	9,372	—
Net change in non-cash working capital	(37,993)	(45,968)	(11,687)

	8,329	(82,109)	(9,590)
INVESTING ACTIVITIES:
Mining assets, mineral exploration and development properties (note 9 and 10)	(466,538)	(374,001)	(134,204)
Decrease in short-term investments	—	5,000	—
Cash acquired through Quinto acquisition, net of cash paid	—	(63)	5,238
Decrease in long-term advances and deferred costs	29,629	21,405	(53,374)
Proceeds from disposal of available-for-sale financial assets	6,950	—	—
Acquisition of long-term investments	(2,105)	(1,000)	(3,250)
Decrease in restricted cash equivalents	9,302	17,962	(22,677)

	(422,762)	(330,697)	(208,267)
FINANCING ACTIVITIES:
Shares issued through public offering	—	92,690	179,400
Shares issued through private placements	—	249,422	—
Issuance of long-term debt and convertible debentures, net of issuance costs of $13,464	384,128	—	—
Units of Bloom Lake LP issued to Wisco	32,100	116,131	—
Shares issued from exercise of options and warrants	47,579	4,168	2,206
Share issue costs	(150)	(10,976)	(8,673)

	463,657	451,435	172,933

Increase in cash and cash equivalents	49,224	38,629	(44,924)

Cash and cash equivalents, beginning of year	184,924	146,295	191,219

Cash and cash equivalents, end of year	$234,148	$184,924	$146,295

Cash and cash equivalents consists of:
Cash	$55,613	$40,320	$4,498
Cash equivalents	178,535	144,604	141,797

	$234,148	$184,924	$146,295

Supplemental information (Note 11)

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

(expressed in thousands of Canadian dollars)

Years ended December 31,

	2010	2009	2008
Common shares
Balance, beginning of year	$882,097	$542,749	$243,063
Issued on acquisition of Quinto Mining Corporation	—	—	123,767
Issued through public offering	—	92,690	179,400
Issued through private placements	—	249,422	—
Cash proceeds on options exercised	29,067	3,007	1,882
Transfer from contributed surplus from exercise of options	15,189	1,722	2,556
Cash proceeds on warrants exercised	18,512	1,161	324
Transfer on exercise of warrants	10,395	2,472	430
Share issue costs	—	(11,126)	(8,673)

Balance, end of year	$955,260	$882,097	$542,749

Warrants
Balance, beginning of year	$19,088	$6,751	$—
Issued on acquisition of Quinto Mining Corporation	—	—	14,842
Issued	2,912	14,809	—
Exercised	(10,395)	(2,472)	(430)
Expired	—	—	(7,661)

Balance, end of year	$11,605	$19,088	$6,751

Equity component of convertible debentures
Balance, beginning of year	$—	$—	$—
Issued (Note 13)	53,263	—	—

Balance, end of year	$53,263	$—	$—

Contributed surplus
Balance, beginning of year	$51,349	$40,848	$14,842
Stock options issued in acquisition of Quinto Mining Corporation	—	—	5,277
Stock options expense	9,020	12,223	15,924
Stock options exercised	(15,189)	(1,722)	(2,556)
Warrants expired	—	—	7,661

Balance, end of year	$45,180	$51,349	$40,848

Deficit
Balance, beginning of year	$(95,275)	$(34,775)	$(22,013)
Net income (loss) for the year	31,025	(60,500)	(12,762)

Balance, end of year	$(64,250)	$(95,275)	$(34,775)

Accumulated other comprehensive income
Balance, beginning of year	$1,277	$(1,256)	$37
Unrealized gain on available-for-sale financial assets for the year, net of future income taxes of $(612) (2009—$275)	4,038	2,533	1,803
Realized gain on available –for-sale financial assets for the year, net of future income tax of $701 (2009—nil)	(3,870)	—	—
Reversal of previously unrealized gain on acquisition of Quinto Mining Corporation, net of income taxes	—	—	(3,096)

Balance, end of year	$1,445	$1,277	$(1,256)

Total shareholders’ equity	$1,002,503	$858,536	$554,317

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

1.	NATURE OF OPERATIONS

Consolidated Thompson Iron Mines Limited (the “Corporation”, or “Consolidated Thompson”) is a mining company with mineral exploration and development activities focused on iron ore. Based in Montréal, Canada, it has iron ore rich mining properties in the well known Labrador Trough that spans North-Eastern Québec and Western Newfoundland and Labrador. The Corporation began producing iron ore concentrate in 2010 at its Bloom Lake mine and its initial sales were recorded in the second quarter of 2010. The Company is moving towards an initial production rate of 8.0 million tonnes per year of high quality iron ore concentrate. The Bloom Lake mine is located near the city of Fermont, in the Province of Québec, Canada.

The Corporation relies heavily on a small number of significant customers, including one customer that represents 50% of the Corporation’s expected output of 8 million tonnes of iron ore concentrate per year (that customer also being a shareholder of the Corporation and owning 25% of The Bloom Lake Iron Ore Mines Limited Partnership (“Bloom Lake LP”) (Note 15)). As a result of this reliance on a small number of customers, the Corporation could be subject to adverse consequences if any of these customers breaches its purchase commitments.

The Corporation also relies on two main rail transportation suppliers to haul iron ore concentrate on a distance of approximately 500 kilometres. Shipping products to customers, recognizing revenues and generating profits is dependent on the products being hauled by these suppliers. Any disruption in their services could affect the operations and profitability of the Corporation. Long-term contracts were signed with these suppliers to secure services. However, if any of these suppliers would breach their commitments, the Corporation could be subject to adverse consequences.

As at December 31, 2010, with sales generating significant positive cash flows, the Corporation believes it has access to sufficient liquidities to ramp-up its production to its projected annualized output of 8 million tonnes of iron ore concentrate, to finance its capital investments and for working capital.

2.	SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), which include the following significant accounting policies.

a)	Principles of consolidation

These consolidated financial statements include the accounts of the Corporation and its subsidiaries Bloom Lake LP, 75% owned, which was created on July 23, 2009, and Quinto Mining Corporation (“Quinto”), 100% owned, which was acquired on June 27, 2008. All intercompany balances and transactions have been eliminated.

b)	Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Such estimates and assumptions affect the carrying value of assets as well as the evaluation of asset retirement obligations and reclamation costs and impact decisions as to when exploration and development

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

costs should be capitalized, amortized or expensed. Other significant estimates made by the Corporation include ore reserves and resources, factors affecting valuations of stock-based compensation, valuation allowance determination on future income tax assets and amortization periods of mining properties. The Corporation regularly reviews its estimates and assumptions. However, actual results could differ from these estimates and these differences could be material.

c)	Foreign exchange

Monetary assets and liabilities of the Corporation’s operations denominated in currencies other than the Canadian dollar are translated into Canadian dollars at the rates of exchange at the balance sheet dates. Non-monetary assets and liabilities are translated at historical exchange rates prevailing at each transaction date. Revenue and expenses are translated at average exchange rates throughout the reporting period, with the exception of depreciation, depletion and amortization which is translated at historical exchange rates. Gains and losses on translation of foreign currencies are included in earnings.

d)	Cash and cash equivalents

Cash and cash equivalents are comprised of unrestricted cash on hand and highly liquid investments with a maturity date of three months or less from the date of acquisition. As of December 31, 2010, cash equivalents bear interest at rates ranging between 0.7% and 1.1% in Canadian dollars and at 0.1% in US dollars.

e)	Inventories

Iron ore concentrate inventories are valued at the lower of cost and net realizable value. The cost of iron ore concentrate inventories is increased based on the production costs including the cost of materials, labour, operating supplies, sub-contractors expenses, mine site production overheads and amortization to the applicable stage of processing, and decreases in iron ore concentrate inventories are charged back to processing costs using the weighted average cost per tonne.

Ore stockpiles are valued at the lower of cost and net realizable value. The cost of ore stockpiles is increased based on the related current mining cost of the period, and decreases in ore stockpiles are charged back to processing costs using the weighted average cost per tonne.

Mine supplies are valued at the lower of average purchase cost and net realizable value.

If there is a recovery in the net realizable value, the inventories are written back up.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

f)	Mining assets

Property and equipment are recorded at cost less accumulated amortization and are amortized based on their useful lives, as shown in the table below, except that for assets under capital leases, the amortization period may not exceed the term of the lease.

Category	Method	Period
Lodging furniture and facilities	Straight-line	8 and 35 years
Rolling stock	Straight-line	3 years
Mobile mining equipment	Units of use	Useful life of equipment in hours
Railcars	Straight-line	Based on lease term
Leasehold improvement	Straight-line	Based on lease term
Other office equipment	Straight-line	2 to 5 years
Mining property	Units of production	Useful life of mine

Mining costs associated with stripping activities are expensed unless the stripping activity can be shown to represent a betterment to the mineral property which requires such costs be capitalized. Capitalized stripping costs are amortized over the reserves that directly benefit from the stripping activity on a units-of-production basis.

g)	Impairment of long-lived assets

Long-lived assets are reviewed for impairment periodically or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss must be recognized if the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. In that event, the asset must be written down to its fair value and an impairment loss is recorded in earnings. Net estimated future cash flows from each long-lived asset are calculated based on anticipated future production (proven and probable reserves as well as value beyond proven and probable reserves), estimated iron ore prices, operating costs, capital expenditures and site restoration expenses. Management’s estimate of future cash flows is subject to risk and uncertainties and it is reasonably possible that changes could occur with evolving economic conditions, which may affect the recoverability of the Corporation’s long-lived assets and may have a material effect on the Corporation’s results of operations and financial position.

h)	Mineral exploration and development properties

Exploration and development expenses relating to properties in which the Corporation has an interest are deferred until the properties are brought into production, at which time they are amortized on a unit-of-production basis. Other general exploration expenses are charged to operations as incurred. The cost of properties abandoned or sold and their related deferred exploration costs are expensed to operations in the year of abandonment or sale.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

Costs include the cash consideration and the fair value of the shares issued for the acquisition of properties. Properties acquired under option agreements or by joint ventures, whereby payments are made at the sole discretion of the Corporation, are recorded in the accounts at the time of payment.

The Corporation reviews capitalized costs on its properties on a periodic basis and will recognize impairment in value based upon current exploration or production results, if any, and upon management’s assessment of the recoverability of the cost of the properties from the future undiscounted cash flows and/or the proceeds from their disposal.

The Corporation qualifies for certain exploration tax credits associated with the exploration and development of its properties located in Québec. Recoverable amounts are offset against deferred exploration costs incurred when the Corporation has complied with the terms and conditions of the program and the amount of government assistance is reasonably assured.

i)	Asset retirement obligations

The Corporation is required to record a liability for the estimated future costs associated with legal obligations relating to the reclamation and closure of its mineral exploration and development properties. This amount is initially recorded at its discounted value using the Corporation credit-adjusted risk-free interest rate with subsequent annual recognition of an accretion amount on the discounted liability. An equivalent amount is recorded as an increase to mineral exploration and development properties and amortized over the useful life of the properties using the unit-of-production basis. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation with a corresponding increase in the carrying value of the related long-lived asset.

j)	Income taxes

The Corporation follows the asset and liability method of accounting for income taxes. Under this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Corporation and their respective tax bases, using enacted or substantively enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the year when the change is enacted or substantively enacted. The Company provides a valuation allowance for future tax assets when it is more likely than not that some portion or all of the future tax assets will not be realized.

k)	Stock-based compensation

The Corporation has stock-based compensation plans which are described in Note 18. For stock option awards, the Corporation applies the fair value based method of accounting. Under this method, the fair value of the stock options at the date of grant is amortized over the vesting period, with the offsetting credit to contributed surplus. When stock options are exercised, the proceeds are credited to common shares, together with related portion previously recorded to contributed surplus.

Performance share units (“PSU”) are recognized in compensation expense and accrued liabilities when it is probable that the performance will be achieved. PSU are re-measured at each reporting period, until settlement, using the trading price of the underlying shares at the end the period. The liability is adjusted at the end of each period to reflect the lapse of time and changes in the estimated future cash flows underlying the obligations.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

l)	Revenue

Revenue from the sale of iron ore is recognized when persuasive evidence, usually in the form of an executed sales agreement, indicating there has been a transfer of risks and rewards to the customer, no further work or processing is required by the Corporation, the quantity and quality of the goods has been determined with reasonable accuracy, the price is fixed or determinable, and collectability is reasonably assured. This is generally when the title passes.

In the majority of sales of iron ore concentrate, sales agreements specify that title passes on the bill of lading date, which is the date the goods are delivered to the shipping agent. For such sales, revenue is recognized on the bill of lading date.

In cases where the terms of the executed sales agreement allow for an adjustment to the sales price based on a survey of the goods by the customer (for instance an assay for mineral content), revenue recognition is based on the most recently determined estimate of product specifications.

m)	Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing net income (loss) by the weighted-average number of the Corporation’s common shares outstanding during the period. Diluted earnings per share is calculated by using the treasury stock method and the “if-converted” method. The treasury stock method assumes that any proceeds obtained on exercise of options and warrants, including unrecognized compensation costs of stock-based compensation, would be used to purchase common shares of the Corporation at the average market price during the period. The weighted average number of common shares outstanding is then adjusted by the difference between the number of common shares issued from the exercise of options and warrants and common shares repurchased from the related proceeds. If the Corporation has a net loss, diluted loss per share is calculated using the basic weighted average shares outstanding because to do otherwise would be anti-dilutive.

The dilutive effect of the convertible debentures is reflected in diluted earnings per share by application of the “if-converted” method, if dilutive. Under the “if-converted” method, convertible debentures are assumed to have been converted at the beginning of the period (or at time of issuance, if later) and the resulting common shares are included in the denominator for purposes of calculating diluted earnings per share. Net income (loss) is also adjusted to remove the financial expense (net of taxes) recorded during the year in relation to the convertible debentures.

n)	Financial instruments

A financial instrument is a contract that gives rise to a financial asset of one contract party and a financial liability or equity instrument of another party. Financial instruments are recognized on the balance sheet when the Corporation becomes party to the contractual obligations of the instrument.

Financial instruments, including derivatives, are included on the balance sheet and are measured at their fair value with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair values of financial instruments depend on their initial classification. Held-for-trading financial assets are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the balance sheet.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

The classification of the Corporation’s financial instruments in the various categories is presented in the following table:

Categories	Financial instruments
Held-for-trading financial assets	Cash and cash equivalents Restricted cash equivalents Long-term investments, warrants
Loans and receivables	Amounts receivable
Available-for-sale financial assets	Long-term investments, other than warrants
Other liabilities	Accounts payable and accrued liabilities Long-term debt Convertible debentures

Financial instruments that comprise a liability component and an equity component are classified separately on the balance sheet on initial recognition in accordance with the substance of the contractual obligations.

Derivatives instruments, including embedded derivatives, are recorded as either assets or liabilities and are measured at their fair value unless exempted from derivative treatment as a normal purchase and sale. All changes in the fair value of derivatives are recognized in earnings unless specific hedge criteria are met. As of December 31, 2010 and 2009, the Corporation did not have any derivative instruments.

3.	CHANGES IN ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS

a)	Accounting changes

Stock-based Compensation

On April 1, 2010, the Corporation decided to change its method of accounting for fair value of common share stock options issued to directors, officers, key employees and consultants. Under the Canadian Institute of Chartered Accountants (“CICA”) Handbook (“HB”) Section 3870, Stock-based Compensation and Other Stock-based Payments, the fair value of a stock-option award having different vesting dates can be calculated as one award or several separate awards, each award with different expected lives for options that vest each year. For example, compensation cost for an award with a graded vesting schedule, such as an award that vests 33 percent per year over three years, is accrued as if the grant were a series of awards rather than a single award. Each award in the series is accounted for as if it had its own separate service period and vesting date. In the past, the Corporation calculated the fair value of stock option award as one award, even if it had different vesting periods and recorded expense on a straight-line basis. This change in accounting policy did not have a material impact on the stock-options issued prior to April 1, 2010. This accounting policy conforms to the International Financial Reporting Standards (“IFRS”) to be applied to stock-based compensation beginning on January 1, 2011.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

b)	Recent accounting pronouncements

(i)	Section 1582, Business Combinations

In January 2009, the CICA issued HB Section 1582, Business Combinations, replacing Section 1581, Business Combinations. The previous Section was removed in order to adopt the relevant extracts of the IFRS 3, Business Combinations. The new Section establishes standards for the recognition, measurement, presentation and disclosure of business combinations.

This new standard is applicable to business combinations realized during fiscal years beginning on or after January 1, 2011. This new Section requires that most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination be recorded at “full fair value” and that liabilities associated with restructuring or exit activities be recognized only if they meet the definition of a liability as of the acquisition date. In addition, direct acquisition costs must be expensed when incurred. This new standard will have no impact on the current consolidated financial statements.

(ii)	Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests

Section 1601, Consolidated Financial Statements, replaces and carries forward existing guidance from Section 1600, Consolidated Financial Statements, on the aspects of the preparation of consolidated financial statements subsequent to a business combination other than non-controlling interests.

Section 1602, Non-controlling interests, provides guidance on accounting for non-controlling interests subsequent to a business combination. This Section replicates the provisions of International Accounting Standard 27 (“IAS 27”), Consolidated and Separate Financial Statements, other than the disclosure requirements. Under this new Section, non-controlling interests in subsidiaries must be presented in the consolidated balance sheet with equity, but separated from the parent shareholders’ equity. In the statements of operations, a non-controlling interest must not be deducted in arriving at the consolidated net income, but must be allocated to the controlling interest and the non-controlling interest according to their percentage of ownership.

Sections 1601 and 1602 must be implemented concurrently with Section 1582, Business Combinations, discussed above. Both Sections are applicable for fiscal years beginning on or after January 1, 2011 with earlier adoption permitted as of the beginning of a fiscal year. Section 1602 is to be applied retrospectively, with certain exceptions, which will have an impact for the Corporation on the presentation of the non-controlling interest in the financial statements as described above. Section 1601 will have no impact on these consolidated financial statements.

(iii)	International Financial Reporting Standards (“IFRS”)

In February 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises would be required to apply, and report in accordance with IFRS, in full and without modification, effective in fiscal years beginning on or after January 1, 2011 (the “Changeover date”). In the Corporation’s reporting in those periods following the Changeover date, the Corporation will be required to present comparative data for equivalent periods in the previous fiscal year, making January 1, 2010 the “Transition” date for the Corporation. The Corporation will implement these standards in its first quarter of fiscal year 2011.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

4.	ACQUISITION OF QUINTO MINING CORPORATION

In January 2008, the Corporation participated as an investor in a non-brokered private placement of Quinto acquiring five million units of Quinto at a price of $0.65 per unit. Each unit consisted of one common share and one-half of one common share purchase warrant of Quinto, with each whole warrant exercisable to purchase one additional common share for $1.00 per share at any time prior to January 10, 2010.

On April 21, 2008, the Corporation announced it had signed a letter of agreement with Quinto, whereby the Corporation would acquire all of the outstanding shares of Quinto in exchange for common shares of Consolidated Thompson (the “Transaction”). The Transaction was completed on June 27, 2008 and the Corporation issued 14,291,789 common shares valued at $8.66 per share (closing price of the Corporation’s shares on the Toronto Stock Exchange on the date of completion) and made cash payments of $71,000 to former Quinto shareholders. Outstanding Quinto options were exchanged for replacement Consolidated Thompson options on the same basis as the exchange of the Quinto shares for Consolidated Thompson shares. In addition, upon exercising Quinto common share purchase warrants, the holders of the warrants will receive Consolidated Thompson shares and cash on same basis as the exchange of Quinto shares for Consolidated Thompson shares. The acquisition was accounted for as a purchase of assets.

Quinto’s assets included two iron properties in Québec, Peppler Lake and Lamêlée, and the Lac Gueret graphite property, also in Québec.

The purchase price was calculated as follows:

Common shares issued (14,291,789)	$123,767
Cash	71
Fair value of stock options issued	5,277
Fair value of warrants assumed	14,842
Cash to be paid on warrants	14
5,000,000 previously owned Quinto shares, at acquisition cost	2,905
2,500,000 previously owned Quinto common share purchase warrants, at fair value	2,096
Transaction costs	1,500

$150,472

Net assets acquired:

Cash and cash equivalents	$6,760
Short-term investments	5,000
Amounts receivable	548
Prepaid expenses and advances	1,169
Mineral exploration and development properties	188,211
Accounts payable and accrued liabilities	(434)
Future income taxes	(50,782)

$150,472

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

5.	AMOUNTS RECEIVABLE

	December 31,
	2010	2009
Account receivable for the sale of iron ore	$67,532	$—
Goods and services and provincial sales tax	22,480	23,471
Other	4,371	1,243

	$94,383	$24,714

6.	INVENTORIES

	December 31,
	2010	2009
Mined ore	$15,103	$280
Crushed ore	832	—
Iron ore concentrate	17,161	—
Spare parts and other	2,694	236

	$35,790	$516

7.	PREPAID EXPENSES AND ADVANCES

	December 31,
	2010	2009
Payment in Respect of Rail Transportation(i)	$25,752	$25,752
Other	2,574	13,922

	$28,326	$39,674

(i)	In 2008, the Corporation signed a rail transportation agreement (the “Agreement”) with Quebec North Shore & Labrador Railway Corporation, Inc. (“QNS&L”) for the mine life. The Agreement provided that iron ore concentrate from the Corporation’s Bloom Lake property would be carried on the QNS&L railway from the Wabush Lake Junction in Labrador City, Newfoundland and Labrador to the Sept-Iles Junction in Sept-Iles, Quebec, a distance of approximately 500 km. Concurrently, the Corporation advanced $51,500,000 pursuant to the terms of the Agreement. The Corporation is required to pay minimum monthly fees of $4,992,230 starting in January 2010 even if the minimum monthly shipments of iron ore concentrate are not met. Starting January 1, 2010, the Corporation deducted on its invoices an amount of $2,146,000 per month from the $51.5 million advance and will continue to do so until December 2011 (24 month period). As a result, a portion of the advance $25,752,000 ($25,752,000 in 2009) is classified as short-term as at December 31, 2010 under Prepaid expenses and advances. The balance of nil ($25,748,000 in 2009) was classified as Long-term advances and deferred costs.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

8.	LONG-TERM INVESTMENTS

The following table details the fair value of the investments at December 31, 2010 and 2009:

	December 31,
	2010	2009
Energizer Resource(i)	$3,858	$—
Largo Resources(ii)	158	2,833
Labrador Iron Mines Limited	—	1,144

	$4,016	$3,977

(i)	In March 2010, the Corporation acquired 6,666,667 common shares and 6,666,667 common share purchase warrants of Energizer Resource Inc. for $2,105,200. Each Energizer Warrant entitles the holder thereof to purchase one Energizer Common Share for $0.50 during the 36 months following the later of (i) March 15, 2010, and (ii) the date on which the Energizer common shares become listed on the TSX Venture Exchange. The Energizer Common Shares were listed on the TSX Venture Exchange on May 5, 2010.

(ii)	In February 2009, the Corporation acquired 16,666,666 common shares of Largo Resources for $1,000,000. During 2010, the Corporation disposed of 16,222,566 common shares for gross proceeds of $4,638,350. The balance of 444,100 common shares was sold on December 30, 2010 for settlement in January 2011.

9.	MINING ASSETS

	December 31, 2010
	Cost	Accumulated amortization	Net
Lodging facilities and furnitures	$10,569	$(545)	$10,024
Mobile mining equipment	5,878	(851)	5,027
Mobile mining equipment under capital lease	63,351	(11,587)	51,764
Railcars under capital lease	51,225	(1,491)	49,734
Other	1,192	(555)	637

Total property & equipment	$132,215	$(15,029)	$117,186

Mine site infrastructure	$586,536	$(5,126)	$581,410
Railroad infrastructure	177,536	(1,173)	176,363
Port infrastructure	181,082	(1,075)	180,007
Asset retirement obligation	7,481	(65)	7,416
Other	6,795	(60)	6,735

Total mining property	$959,430	$(7,499)	$951,931

Construction in progress	$69,560	$—	$69,560

Total mining assets	$1,161,205	$(22,528)	$1,138,677

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

	December 31, 2009
	Cost	Accumulated amortization	Net
Lodging facilities and furnitures	$10,075	$(164)	$9,911
Mobile mining equipment	5,895	(182)	5,713
Mobile mining equipment under capital lease	38,426	(640)	37,786
Other	712	(319)	393

Total property & equipment	$55,108	$(1,305)	$53,803

Total mining assets	$55,108	$(1,305)	$53,803

Amortization expense of $20,000,000 ($921,000 in 2009 and $77,000 in 2008) was recognized and recorded during 2010 in the consolidated statement of operations. In 2010, with the operations starting at the Bloom Lake mine, an amount of $959,430,000 was transferred from mineral exploration and development properties to mining assets.

10.	MINERAL EXPLORATION AND DEVELOPMENT PROPERTIES

	December 31, 2010
	Balance, beginning of year	Investments during the year	Transfers to mining property	Balance, end of year
Bloom Lake Property
Acquisition cost	$621	$—	$(621)	$—
Exploration and development expenditures	460,248	126,287	(586,535)	—
Asset retirement obligation	2,619	4,862	(7,481)	—
ITUM agreement	6,175	—	(6,175)	—
Railroad infrastructure	84,575	92,961	(177,536)	—
Port infrastructure	27,394	153,688	(181,082)	—

	581,632	377,798	(959,430)	—
Peppler Lake / Lamêlée Property
Allocated cost of acquisition of Quinto Mining Corporation	$188,211	$—	$—	$188,211
Exploration and development expenditure	2,856	772	—	3,628

	191,067	772	—	191,839

	$772,699	$378,570	$(959,430)	$191,839

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

	December 31, 2009
	Balance, beginning of year	Investments during the year	Transfers to mining property	Balance, end of year
Bloom Lake Property
Acquisition cost	$568	$53	$—	$621
Exploration and development expenditures	188,976	271,272	—	460,248
Asset retirement obligation	—	2,619	—	2,619
ITUM(i) agreement	6,175	—	—	6,175
Railroad infrastructure	5,887	78,688	—	84,575
Port infrastructure	3,337	24,057	—	27,394

	$204,943	$376,689	$—	$581,632
Peppler Lake / Lamêlée Property
Allocated cost of acquisition of Quinto Mining Corporation	$188,211	$—	$—	$188,211
Exploration and development expenditure	1,860	996	—	2,856

	190,071	996	—	191,067

	$395,014	$377,685	$—	$772,699

11.	SUPPLEMENTAL INFORMATION ON THE CONSOLIDATED FINANCIAL STATEMENTS

	Year ended December 31,
	2010	2009	2008
Interest paid	$15,638	$163	$55
Transaction costs paid (Quinto acquisition)	—	63	1,437
Acquisition of mining assets through capital leases	72,323	38,427	—

	As at December 31,
	2010	2009
Amounts included in accounts payable and accrued liabilities at the end of the period:
Investments in mineral exploration and development properties	$—	$57,415
Investments in mining assets	50,431	98
Cost of issue (financings)	—	150
Accrued interest	1,003	—
Accrued stock-based compensation (note 18)	941	—
Payables related to operations	57,938	3,357

	$110,313	$61,020

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

The following table shows the components of the interest expense for the years ended December 31, 2010, 2009 and 2008:

	2010	2009	2008
Long-term debt	$10,590	$—	$—
Convertible debentures	1,556	—	—
Capital leases obligations	3,222	45	—
Other	1,229	163	55

	$16,597	$208	$55

12.	LONG-TERM DEBT

	Interest rate	Maturity	December 31, 2010	December 31, 2009
Revolving senior secured credit facility(i)	Floating	2014	$—	$—
Senior secured bonds(ii)	8.5%	2017	99,460	—
Less: Unamortized debt issue costs			(2,850)	—
Unsecured term credit facility(iii)	5.0%	2015	49,730	—
Capital lease obligations	2.7% to 8.4%	2012 to 2030	93,394	37,257

			239,734	37,257
Less: current portion			(16,524)	(7,249)

			$223,210	$30,008

(i)	In December, 2010, the Corporation entered into a US$250 million senior secured revolving credit facility with a syndicate of banks. This facility has a maturity of December 2014 and can be used for general corporate purposes. The maturity can be extended annually, subject to the lender’s consent. The facility can be drawn in Canadian or US dollars and bear interest at floating rates based on LIBOR or Bankers’ Acceptance, plus a margin based on the leverage ratio of the Corporation (margin of 3.0% as of December 31, 2010). A portion of the facility can also be used for the issuance of letters of credit. The Corporation and its subsidiary, Bloom Lake LP, have the ability to borrow under the facility. As at December 31, 2010, no amount was drawn on the facility, and letters of credit totaling $33.9 million were outstanding, reducing the availability under the facility. Upfront costs incurred to enter into the credit facility amounting to $3,327,000 have been recorded as deferred costs and will be amortized over the term of the facility with the other debt issue costs.
(ii)	In January 2010, the Corporation issued US$100 million senior secured bonds. The senior secured bonds have a term to maturity of 7 years from the date of issue, provide for semi-annual interest payments at a rate of 8.5% per annum and are subject to redemption by the Corporation at any time after 4 years from the date of issue at pre-determined prices. In consideration of the commitment, the Corporation issued 750,000 warrants (Note 17) valued at $2.9 million. The value of the warrants has been accounted for as a reduction in long-term debt and will be amortized over the term of the bonds with the other debt issue costs using the effective interest rate method. Considering the amortization of debt issue costs, the effective interest rate of the bonds is 9.1%.
(iii)	In January 2010, the Corporation entered into a credit agreement with SK Networks Co. Ltd (“SKN”), a subsidiary of the Korean conglomerate SK Group. The credit agreement provides for a US$50 million

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

unsecured five-year term facility, which was drawn in full. The facility is non-amortizing and carries a fixed annual interest rate of 5% payable on a semi-annual basis. The principal amount of the facility can be repaid by the Corporation at any time.

Principal repayments on capital lease obligations in each of the next five years and thereafter amount to:

Capital leases
2011	$20,334
2012	20,055
2013	18,406
2014	14,062
2015	5,779
Thereafter	74,315

152,951
Less: Amounts representing interest	(59,557)

$93,394

13.	CONVERTIBLE DEBENTURES

	Interest rate	Maturity	December 31, 2010	December 31, 2009
Unsecured convertible debentures	5.0%	2017	$174,353	$—
Less: Unamortized debt issue costs			(7,312)	—

			$167,041	$—

On November 29, 2010, the Corporation issued US$230 million of convertible unsecured debentures. The convertible debentures mature on November 30, 2017 and bear interest at a rate of 5.0% per annum, payable semi-annually on May 31 and November 30 of each year. The convertible debentures may be converted at any time, at the option of the holder, into common shares of the Corporation at a conversion rate of approximately 65.6 common shares per US$1,000 principal amount of convertible debentures based on a conversion price of US$15.2439 per common share. On or after November 29, 2013 and until maturity, the Corporation may, at its option, redeem the convertible debentures at par plus accrued and unpaid interest, provided that the weighted average closing price of the Corporation’s common shares on the TSX during the last 30 consecutive trading days is at least 125% of the conversion price. The Corporation may also, at its option and subject to certain conditions, elect to satisfy its obligation to repay all or any portion of the principal amounts and interest of the convertible debentures that are to be redeemed or repaid at maturity, by issuing common shares. The number of common shares a holder will receive in respect of each convertible debenture will be determined by dividing the principal amount of the convertible debentures that are to be redeemed or repaid at maturity by 95% of the market price of the common shares. The conversion option was assigned a residual value of $53.3 million, net of transactions costs of $2.5 million allocated to the conversion option, and is included in shareholder’s equity. The liability portion is being accreted such that the liability at maturity will equal the nominal amount of the convertible debentures. Considering the amortization of the conversion option and the debt issue costs, the effective interest rate of the convertible debentures is 10.6%. In 2010, the Corporation recorded an accretion expense of $548,000 (nil in 2009 and 2008) on the convertible debentures presented in the interest expense.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

14.	ASSET RETIREMENT OBLIGATIONS

The Corporation’s activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Corporation estimates future costs. The provision may be revised on the basis of amendments to such laws and regulations and the availability of new information such as changes in reserves corresponding to a change in the mine life, acquisition or construction of a new mine. The Corporation has recorded a liability for asset retirement obligations of $8,035,000 at December 31, 2010 ($2,619,000 at December 31, 2009). These obligations consist of costs associated with reclamation and monitoring activities and the removal of tangible assets at the Corporation’s Bloom Lake site.

In 2009, the Corporation determined that the amount required to settle its asset retirement obligations was $28,600,000 (based on current dollars), mainly paid near the closure of the mine. During 2010, the timing of the future cash flows was revised to provide for a progressive rehabilitation of the mine site, specifically for tailing disposal areas, with the other closure costs mainly paid near the closure of the mine. This change resulted in an increase of $3,656,000 of the asset retirement obligation. The estimated future cash flows required were also increased by $3,260,000 (based on current dollars) following the approval of the reclamation plan by the Ministère des Ressources Naturelles et de la Faune du Québec. This change resulted in an increase of $1,206,000 of the asset retirement obligation.

These estimated future cash flows are projected in the future using an inflation rate of 2.5%, and discounted back using a credit-adjusted risk-free interest rate of 8.5% in the case of the initial provision, and 7.0% in the case of the increase in the amount in 2010. The estimated closure date is determined based on the remaining economic iron ore reserves under the existing mining plan based on the initial production rate of 8.0 million tonnes per year of iron ore concentrate.

An accretion expense of $554,000 (nil in 2009 and 2008) has been recorded in the consolidated statement of operations in 2010.

15.	NON-CONTROLLING INTEREST

On July 20, 2009, the Corporation closed a definitive subscription agreement with Wuhan Iron and Steel (Group) Corporation (“WISCO”) whereby WISCO agreed to pay the Corporation US$240 million in exchange for 38,681,023 common shares of the Corporation issued at $2.72, which represented approximately 19.9% of the issued shares on a post-investment basis, and an interest of 25% in the limited partnership established to operate the Bloom Lake mine, The Bloom Lake Iron Ore Mine Limited Partnership (“Bloom Lake LP”). A first payment of US$200 million was made on July 20, 2009 by WISCO as payment for the common shares issued by the Corporation and the 25% interest in the limited partnership. A second payment of US$30 million was made on May 25, 2010 upon commencement of the commercial production at the Bloom Lake mine as defined in the subscription agreement. The balance of the investment by WISCO in the limited partnership in the amount of US$10 million will be payable upon the mine reaching an annualized production rate of 8 million tonnes per year of iron ore concentrate for three consecutive months. WISCO has committed to purchase at fair market value for the mine life 4 million tonnes of iron ore concentrate per year.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

16.	COMMON SHARES

Authorized:

Unlimited common shares

Unlimited Class A preferred shares, issuable in series

Common shares issued:

The following are the common share transactions during the years ended December 31, 2010 and 2009:

	Number of shares	Value
Balance, December 31, 2007	81,395,628	$243,063
Public offering(iii)	23,000,000	179,400
On acquisition of Quinto Mining Corporation(iv)	14,291,789	123,767
Exercise of options	605,000	1,882
Exercise of options—option valuation	—	2,556
Exercise of warrants	86,500	324
Exercise of warrants—warrant valuation	—	430
Share issue costs	—	(8,673)

Balance, December 31, 2008	119,378,917	$542,749
Public offering(i)	35,650,000	92,690
Private placement(ii)	71,456,023	249,422
Exercise of options	1,040,000	3,007
Exercise of options—option valuation	—	1,722
Exercise of warrants	414,550	1,161
Exercise of warrants—warrant valuation	—	2,472
Share issue costs	—	(11,126)

Balance, December 31, 2009	227,939,490	$882,097
Exercise of options	6,587,834	29,067
Exercise of options—option valuation	—	15,189
Exercise of warrants	4,594,024	18,512
Exercise of warrants—warrant valuation	—	10,395

Balance, December 31, 2010	239,121,348	$955,260

(i)	On April 27, 2009, the Corporation closed a public offering consisting of 35,650,000 common shares at a price of $2.60 per common share, including the exercise of an over-allotment option of 4,650,000 common shares, for aggregate gross proceeds of $92,690,000. As consideration, the underwriters received a cash commission of 4.5% ($4,171,000) of the total gross proceeds. Total share issue costs were $4,821,000.
(ii)	On July 20, 2009, the Corporation closed a definitive subscription agreement with WISCO whereby WISCO agreed to pay the Corporation $105,212,000 for 38,681,023 common shares of the Corporation issued at $2.72. Direct issue costs of $150,000 were incurred in relation to this private placement.

On September 17, 2009, the Corporation closed a private placement financing consisting of 32,775,000 common shares at a price of $4.40 per common share, including the exercise of an over-allotment option of

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

4,275,000 common shares, for aggregate gross proceeds of $144,210,000. As consideration, the underwriters received a cash commission of 4.0% ($5,768,000) of the total gross proceeds. Total share issue costs were $6,155,000.

(iii)	On March 27, 2008, the Corporation closed a public offering consisting of 23,000,000 common shares at a price of $7.80 per common share for gross proceeds of $179,400,000. As consideration, the underwriters received a cash commission of 4.5% ($8,073,000) of the total gross proceeds. Total share issue costs were $8,673,000.
(iv)	On June 27, 2008, the Corporation acquired all of the outstanding common shares of Quinto in exchange for common shares of the Corporation at an exchange ratio of five common shares of Quinto for one common share of the Corporation. The Corporation issued 14,291,789 common shares valued at $8.66 for a value of $123,767,000.

17.	WARRANTS

The following are the warrant transactions during the years ended December 31, 2010 and 2009:

	Number of warrants	Value	Weighted average exercise price
Balance, December 31, 2007	—	$—	$—
On acquisition of Quinto Mining Corporation(iv)	2,987,000	14,842	3.88
Exercised	(86,500)	(430)	3.75
Expired	(1,541,150)	(7,661)	3.75

Balance, December 31, 2008	1,359,350	$6,751	$4.04
Issued(i)	5,250,000	9,372	3.75
Issued(ii)	3,088,343	5,437	4.05
Exercised	(414,550)	(2,472)	2.80

Balance, December 31, 2009	9,283,143	$19,088	$3.93
Issued(iii)	750,000	2,912	6.75
Exercised	(4,594,024)	(10,395)	4.03

Balance, December 31, 2010	5,439,119	$11,605	$4.24

(i)	On June 4, 2009, the Corporation entered into a final term sheet providing for a US$50 million stand-by secured note facility. At the signing of this facility, the Corporation issued 3,500,000 warrants to the lenders with an exercise price of $3.75 and an expiry date that is three years from the date of issue. On July 27, 2009, the term sheet was amended to increase the stand-by secured note facility by US$25 million to US$ 75 million. At the signing of this amendment, the Corporation issued 1,750,000 common share warrants to the lenders at the same exercise price of $3.75 and an expiry date that is three years from the date of issue. The facility was available until December 31, 2009, but was not drawn as other financing alternatives having more favourable conditions were under negotiation at that time. These warrants were valued at $9,372,000 using the Black-Scholes option pricing model. This amount was initially capitalized as deferred financing cost, and as the facility was not used, the amount was then written-off in the consolidated statement of operations in 2009.
(ii)

On July 20, 2009, the Corporation closed a definitive subscription agreement with WISCO. A portion of the expenses related to the search for financing and the negotiation with WISCO was paid by issuing warrants.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

As a result, 3,088,343 warrants were issued with an exercise price of $4.05 and an expiry date that is two years from the date of issue. These warrants were valued at $5,437,000 using the Black-Scholes option pricing model and were expensed under General and administrative expenses on the consolidated statement of operations.

(iii)	In January 2010, the Corporation entered into a financing agreement to issue senior secured bonds (Note 12). In consideration of this capital commitment, 750,000 warrants were issued with an exercise price of $6.75 and an expiry date that is three years from the date of issue. These warrants were valued at $2,912,000 using the Black-Scholes option pricing model. The value of the warrants has been accounted for as a reduction in long-term debt and is being amortized on the life of the senior secured bonds using the effective interest rate method.

(iv)	On June 27, 2008, the date the acquisition of Quinto was completed, 14,932,000 common share purchase warrants of Quinto were outstanding, excluding the 2,500,000 common share purchase warrants held by the Corporation. Upon exercising Quinto warrants, the holders of the warrants will receive Consolidated Thompson shares and cash on same basis as the exchange of Quinto shares for Consolidated Thompson shares. These warrants were valued at $14,842,000 using the Black-Scholes option pricing model and have been included as part of the acquisition cost of Quinto, as outlined in Note 4.

As of December 31, 2010, the following warrants were outstanding and exercisable:

Exercise prices	Number of warrants	Weighted average remaining contractual life (in years)
$3.75	3,250,000	1.5
$4.05	1,439,119	0.6
$6.75	750,000	2.1

$4.24	5,439,119	1.3

18.	STOCK-BASED COMPENSATION

Stock Option Plan

The Corporation has a stock option plan established with the intent of advancing the interests of the Corporation by encouraging and enabling the acquisition of an equity interest by directors, officers, key employees and consultants. The aggregate maximum number of common shares that could be issued under the stock option plan is 23,059,066. The options are non-assignable and may be granted for a term not exceeding ten years. The exercise price of the options is fixed by the board of directors of the Corporation and such exercise price shall not be lower than the closing market price on the day preceding the date of the grant, subject to all applicable regulatory requirements. The stock option plan contains vesting acceleration provisions in the event of a change of control of the Corporation.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

The following are the stock option transactions during the years ended December 31, 2010 and 2009:

	Number of options	Weighted average exercise price
Balance, December 31, 2008	9,915,000	$5.70
Issued	10,310,000	3.52
Exercised	(1,040,000)	2.89
Forfeited	(725,000)	3.80

Balance, December 31, 2009	18,460,000	$4.72
Issued	3,185,675	9.12
Exercised	(6,587,834)	4.41
Forfeited	(105,000)	5.27

Balance, December 31, 2010	14,952,841	$5.80

Following Quinto’s acquisition by the Corporation in 2008, all of the outstanding stock options of Quinto were exchanged for stock options of the Corporation at an exchange ratio of five stock options of Quinto for one stock option of the Corporation. The options were valued at $5,277,000 using the Black-Scholes option pricing model and have been included as part of the acquisition cost of Quinto, as outlined in Note 4.

As of December 31, 2010, the following stock options were outstanding and exercisable:

	Options outstanding			Options exercisable
Range of exercise prices	Number of options	Weighted average exercise price	Weighted average remaining contractual life – years	Number of options	Weighted average exercise price
$0.87	100,000	$0.87	0.1	100,000	$0.87
$2.60—$3.80	5,207,833	$3.15	3.0	4,232,833	$3.00
$4.37—$6.00	4,496,666	$5.65	2.6	3,821,667	$5.71
$6.65—$9.23	3,966,367	$7.71	3.3	2,494,467	$7.89
$11.48—$12.46	1,181,975	$12.02	5.0	141,667	$11.70

	14,952,841	$5.80	3.1	10,790,633	$5.18

During the year ended December 31, 2010, 3,185,675 stock options (10,310,000 in 2009 and 4,675,000 in 2008) were granted to directors, officers, employees and consultants of the Corporation. The options issued in December 2010 vest in December 2013, and options issued during the year, prior to December, either vest immediately, subject to a four-month hold period, or vest on December 31, 2012, or vest in three equal instalments over a period of two years, with the first instalment vesting on the date of grant and the second and third instalments vesting on the first and second anniversary of the date of grant, respectively. The options issued during the last two quarters of 2009 vest in three equal instalments over a period of two years, with the first instalment vesting on the date of grant and the second and third instalments vesting on the first and second anniversary of the date of grant, respectively. The options issued before July 1, 2009 vested immediately, subject to a four-month hold period.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

The fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	Year ended December 31,
	2010	2009	2008
Expected dividend yield	0%	0%	0%
Expected volatility	79%	86%	76%
Risk-free interest rate	1.41%	1.23%	2.84%
Expected life	2.8 years	2.5 years	3 years
Weighted average grant date fair value	$4.54	$1.76	$3.41

An expense of $9,020,000 ($12,223,000 in 2009 and 15,924,000 in 2008) for the option issued was recorded under stock-based compensation in the consolidated statement of operations, with a corresponding increase in contributed surplus.

Performance Share Units (“PSUs”)

In June 2010, the Corporation established a Performance Share Unit Plan (the “PSU Plan”) with the intent of advancing the interests of the Corporation in allowing certain designated executives and officers to participate in the long term success of the Corporation and to promote a greater alignment of their interests with the interests of the Corporation’s shareholders. The PSU Plan is non-dilutive and awards under the plan will be settled in cash on the vesting date based on the percentage of achievement (not exceeding 200%) of the performance objective set by the Board at the time of the grant, and the value of the common shares of the Corporation on the vesting date. In 2010, a total of 521,100 PSUs were issued under the PSU Plan. A tranche of 304,700 PSUs will vest in December 2012 and a second tranche of 216,400 PSUs will vest in December 2013. In both cases, the vesting will be subject to the achievement of the performance objectives determined by the Board. The PSU Plan contains vesting acceleration provisions in the event of a change of control of the Corporation.

At the end of each reporting period, the progress towards the achievement of the established objectives is considered to estimate the liability to be recorded. An expense of $941,000 (nil in 2009 and 2008) was recorded with a corresponding liability as of December 31, 2010 in relation to the outstanding PSUs.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

19.	INCOME TAXES

The information in this note includes the income tax assets and liabilities of the Corporation and its corporate wholly-owned subsidiaries, and its proportionate share of the future tax assets and liabilities derived from the temporary differences of Bloom Lake LP.

a)	Provision for income and mining taxes

Major items causing the Corporation’s income tax rate to differ from the Canadian combined federal and provincial statutory rate of approximately 29.9% (30.9% in 2009) are as follows:

	Year ended December 31,
	2010	2009	2008
Income (loss) before mining and income taxes	$37,598	$(64,243)	$(12,762)
Tax expense (recovery) at combined statutory rates	11,329	(19,851)	(3,969)
Adjustments to income (loss) resulting from:
Stock-based compensation	2,978	3,777	4,960
Provincial mining duty taxes	6,864	—	—
Non controlling interest	(4,104)	—	—
Other permanent differences and other	(3,412)	3,865	52
Change in valuation allowance	(22,656)	11,934	(1,043)

Mining and income tax recovery	$(9,001)	$(275)	$—

The provision for mining and income taxes (recovery) is made up of the following components:

	Year ended December 31,
	2010	2009	2008
Current
Federal and provincial income taxes	$—	$—	$—
Provincial mining tax recovery	(80)	(50)	734

	(80)	(50)	734
Future
Federal and provincial income tax recovery	(15,865)	(275)	—
Provincial mining taxes	6,944	50	(734)

	(8,921)	(225)	(734)

Mining and income tax recovery	$(9,001)	$(275)	$—

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

b)	Future income and mining tax balances

The tax effect of temporary differences that give rise to future income and mining tax assets and liabilities in Canada approximates the following:

	December 31,
	2010	2009
Future income tax assets (liabilities)
Mining assets	$69	$(870)
Mineral exploration and development properties	2,790	4,290
Share issue costs and financing fees	3,417	5,248
Non-capital losses carry forwards	36,639	18,924
Other	692	571
Valuation allowance(i)	(5,507)	(28,163)

Net future income tax assets	$38,100	$—
Mining assets	$(28,551)	$—
Mineral exploration and development properties	(51,217)	(51,566)
Other	(888)	—

Future income and mining tax liabilities	$(42,556)	$(51,566)

The current and long term future tax assets and liabilities are as follows:

	December 31,
	2010	2009
Future tax assets
Short term	$—	$—
Long term	18,799	—
Future tax liabilities
Short term	—	—
Long term	(61,355)	(51,566)

Mining and income tax recovery	$(42,556)	$(51,566)

(i)	Following the commencement of the operations at the Bloom Lake mine in 2010 and based on the profits generated since then and the future profitability expectations of the Corporation, the valuation allowance was reversed in 2010 (except for the valuation allowance related to Quinto) and a future tax asset was recognized as it is more likely than not that it will be realized due to the Corporation’s expected future profitability.

On the date of acquisition, June 27, 2008, Quinto had net future tax assets of $5,760,000, which were entirely offset by a valuation allowance

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

c)	Other

The Corporation has respectively approximately $136,341,000 and $136,037,000 ($57,617,000 and $57,400,000 at December 31, 2009) of federal and provincial non-capital loss carry forwards for income tax purposes. These losses are available to reduce future years’ taxable income and expire as follows:

Expiration dates	Federal	Province of Québec
2012	$402	$388
2013	356	422
2014	24	37
2024	695	582
2025	3,279	3,181
2026	6,536	6,468
2027	4,128	4,128
2028	11,083	11,082
2029	30,954	30,870
2030	78,884	78,879

	$136,341	$136,037

The Corporation has respectively approximately $41,907,000 and $52,010,000 ($41,945,000 and $52,048,000 at December 31, 2009) of federal and provincial Canadian development and exploration expenditures (“CDEE”), which, under certain circumstances, may be utilized to reduce the taxable income of future years.

These above non-capital losses carry forwards and CDEE may translate into future tax assets amounting to $36,639,000 and $2,790,000 respectively. These amounts have been recognized on the balance sheet, except for a portion of $5,507,000 related to Quinto Mining Corporation that is not more likely than not to be realized.

20.	EARNINGS PER SHARE

Earnings per share (“EPS”) has been calculated using the weighted average number of shares outstanding during the year. Diluted EPS is calculated based on the treasury stock method and the “if-converted” method.

	December 31
	2010	2009	2008
Basic weighted average shares outstanding	232,785,000	170,781,000	106,615,000

Weighted average shares dilution adjustments:(a)
Dilutive stock options	9,790,000	—	—
Dilutive warrants	3,854,000	—	—
Dilutive convertible debentures	1,364,000	—	—

Diluted weighted average shares outstanding	247,793,000	170,781,000	106,615,000

Shares dilution adjustments—exclusions:
Stock options(b)	1,204,475	—	—

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

(a)	Dilutive stock options and warrants were determined by using the Corporation’s average share price for the year. For the year ended December 31, 2010, the average share price was $9.11.
(b)	These stock options were excluded, as they were anti-dilutive for the year ended December 31, 2010, having an exercise price higher than the average share price for the year.

21.	CAPITAL DISCLOSURES

The Corporation’s objective in managing capital is to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions, while at the same time taking a conservative approach towards financial leverage and management of financial risks.

The Corporation’s current capital is composed of cash and cash equivalents, long-term debt, convertible debentures and shareholders’ equity. Prior to 2010, the Corporation’s primary use of capital was to finance the development, setting in production and continued exploration of its Bloom Lake property. The Corporation has funded construction of the Bloom Lake mine and mill and the related port and rail infrastructures with the issuance of common shares through private placements, public financings and a partnership agreement with WISCO, and more recently with long-term debt.

As the Corporation began producing iron ore concentrate in 2010 at its Bloom Lake mine and recorded its initial sales in the second quarter of 2010, it has been generating positive cash flow from operations. The Corporation’s primary use of capital has evolved to focus on the expansion of its Bloom Lake operations to a targeted production rate of 16.0 million tonnes per year of iron ore concentrate, the continued exploration of its Bloom Lake and the Lamêlée-Peppler properties, and the undertaking of selective business acquisitions.

The Corporation sets the amount of capital in relation to its on-going and potential projects and/or acquisitions as well as in proportion to risks. The Corporation manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Corporation may return capital to shareholders, issue new shares, issue debt or sell assets to raise capital or reduce debt.

The Corporation does not currently pay dividends. With the Bloom Lake mine now in operation and generating positive cash flows, the Corporation will periodically evaluate the merits of introducing a dividend, taking into account the projected use of capital described above.

The Corporation is not subject to any capital requirements imposed by a regulator.

22.	FINANCIAL INSTRUMENTS

a)	Carrying values and fair values

The fair value is the amount at which a financial instrument could be exchanged between willing parties, based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are made at the balance sheet date, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties in significant matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

The fair values of financial assets and liabilities, together with the carrying amounts included in the balance sheet, are as follows:

	December 31, 2010		December 31, 2009
	Carrying amount	Fair Value	Carrying amount	Fair Value
Financial assets
Held-for-trading:
Cash and cash equivalents	$234,148	$234,148	$184,924	$184,924
Restricted cash equivalents	$—	$—	$10,385	$10,385
Long-term investments, warrants	$1,058	$1,058	$—	$—
Loans and receivables:
Amounts receivable	$71,284	$71,284	$212	$212
Available-for-sale
Long-term investments, other than warrants	$2,958	$2,958	$3,977	$3,977
Financial liabilities
Other liabilities:
Accounts payable and accrued liabilities	$110,313	$110,313	$61,020	$61,020
Convertible debentures	$167,041	$263,072	$—	$—
Long-term debt (including current portion)	$239,734	$248,354	$37,257	$37,257

The Corporation has determined that the fair value of cash and cash equivalents, amounts receivable and accounts payable and accrued liabilities approximate their respective carrying value at the balance sheet dates due to the relatively short periods to maturity of those instruments. The fair value of the long-term investments and the convertible debentures is determined using the closing quoted price on a recognized securities exchange at the balance sheet dates. The fair value of the long-term debt is evaluated based on market rates prevailing at the balance sheet date for similar financial instruments.

As of December 31, 2010, the different levels of valuation method are defined as follows:

Level 1:	Quoted prices (unadjusted) in active markets for identical assets or liabilities
Level 2:	Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices)
Level 3:	Inputs for the asset or liability that are not based on observable market data.

The fair value of cash and long-term investments was measured using Level 1 inputs. Cash equivalents were measured using Level 2 inputs.

b)	Financial income and expenses

The following components of income and expense relating to financial instruments are included in the consolidated statement of operations and comprehensive income:

i)	Interest income

Interest income on held-for-trading financial assets consists of interest earned from cash and cash equivalents and totalled $514,000 for the year ended December 31, 2010 ($2,196,000 in 2009 and $8,742,000 in 2008).

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

ii)	Foreign exchange gain (loss)

Foreign exchange gains (loss) are related to financial assets and liabilities and arise mainly from cash and cash equivalents, restricted cash equivalents and long-term debt and convertible debentures denominated in United States (“U.S.”) dollars as well as from accounts receivables and accounts payable and accrued liabilities denominated in U.S. dollars and in EURO.

c)	Financial risk management

This section provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including credit risk, liquidity risk, foreign currency risk, interest rate risk and commodity price risk and how the Corporation manages those risks.

i)	Credit risk

Credit risk is the risk of an unexpected loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Corporation’s cash and cash equivalents as well as from amounts receivable and long-term advances. The Corporation manages its credit risk relating to cash and cash equivalents by dealing only with highly-rated Canadian financial institutions. For amounts receivable composed of sales tax receivable, government credits receivable as well as other amounts to be reimbursed by the Canadian federal and provincial governments, the credit risk is considered insignificant. For amounts receivable related to the sale of iron ore concentrate, the Corporation manages its credit risk by requiring letters of credit issued by creditworthy financial institutions covering the full value of each shipment of iron ore concentrate and received prior to such shipment. The contractual agreement with the three customers of the Corporation provides for this requirement. With regards to the long-term advances, a credit assessment was performed on the suppliers which assessed the risk to the Corporation as being minimal.

The carrying amount of financial assets, as disclosed in 21 a), represents the Corporation’s maximum credit exposure.

ii)	Liquidity risk

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk by continuously monitoring actual and projected cash flows, taking into account the capital requirements related to the construction and expansion of its Bloom Lake property and the exploration and development of its other properties. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on mergers, acquisitions or other major investments or divestitures. The Corporation also manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 21. Historically, the Corporation has financed its exploration programs and mining development activities through the issuances of common shares, long-term debt and convertible debentures.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

The following are the contractual maturities of the financial liabilities:

	Carrying amount	Contractual cash flows	1 - 3 years	4 - 5 years	After 5 years
Accounts payable and accrued liabilities	$110,313	$110,313	$110,313	$—	$—
Senior secured bond and unsecured term credit facility	146,340	149,190	—	49,730	99,460
Capital lease obligations(i)	93,394	152,951	58,795	19,841	74,315
Convertible debentures	167,041	228,758	—	—	228,758

	$517,088	$641,212	$169,108	$69,571	$402,533

(i)	For capital lease obligations, contractual cash flows represent capital lease payments, including capital and interest portion. Carrying value includes current portion.

On December 31, 2010, cash and cash equivalents amounted to $234.1 million. In addition, the Corporation may access an amount of $214.8 million available under its revolving senior secured credit facility (see Note 12).

iii)	Foreign currency risk

The majority of the Corporation’s pre-production cash flows and financial assets and liabilities were denominated in Canadian dollars, which is the Corporation’s functional and reporting currency as of December 31, 2010.

The sale of iron ore concentrate, which started in the second quarter of 2010, is denominated in U.S. dollars and, as a result, fluctuations in the U.S. dollar exchange rate relative to the Canadian dollar could create volatility in the Corporation’s cash flows and the reported amounts for sales in its consolidated statement of operations and comprehensive income, both on a period-to-period basis and compared with operating budgets and forecasts. The Corporation is not currently hedging this foreign exchange exposure with derivative instruments. However, the Corporation is partly managing that risk by having its long-term debt and convertible debentures denominated in U.S. dollars.

Additional earnings volatility arises from the translation of monetary assets and liabilities denominated in currencies other than the Canadian dollar at the rates of exchange at each balance sheet date, the impact of which is reported as a foreign exchange gain and loss in the consolidated statement of operations.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

The following tables provide an indication of the Corporation’s significant foreign currency exposures as at December 31, 2010. The carrying value of financial assets and liabilities denominated in foreign currencies are as follows:

	December 31, 2010
Amounts in foreign currency	(U.S. dollars)	(EURO)
Cash and cash equivalents	$36,452	€—
Amounts receivable	77,899	—
Accounts payable and accrued liabilities	(12,829)	(693)
Long-term debt and convertible debentures(i)	(407,044)	—

Balance sheet exposure	$(305,522)	€(693)

(i)	Including current portion

During the years ended December 31, 2010 and 2009, the average and year-end exchange rates were as follows:

	2010		2009
	Average	Year-end	Average	Year-end
Unites States dollars (U.S. dollars)	$1.0303	$0.9946	$1.1420	$1.0466
European (EURO)	€1.3661	€1.3319	€1.5855	€1.5000

Based on the Corporation’s foreign currency exposures noted above as at December 31, 2010, varying the above foreign exchange rates to reflect a 5 percent strengthening of the Canadian dollar would have increased the income before tax by $15.2 million assuming that all other variables remained constant. An assumed 5 percent weakening of the Canadian dollar would have had an equal but opposite effect on the income (loss) before mining and income taxes.

iv)	Interest rate risk

The Corporation is exposed to interest rate risks through its financial assets and obligations bearing variable interest rates. The interest rates on its revolving senior secured credit facility bear interest at floating rates, but no amount was drawn under the facility as of December 31, 2010. Cash equivalents were invested at interest rates in effect at the time of investment. However, as these investments come to maturity within a short period of time, interest income of the Corporation will be subject to interest rate fluctuation.

Except for the revolving senior secured credit facility, the long-term debt and convertible debentures bear fixed interest rates. The Corporation is exposed to fluctuations in long-term interest rates relative to the refinancing of its debt obligations upon their maturity. The interest rate on new long-term debt issuances will be based on the prevailing rates at the time of the refinancing, and will also depend on the features of the new debt issued. The Corporation does not currently use derivative financial instruments to manage fixed and floating interest rates.

v)	Commodity price risk

The future profitability of the Corporation is directly related to the market price of iron ore, and to a lesser extent, the cost for energy such as electricity and fuel. As the sales of iron ore began in the second

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

quarter of 2010, fluctuations in the iron ore price and energy cost could create volatility in the Corporation’s future cash flows and the future reported amounts for sales and cost of goods sold in its consolidated statement of operations, both on a period-to-period basis and compared with operating budgets and forecasts. The Corporation does not currently use derivative financial instruments to manage commodity exposure.

23.	RELATED PARTY TRANSACTIONS

In February 2009, when the Corporation acquired common shares of Largo, the Corporation and Largo had two directors and one officer in common at the time of the transaction. In August, 2009, one of the directors, and the officer that both companies had in common, resigned from the Corporation. The second director is no longer a director of Largo.

The Corporation was party to an agreement that expired in January 2010 for the use of a corporate aircraft that is owned by one of the directors who resigned in August 2009. The Corporation has paid $0.1million in 2010 ($1.4 million in 2009 and $0.5 million in 2008) for the use of this aircraft, mainly to travel between the Bloom Lake property to the Corporation’s offices in Toronto and Montréal during the construction.

A director and officer of the Corporation is special advisor of Energizer Resource Inc. and owns 750,000 common shares, 375,000 warrants and 400,000 options to purchase common shares of Energizer Resource Inc. Two other directors of the Corporation own 31,000 shares in total of Energizer Resource Inc.

In 2010, sales of iron ore concentrate to WISCO, a major shareholder of the Corporation and a 25% partner in the Bloom Lake LP partnership, amounted to $242.5 million. As at December 31, 2010, amounts receivable from sales to WISCO were $45.5 million.

All of the above transactions are measured at the exchange amount established and agreed to by the related parties.

24.	COMMITMENTS AND CONTINGENCIES

(a)	The Corporation has negotiated contracts with suppliers in relation to capital expenditures for the Bloom Lake mine. As at December 31, 2010, there was purchase orders and contracts outstanding totaling $54.1 million due within one year.

(b)	The Corporation entered into various long term agreements related to transportation and logistics for the operations of its mine, and agreements with the local communities, as described under (c) to (i) below. Minimum commitments under these agreements totals $3.0 billion, which are due as follows:

December 31,	Amount
2011	$94,771
2012	105,146
2013	98,126
2014	97,496
2015	89,204
Thereafter	2,519,471

$3,004,214

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

(c)	In August 2008, the Corporation signed a rail transportation agreement with QNS&L for the mine life. The agreement provides that iron ore concentrate from the Corporation’s Bloom Lake property will be carried on the QNS&L railway from the Wabush Lake Junction in Labrador City, Newfoundland and Labrador to the Arnaud Junction in Sept-Iles, Quebec, a distance of approximately 500 km. The Corporation advanced $51,500,000 pursuant to the terms of the agreement. Under the agreement, the Corporation is required to pay minimum monthly fees of $4,992,230 starting in January 2010 even if the minimum monthly shipments of concentrate are not met. Since January 1, 2010, the Corporation deducted on its monthly invoices an amount of $2,146,000 from the $51.5 million advance, and will continue to do so until December 2011 (24 months period).

(d)	In February 2010, the Corporation signed a rail transportation services agreement with Arnaud Railway Company (ARC), a subsidiary of Wabush Mines, effective until December 31, 2019 with an automatic extension until December 31, 2024 unless one of the contractual parties has given a written notice before December 31, 2018. The agreement provides that iron ore concentrate form the Corporation’s Bloom Lake property will be carried on the ARC railway from the Arnaud Junction in Sept-Iles, Quebec to the Corporation’s port facilities at Pointe-Noire in Sept-Iles, Quebec, a distance of approximately 34 kilometres. Under the agreement, the Corporation is committed to pay for a minimum annual fee of $22,042,400 in 2011 and $18,624,500 annually for the following years until the termination of the agreement.

(e)	In February 2010, the Corporation signed a railroad operation and maintenance services agreement with Western Labrador Rail Services Inc.(“WLR”), a subsidiary of Genesee & Wyoming, effective until February 2015 with an automatic extension until February 2020 unless one of the contractual parties has given a written notice. The agreement provides that WLR supply the crew to ensure the hauling of the Corporation railcars on the Corporation’s railroad between the mine site and Wabush Junction in the province of Labrador and Newfoundland to interchange with QNS&L’s railroad network, a distance of approximately 31 kilometres and to perform maintenance work on the same railroad. Under the agreement, the Corporation is committed to pay for a minimum annual fixed fee of $7,400,000.

(f)	In February 2010, the Corporation signed a Time Charter Agreement with Canada Steamship Lines (“CSL”) a division of the CSL Group Inc. effective until May 2012. CSL provides a short-sea marine transportation and transshipment solution to load the Corporation’s iron ore concentrate produced at Bloom Lake in oceangoing dry bulk cargo vessels at a deepwater transshipment anchorage located at Pointe Noire, Quebec. Under the agreement, the Corporation is committed to pay for a minimum annual fixed fee of $18,980,000.

(g)	In April 2010, the Corporation signed a Terminal and Stevedoring services contract with Canada Logistec Stevedoring Inc. (“Logistec”) effective until May 2015. Logistec provides personnel to operate, maintain and supervise the various equipments located at the Corporation’s port facility at Pointe-Noire, in Sept-Iles, Quebec to unload the trains of the Corporation’s iron ore concentrate produced at Bloom Lake and load it in the transhipping vessel. Under the agreement, the Corporation is committed to pay a minimum annual fixed fee of $3,641,000.

(h)	In May 2008, the Corporation and the Uashaunnuat people, the Innu of the Uashat and Mani-Utenam communities located in or near Sept-Iles, Québec (the “Uashaunnuat”) entered into an Impact and

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

Benefits Agreement (“IBA”) with respect to carrying out the Bloom Lake Iron Mine Project (the “Project”). The IBA was unanimously approved by the Innu Takuaikan Uashat mak Mani-Utenam Band Council (“ITUM”) and was ratified through a membership consultation vote of the Uashaunnuat. The IBA provides for participation in the Project on the part of the Uashaunnuat in the form of training, jobs and contract opportunities, along with providing the Innu communities located in or near Sept-Iles, Québec with financial and socio-economic benefits over the life of the mine. The IBA also contains provisions which recognize and support the culture, traditions and values of the Uashaunnuat. In December 2010 the Corporation ratified with ITUM the Limited Partnership agreement for mine site work to be mutually agreed between the parties that guarantees annual financial benefits to the ITUM.

(i)	In December 2008, the Corporation signed a “Business Arrangement” with the Innu Nation of Labrador with respect to constructing and operating a railway in Western Labrador to transport iron ore concentrate from the Bloom Lake mine. It provided for participation in the construction of the rail project on the part of the Innu Nation of Labrador in the form of jobs and contract opportunities, along with providing financial and socio-economic benefits during the operation of the railway.

(j)	As at December 31, 2010, the Corporation had entered into irrevocable letters of credit in favour of suppliers and government agencies with respect to lease contracts, supply agreements and other obligations. The letters of credit amount to US$21,167,000 ($21,053,000) and $12,875,000 and will expire between 2011 and 2015. The beneficiary may draw on the letters of credit in the event of a default by the Corporation under the terms of the agreements. The letters of credit are issued under the Corporation’s revolving senior secured credit facility (Note 12).

(k)	The Corporation is party to certain management contracts with employees and directors. These contracts contain minimum contingent payments of approximately $19,961,000 upon the occurrence of a change of control. As the likelihood of a change of control is not determinable, the contingent payments have not been reflected in these financial statements.

(l)	The Corporation is committed to minimum amounts under long-term lease agreements for office space, which expire in 2014, and office equipment, which expire in 2012. Minimum commitments remaining under these leases were approximately $814,000 over the following years:

December 31,	Amount
2011	$217
2012	217
2013	217
2014	163

$814

(m)	The Corporation is a party to an exclusive distribution agreement with Worldlink for the sale of seven million tonnes of iron ore concentrate per year for seven years ending in 2017 of which four million tonnes are bought by WISCO. The Corporation is committed to pay a commission to Worldlink on these sales during the term of the agreement.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

The Corporation has an agreement to sell to WISCO a minimum of four million tonnes of iron ore concentrate per year for the life of the mine based on the annual production of eight million tonnes of concentrate produced. WISCO has an option to purchase up to 60% of the next eight million tonnes per year to be produced under the expansion plan underway.

The Corporation has an agreement to sell to SK Networks one million tonnes of iron ore concentrate per year for ten years, until 2020.

The selling price on all these agreements is determined monthly based on an average of the published daily spot prices in a recognized iron ore concentrate trade publication.

(n)	The Corporation has cash and exploration work commitments on the properties acquired in the acquisition of Quinto. With respect to the Peppler Lake/Lamêlée iron ore properties, the Corporation is required to make annual cash payments of $50,000.

(o)	The Corporation’s activities are subject to various laws and regulations regarding the environmental restoration and closure provisions for which the Corporation estimates future costs and record a liability for asset retirement obligations. The Corporation is subject to minimum financial guarantees to be given on an annual basis to the Ministere de Ressources Naturelles et de la Faune du Quebec (the “MRNF”) for a total amount of $17,495,000 between 2013 and 2023 as shown in the table below. The financial guarantee can take the form of cash payments made to the MRNF or letters of credit issued to the MRNF to secure its obligations.

December 31,	Amount
2013	$140
2014	437
2015	717
2016	1,015
2017	1,295
2018	1,592
2019	1,872
2020	2,169
2021	2,467
2022	2,747
2023	3,044

$17,495

25.	SUBSEQUENT EVENTS

Acquisition of all outstanding shares the Corporation by Cliffs Natural Resources Inc.

On January 11, 2011, the Corporation announced that it has entered into a definitive agreement (the “Arrangement Agreement”) pursuant to which Cliffs Natural Resources Inc. (“Cliffs”) will acquire all the outstanding common shares of the Corporation by way of a plan of arrangement (the “Arrangement”) for

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

C$17.25 per share in cash. The Corporation’s Board of Directors has unanimously determined to recommend that the Corporation shareholders vote in favour of the Arrangement. Concurrently with the announcement, WISCO and its related entities which hold approximately 19% of the outstanding common shares of the Corporation as well as directors, senior officers and other insiders have entered into support agreements pursuant to which they have all agreed to vote their common shares in favour of the Arrangement.

The Arrangement is subject to the approval of at least 66 2/3% of the votes cast at a special meeting of the Corporation shareholders and to certain customary conditions, including court approval, relevant regulatory approvals and the absence of any material adverse change with respect to the Corporation. The Arrangement provides for, among other things, customary board support and non-solicitation covenants (subject to customary “fiduciary out” provisions that entitle the Corporation to consider and accept a superior proposal), a four business day right to match in favour of Cliffs and the payment to Cliffs of a break-up fee equal to C$156.5 million if the Arrangement is not completed in certain specified circumstances.

On January 28, 2011, the Corporation obtained an interim order of the Superior Court of Quebec under the Canada Business Corporations Act to authorize the shareholder meeting process in connection with the Arrangement.

On February 25, 2011, the Arrangement has been approved by 97% of the votes cast at the special shareholder meeting. On February 28, 2011, the Canadian Competition Bureau issued a “no-action” letter, which constitutes clearance under the Competition Act pursuant to the terms of the Arrangement. The Corporation appeared in the Superior court of Quebec on March 1, 2011 and obtained the final order to proceed with the Arrangement.

The transaction is expected to close early in the second quarter of 2011, subject to the satisfaction or waiver of the other closing conditions.

Impact of the transaction on the capital of the Corporation

Pursuant to the Arrangement, upon the closing of the transaction, each outstanding warrant and option (vested and unvested) to purchase common shares of the Corporation will be acquired for cancellation by the Corporation in exchange for a cash payment equal to the product of (i) C$17.25 less the exercise price per common share of the relevant warrant or option, and (ii) the number of common shares underlying the relevant warrant or option.

Following the closing of the transaction, a change of control offer (the “Debenture Change of Control Offer”) will be made for the Corporation’s outstanding Unsecured convertible debentures (the “Debentures”) in accordance with their trust indenture dated November 29, 2010 (the “Debenture Indenture”). During the period beginning on the 10th trading day prior to the effective date of the Arrangement and ending at the close of business on the 30th day after the date on which the Debenture Change of Control Offer is made, Debenture holders will be entitled to convert their Debentures into common shares at a reduced conversion price in accordance with the Debenture Indenture based on a formula which is dependent on when the effective date occurs. It is anticipated that, following consummation of the Arrangement, in any case where the Debenture holders elect to convert their Debentures, the Corporation will elect to deliver cash consideration upon such conversion, as contemplated by the provisions of the Debenture Indenture. A conversion of 100 percent of the

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

aggregate principal amount of the Debentures at the reduced conversion price, which is derived from the premium conversion ratio would result in a cash payment of approximately $336 million. On March 9, 2011, the Corporation announced the commencement of a solicitation of consents (the “Consent Solicitation”) to amend the Debenture Indenture. The purpose of the Consent Solicitation is to obtain approval for proposed amendments to the Indenture (the “Proposed Amendments”). The Proposed Amendments, if they become effective, would permit the Corporation to redeem any outstanding Debentures for cash at the redemption price set out in the Consent Solicitation Statement, and on the other terms and conditions set out in the Consent Solicitation Statement, at any time after the expiration of a Cash Change of Control Conversion Period (as defined in the Debenture Indenture) relating to a Cash Change of Control (as defined in the Debenture Indenture) in which the consideration per common share of the Corporation consists entirely of cash. The Proposed Amendments require the consent of the holders of 66 2/3% of the principal amount of the outstanding Debentures (the “Requisite Consents”). If the Proposed Amendments become effective, it is expected that promptly after the consummation of the acquisition of the Corporation by Cliffs pursuant to the Arrangement and the expiration of the Cash Change of Control Conversion Period relating thereto, the Corporation will redeem any Debentures that then remain outstanding. Those holders of Debentures who validly deliver a consent to the Proposed Amendments, where such consent is accepted, may be eligible to receive a consent fee as set out in the Consent Solicitation Statement, subject to the satisfaction or waiver of various conditions as described in the Consent Solicitation Statement.

Following the closing of the transaction, a change of control offer will be made for the Corporation’s outstanding Senior secured bonds (the “Bonds”) in accordance with their trust indenture dated January 29, 2010 (the “Bond Indenture”) at a price of 101% of the full principal amount thereof together with all accrued and unpaid interest thereon. The Corporation is entitled to defease the Bonds. Pursuant to the Arrangement Agreement, the Corporation has committed to take all steps necessary to facilitate a defeasance that would be funded by Cliffs, or such other steps requested by Cliffs to facilitate the closing of the Arrangement on a basis on which defeasance is not undertaken.

The revolving senior secured credit facility will be cancelled upon the closing of the transaction and commitments there under will be terminated without penalty.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

26.	EFFECT OF APPLYING UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The 2010 and 2009 consolidated financial statements of the Corporation have been prepared in accordance with Canadian generally accepted accounting principles (“CDN GAAP”), which in some respects differ from United States generally accepted accounting principles (“US GAAP”). The effects of these differences on the Corporation’s net income, other comprehensive income and shareholders’ equity for the years ended December 31, 2010 and 2009 are provided in the following CDN GAAP to US GAAP reconciliation which should be read in conjunction with the Corporation’s consolidated financial statements prepared in accordance with CDN GAAP:

		As of and Year Ended December 31,
		2010	2009
Net income (loss) per Canadian GAAP		$31,025	$(60,500)
Adjustments:
Non-controlling interest in consolidated limited partnership	Note a)	15,574	(3,468)
Exploration and development costs related to mining properties	Note b)	(772)	(996)
Difference in accounting related to stripping costs	Note c)	(4,006)	—
Interest expense being capitalized	Note d)	3,394	—
Difference in accounting related to convertible debt instruments	Note e)	(33,500)	—
Change in depreciation and depletion	Note f)	(23)	—
Reversal of valuation allowance for share issuance costs	Note g)	(9,651)	—
Income tax impact of adjustments	Note h)	2,429	—

Net income (loss) per US GAAP		$4,470	$(64,964)

Net income (loss) attributable to:
Shareholders of Consolidated Thompson ("CT")		$(10,097)	$(61,496)
Non-controlling interest in consolidated limited partnership		$14,567	$(3,468)

Net income (loss) attributable to CT shareholders per US GAAP		$(10,097)	$(61,496)
Other comprehensive income per US GAAP		168	2,533

Comprehensive income (loss) attributable to CT shareholders per US GAAP		$(9,929)	$(58,963)

Earnings (loss) per share attributable to CT shareholders per US GAAP
Basic		$(0.04)	$(0.36)
Diluted		$(0.04)	$(0.36)

Shareholders' equity reported under Canadian GAAP		$1,002,503	$858,536
Adjustments:
Non-controlling interest in consolidated limited partnership	Note a)	160,337	112,663
Opening adjustment to shareholders' equity	Note i)	(3,707)	(2,711)
Exploration and development costs related to mining properties	Note b)	(772)	(996)
Difference in accounting related to stripping costs	Note c)	(4,006)	—
Interest expense being capitalized	Note d)	3,394	—
Difference in accounting related to convertible debt instruments	Note e)	(86,763)	—
Change in depreciation and depletion	Note f)	(23)	—
Reversal of valuation allowance for share issuance costs	Note g)	—	—
Income tax impact of adjustments	Note h)	2,429	—

Shareholders' equity reported under US GAAP		$1,073,392	$967,492

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

Note a) Non-controlling interest presentation

Under US GAAP, non-controlling interest is presented below net income (loss) on the face of the statement of operations with a sub-total below for net income (loss) attributable to the company. Under Canadian GAAP, this amount is included in net income (loss). Similarly, non-controlling interest is included as a component of shareholders’ equity under US GAAP but presented outside of shareholders’ equity under Canadian GAAP. Accordingly, we have made these presentation changes in the reconciliations above.

Note b) Exploration and development costs

Under United States Securities and Exchange Commission (“SEC”) guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, must be charged to earnings as incurred. The Company’s Canadian GAAP policy is to capitalize these pre-feasibility costs.

Note c) Stripping costs

Under US GAAP, the stripping costs incurred to expand a pit already in production should be expensed as incurred and not capitalized. The Company’s Canadian GAAP policy is to capitalize these costs.

Note d) Capitalized interest

Under US GAAP, the amount of interest capitalized for qualifying assets should be that portion of the interest cost incurred during the acquisition periods that theoretically could have been avoided if expenditures for the assets had not been made. Under Canadian GAAP the Corporation’s policy is to not capitalize interest cost for qualifying assets.

Note e) Convertible debt instruments

Under US GAAP, debt instruments with equity-linked embedded derivative features generally do not require bifurcation unless certain exceptions exist in the contractual terms. One such exception is when the strike price in the conversion feature is denominated in a currency other than the issuer’s functional currency. The convertible debentures issued by the Corporation on November 29, 2010 have such a conversion feature and thus are required to be separated under US GAAP from the host contract and fair valued as a freestanding derivative that is marked-to-market through the statement of operations. Accordingly, the conversion feature was removed from shareholders’ equity ($53.3 million) for the purposes of the reconciliation to US GAAP. The US GAAP value assigned to the conversion feature would be fair valued using a binomial option pricing method and classified as a derivative liability.

Canadian GAAP requires the conversion feature of the debt instrument to be separated from the debt portion and classified in shareholders’ equity. The adjustment in net income is a combination of the mark-to-market effect ($29.2 million), the write-off of debt issuance costs allocated to the derivative liability ($3.4 million), and changes in calculated interest expense and foreign exchange gain or loss ($0.9 million).

Note f) Affect on depreciation and depletion

The depreciation and depletion calculated under US GAAP is different than the amount calculated under Canadian GAAP based on the changes in Notes b) and c) above.

-- The accompanying notes are an integral part of the consolidated financial statements --

CONSOLIDATED THOMPSON IRON MINES LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Tabular amount expressed in thousands of Canadian dollars, except per share amounts)

For the years ended December 31, 2010 and 2009

Note g) Reversal of valuation allowance for share issuance costs

The income tax recovery on the consolidated statement of operations as calculated under Canadian GAAP has been reduced by $9.7 million because of the requirements under US GAAP to trace forward any changes in valuation allowance initially recorded in shareholders’ equity, such as those recorded against the tax benefits of share issue costs. This adjustment has no net effect on the ending balance of shareholders’ equity because the adjustments are between net income and common shares.

Note h) Income taxes impact of adjustments

The changes noted above are income tax affected based on the currently enacted tax rate for the Corporation.

Note i) Opening adjustment to retained earnings

The reconciliation requirements are for two years only however, in order to properly present the shareholders’ equity reported under US GAAP, adjustments to opening retained earnings must be made. The adjustments made are the same as described in Notes b) and c) above.

The consolidated statement of cash flows for the years ended December 31, 2010 and 2009 were prepared in accordance with Canadian generally accepted accounting principles. There are no material differences in the presentation of the operating, investing or financing activities under US generally accepted accounting principles.

27.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

-- The accompanying notes are an integral part of the consolidated financial statements --

PROSPECTUS

Cliffs Natural Resources Inc.

Debt Securities

We may offer and sell from time to time our debt securities. We may sell these debt securities in one or more offerings at prices and on other terms to be determined at the time of offering.

We will provide the specific terms of the debt securities to be offered in one or more supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in our debt securities. This prospectus may not be used to offer and sell our debt securities unless accompanied by a prospectus supplement describing the method and terms of the offering of those offered debt securities.

We may offer our debt securities through agents, underwriters or dealers or directly to investors. Each prospectus supplement will provide the amount, price and terms of the plan of distribution relating to the debt securities to be sold pursuant to such prospectus supplement. We will set forth the names of any underwriters or agents in the accompanying prospectus supplement, as well as the net proceeds we expect to receive from such sale.

Investing in any of our debt securities involves risk. Please read carefully the section entitled “Risk Factors” on page 4 of this prospectus and the information included and incorporated by reference in this prospectus.

Our common shares are listed on the New York Stock Exchange and the Professional Segment of NYSE Euronext Paris under the symbol “CLF.” If we decide to seek a listing of any debt securities offered by this prospectus, we will disclose the exchange or market on which the debt securities will be listed, if any, or where we have made an application for listing, if any, in one or more supplements to this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is March 10, 2010

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf registration process, we may from time to time sell the debt securities described in this prospectus in one or more offerings at prices and on other terms to be determined at the time of offering.

This prospectus provides you with a general description of the debt securities we may offer. Each time we sell debt securities, we will provide a prospectus supplement that will contain more specific information about the terms of that offering. For a more complete understanding of the offering of the debt securities, you should refer to the registration statement, including its exhibits. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information under the heading “Where You Can Find More Information” and “Information We Incorporate By Reference.”

You should rely only on the information contained or incorporated by reference in this prospectus and in any prospectus supplement or in any free writing prospectus that we may provide to you. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus, any prospectus supplement or any document incorporated by reference is accurate as of any date other than the date mentioned on the cover page of these documents. We are not making offers to sell the debt securities in any jurisdiction in which an offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make an offer or solicitation.

References in this prospectus to the terms “we,” “us,” “our” or “Cliffs” or other similar terms mean Cliffs Natural Resources Inc. and its consolidated subsidiaries, unless we state otherwise or the context indicates otherwise.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational reporting requirements of the Securities Exchange Act of 1934. We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available over the Internet at the SEC’s website at www.sec.gov. You may read and copy any reports, statements and other information filed by us at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the Public Reference Room. You may also inspect our SEC reports and other information at the New York Stock Exchange, 20 Broad Street, New York, New York 10005 or at our website at http://www.cliffsnaturalresources.com. We do not intend for information contained on our website to be part of this prospectus, other than documents that we file with the SEC that are incorporated by reference in this prospectus.

INFORMATION WE INCORPORATE BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus the information in documents we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Any statement contained in any document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in or omitted from this prospectus or any accompanying prospectus supplement, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of the offering of securities described in this prospectus:

•	our Annual Report on Form 10-K for the year ended December 31, 2009;

•	our Current Reports on Form 8-K, as filed with the SEC on January 13, 2010, January 25, 2010, February 3, 2010 and March 10, 2010; and

•	our Definitive Proxy Statement on Schedule 14A, as filed with the SEC on March 23, 2009.

We will not, however, incorporate by reference in this prospectus any documents or portions thereof that are not deemed “filed” with the SEC, including any information furnished pursuant to Item 2.02 or Item 7.01 of our Current Reports on Form 8-K unless, and except to the extent, specified in such Current Reports.

We will provide you with a copy of any of these filings (other than an exhibit to these filings, unless the exhibit is specifically incorporated by reference into the filing requested) at no cost, if you submit a request to us by writing or telephoning us at the following address and telephone number:

Cliffs Natural Resources Inc.

Investor Relations

200 Public Square

Suite 3300

Cleveland, Ohio 44114

(216) 694-5700

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the documents incorporated by reference, contains, and any prospectus supplement may contain, statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by the use of predictive, future-tense or forward-looking terminology, such as “believes,” “anticipates,” “expects,” “estimates,” “intends,” “may,” “will” or similar terms. These statements speak only as of the date of this prospectus or the date of the document incorporated by reference, as applicable, and we undertake no ongoing obligation, other than that imposed by law, to update these statements. These statements appear in a number of places in this prospectus, including the documents incorporated by reference, and relate to, among other things, our intent, belief or current expectations of our directors or our officers with respect to: our future financial condition, results of operations or prospects; estimates of our economic iron ore and coal reserves; our business and growth strategies; and our financing plans and forecasts. You are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those contained in or implied by the forward-looking statements as a result of various factors, some of which are unknown, including, without limitation:

•	the impact of the current global economic crisis, including downward pressure on prices;

•	trends affecting our financial condition, results of operations or future prospects;

•	the outcome of any contractual disputes with our customers;

•	the ability of our customers to meet their obligations to us on a timely basis or at all;

•	our actual economic iron ore and coal reserves;

•	the success of our business and growth strategies;

•	our ability to successfully identify and consummate any strategic investments;

•	adverse changes in currency values;

•	the outcome of any contractual disputes with our significant energy, material or service providers;

•	the success of our cost-savings efforts;

•	our ability to maintain adequate liquidity and successfully implement our financing plans;

•	our ability to maintain appropriate relations with unions and employees;

•	uncertainties associated with unanticipated geological conditions related to underground mining;

•	the potential existence of significant deficiencies or material weakness in our internal control over financial reporting; and

•	the risk factors referred to in the “Risk Factors” section of this prospectus.

These factors and the other risk factors described in this prospectus, including the documents incorporated by reference, are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to or effects on us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.

OUR BUSINESS

Cliffs Natural Resources Inc. traces its corporate history back to 1847. Today, we are an international mining and natural resources company. We are the largest producer of iron ore pellets in North America, a major supplier of direct-shipping lump and fines iron ore out of Australia, and a significant producer of metallurgical coal. With core values of environmental and capital stewardship, our colleagues across the globe endeavor to provide all stakeholders operating and financial transparency as embodied in the GRI framework. Our company’s operations are organized according to product category and geographic location: North American Iron Ore, North American Coal, Asia Pacific Iron Ore, Asia Pacific Coal and Latin American Iron Ore.

In North America, we operate six iron ore mines in Michigan, Minnesota and Eastern Canada, and two coking coal mining complexes located in West Virginia and Alabama. Our Asia Pacific operations are comprised of two iron ore mining complexes in Western Australia, serving the Asian iron ore markets with direct-shipping fines and lump ore, and a 45 percent economic interest in a coking and thermal coal mine located in Queensland, Australia. In Latin America, we have a 30 percent interest in a Brazilian iron ore project. In addition, we have recently established a global exploration group under which we have several projects and potential opportunities to diversify our products, expand our production volumes, extend our mine lives and develop large-scale ore bodies through early involvement in exploration and development activities globally. Cliffs’ principal executive offices are located at: 200 Public Square, Suite 3300, Cleveland, Ohio 44114, and its telephone number is: (216) 694-5700.

RISK FACTORS

Investing in our debt securities involves risk. Prior to making a decision about investing in our debt securities, you should carefully consider the specific factors discussed under the heading “Risk Factors” in our most recent Annual Report on Form 10-K filed with the SEC, in each case as these risk factors are amended or supplemented by subsequent Quarterly Reports on Form 10-Q, which have been or will be incorporated by reference into this document. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties that are not yet identified may also materially harm our business, operating results and financial condition and could result in a complete loss of your investment.

USE OF PROCEEDS

Unless we inform you otherwise in the applicable prospectus supplement, we expect to use the net proceeds from the sale of our debt securities to which this prospectus relates for general corporate purposes. These purposes may include, but are not limited to:

•	reduction or refinancing of outstanding indebtedness or other corporate obligations;

•	additions to working capital;

•	capital expenditures; and

•	acquisitions.

Pending any specific application, we may initially invest funds in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of consolidated earnings to fixed charges for the periods presented:

	Year ended December 31,
	2009	2008	2007	2006	2005
Ratio of Earnings to Fixed Charges	6.1x	15.2x	14.2x	37.4x	40.0x

“Fixed charges” represent interest expense, capitalized interest, acceleration of debt issuance costs and the interest portion of rental expense. “Earnings” represent the consolidated pretax income from continuing operations before extraordinary items (excluding undistributed earnings of non-consolidated affiliates), net adjustments for capitalized interest and fixed charges deducted from earnings.

DESCRIPTION OF DEBT SECURITIES

The following description sets forth certain general terms and provisions of the debt securities that we may issue. We will set forth the particular terms of the debt securities we offer in a prospectus supplement and the extent, if any, to which the following general terms and provisions will apply to particular debt securities.

The debt securities will be issued under an indenture to be entered into between us and U.S. Bank National Association, as trustee. The indenture, and any supplemental indentures thereto, will be subject to, and governed by, the Trust Indenture Act of 1939, as amended. The following description of general terms and provisions relating to the debt securities and the indenture under which the debt securities will be issued is a summary only and therefore is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the indenture. The form of the indenture has been filed with the SEC as an exhibit to the registration statement, of which this prospectus forms a part, and you should read the indenture for provisions that may be important to you. For more information on how you can obtain a copy of the form of the indenture, see “Where You Can Find More Information.”

Capitalized terms used in this section and not defined herein have the meanings specified in the indenture. When we refer to “we,” “us,” “our” or “Cliffs” in this section, we mean Cliffs Natural Resources Inc. excluding, unless the context otherwise requires or as otherwise expressly stated, its subsidiaries.

Unless otherwise specified in a prospectus supplement, the debt securities will be our direct, unsecured obligations and will rank equally with all of our other unsecured indebtedness.

General

The terms of each series of debt securities will be established by or pursuant to a resolution of our Board of Directors and set forth or determined in the manner provided in a resolution of our Board of Directors, supplemental indenture or officers’ certificate. The particular terms of each series of debt securities will be described in a prospectus supplement relating to such series (including any pricing supplement or term sheet).

We can issue an unlimited amount of debt securities under the indenture that may be in one or more series. Debt securities may differ between series in respect to any matter, but all series of debt securities will be equally and ratably entitled to the benefits of the indenture. We will set forth in a prospectus supplement (including any pricing supplement or term sheet) relating to any series of debt securities being offered, the aggregate principal amount and the following terms of the debt securities, if applicable:

•	the title of the series of debt securities;

•	the price or prices (expressed as a percentage of the principal amount) at which the series of debt securities will be issued;

•	any limit on the aggregate principal amount of the series of debt securities;

•	the date or dates on which the principal on the series of debt securities is payable;

•

the rate or rates (which may be fixed or variable) per annum, if applicable, or the method used to determine such rate or rates (including any commodity, commodity index, stock exchange index or financial index) at which the series of debt securities will bear interest, if any, the date or dates from which such interest, if any, will accrue, the date or dates on which such interest, if any, will commence and be payable and any regular record date for the interest payable on any interest payment date;

•	the place or places where the principal of and interest, if any, on the series of debt securities will be payable;

•	if applicable, the period within which, the price at which and the terms and conditions upon which the series of debt securities may be redeemed (in whole or in part, at our option);

•

any obligation we may have to redeem or purchase the series of debt securities pursuant to any sinking fund or analogous provisions or at the option of a holder of the series of debt securities and the terms and conditions of such obligation;

•

the dates, if any, on which and the price or prices at which we will repurchase the series of debt securities at the option of the holders of that series of debt securities and other detailed terms and provisions of such repurchase obligations;

•	the denominations in which the series of debt securities will be issued, if other than denominations of $1,000 and any integral multiple thereof;

•

the form of the series of debt securities and whether the series of debt securities will be issuable as global debt securities and any appropriate legends if the debt securities are discount securities;

•	the portion of principal amount of the series of debt securities payable upon declaration of acceleration of the maturity date, if other than the principal amount;

•	the currency of denomination of the series of debt securities and, if other than U.S. Dollars or the ECU, the agency responsible for overseeing such currency;

•	the designation of the currency, currencies or currency units in which payment of principal of, premium and interest, if any, on the series of debt securities will be made;

•

if payments of principal of, premium or interest, if any, on the series of debt securities will be made in one or more currencies or currency units other than that or those in which the series of debt securities are denominated, the manner in which the exchange rate with respect to such payments will be determined;

•

the manner in which the amounts of payment of principal of or interest on the series of debt securities will be determined, if such amounts may be determined by reference to an index based on a currency or currencies or by reference to a commodity, commodity index, stock exchange index or financial index;

•	any provisions relating to any security provided for the series of debt securities;

•

any addition to or change in the Events of Default described in this prospectus or in the indenture which applies to the series of debt securities and any change in the right of the trustee or the holders of the series of debt securities to declare the principal amount thereof due and payable;

•	any addition to or change in the covenants described in this prospectus or in the indenture with respect to the series of debt securities;

•	any other terms of the series of debt securities (which may supplement, modify or delete any provision of the indenture as it applies to such series);

•	any depositaries, interest rate calculation agents, exchange rate calculation agents or other agents with respect to the series of debt securities, if other than appointed in the indenture;

•	any provisions relating to conversion of the series of debt securities; and

•	whether the series of debt securities will be senior or subordinated debt securities and a description of the subordination thereof.

In addition, the indenture does not limit our ability to issue subordinated debt securities. Any subordination provisions of a particular series of debt securities will be set forth in the resolution of our Board of Directors, the officers’ certificate or supplemental indenture related to that series of debt securities and will be described in the relevant prospectus supplement.

We may issue debt securities that provide for an amount less than their stated principal amount to be due and payable upon declaration of acceleration of their maturity pursuant to the terms of the indenture. We will provide you with information on the federal income tax considerations and other special considerations applicable to any of these debt securities in the applicable prospectus supplement.

If we denominate the purchase price of any of the debt securities in a foreign currency or currencies or a foreign currency unit or units, or if the principal of and any premium and interest on any series of debt securities is payable in a foreign currency or currencies or a foreign currency unit or units, we will provide you with information on the restrictions, elections, general tax considerations, specific terms and other information with respect to that issue of debt securities and such foreign currency or currencies or foreign currency unit or units in the applicable prospectus supplement.

Transfer and Exchange

Each debt security will be represented by either one or more global securities registered in the name of The Depository Trust Company, as Depositary (the “Depositary”), or a nominee (we will refer to any debt security represented by a global debt security as a “book-entry debt security”), or a certificate issued in definitive registered form (we will refer to any debt security represented by a certificated security as a “certificated debt security”) as set forth in the applicable prospectus supplement. Except as set forth under the heading “—Global Debt Securities and Book-Entry System” below, book-entry debt securities will not be issuable in certificated form.

Certificated Debt Securities. You may transfer or exchange certificated debt securities at any office we maintain for this purpose in accordance with the terms of the indenture. No service charge will be made for any transfer or exchange of certificated debt securities (except as expressly permitted under the indenture), but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with a transfer or exchange.

You may effect the transfer of certificated debt securities and the right to receive the principal of and interest on certificated debt securities only by surrendering the certificate representing those certificated debt securities and either reissuance by us of the certificate to the new holder or the issuance by us of a new certificate to the new holder.

Global Debt Securities and Book-Entry System. Each global debt security representing book-entry debt securities will be issued to the Depositary or a nominee of the Depositary and registered in the name of the Depositary or a nominee of the Depositary.

The Depositary has indicated it intends to follow the following procedures with respect to book-entry debt securities.

Ownership of beneficial interests in book-entry debt securities will be limited to persons that have accounts with the Depositary for the related global debt security (“participants”) or persons that may hold interests through participants. Upon the issuance of a global debt security, the Depositary will credit, on its book-entry registration and transfer system, the participants’ accounts with the respective principal amounts of the book-entry debt securities represented by such global debt security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of the book-entry debt securities. Ownership of book-entry debt securities will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for the related global debt security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. These laws may impair the ability to own, transfer or pledge beneficial interests in book-entry debt securities.

So long as the Depositary for a global debt security, or its nominee, is the registered owner of that global debt security, the Depositary or its nominee, as the case may be, will be considered the sole owner or holder of the book-entry debt securities represented by such global debt security for all purposes under the indenture. Except as described below, beneficial owners of book-entry debt securities will not be entitled to have securities registered in their names, will not receive or be entitled to receive physical delivery of a certificate in definitive form representing securities and will not be considered the owners or holders of those securities under the indenture. Accordingly, each person beneficially owning book-entry debt securities must rely on the procedures of the Depositary for the related global debt security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, to exercise any rights of a holder under the indenture.

We understand, however, that under existing industry practice, the Depositary will authorize the persons on whose behalf it holds a global debt security to exercise certain rights of holders of debt securities, and the indenture provides that we, the trustee and our respective agents will treat as the holder of a debt security the persons specified in a written statement of the Depositary with respect to such global debt security for purposes of obtaining any consents, declarations, waivers or directions required to be given by holders of the debt securities pursuant to the indenture.

We will make payments of principal of, and premium and interest, if any, on book-entry debt securities to the Depositary or its nominee, as the case may be, as the registered holder of the related global debt security. Cliffs, the trustee and any other agent of ours or agent of the trustee will not have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global debt security or for maintaining, supervising or reviewing any records relating to beneficial ownership interests.

We expect that the Depositary, upon receipt of any payment of principal of, premium or interest, if any, on a global debt security, will immediately credit participants’ accounts with payments in amounts proportionate to the respective amounts of book-entry debt securities held by each participant as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interests in book-entry debt securities held through those participants will be governed by standing customer instructions and customary practices, as is now the case with the securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of those participants.

We will issue certificated debt securities in exchange for each global debt security only if (i) the Depositary notifies us that it is unwilling or unable to continue as Depositary for such global debt security or if at any time such Depositary ceases to be a clearing agency registered under the Exchange Act, and, in either case, we fail to appoint a successor Depositary registered as a clearing agency under the Exchange Act within 90 days of such event or (ii) we execute and deliver to the trustee an officers’ certificate to the effect that such global debt security shall be so exchangeable. Any certificated debt securities issued in exchange for a global debt security will be registered in such name or names as the Depositary shall instruct the trustee. We expect that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of book-entry debt securities relating to such global debt security.

We have obtained the foregoing information concerning the Depositary and the Depositary’s book-entry system from sources we believe to be reliable, but we take no responsibility for the accuracy of this information.

No Protection In the Event of a Change of Control

Unless we state otherwise in the applicable prospectus supplement, the debt securities will not contain any provisions which may afford holders of the debt securities protection in the event we have a change in control or in the event of a highly leveraged transaction (whether or not such transaction results in a change in control) that could adversely affect holders of debt securities.

Covenants

We will set forth in the applicable prospectus supplement any restrictive covenants applicable to any issue of debt securities.

Consolidation, Merger and Sale of Assets

We may not consolidate with or merge with or into, or convey, transfer or lease all or substantially all of our properties and assets to, any person (a “successor person”) unless:

•

we are the surviving corporation or the successor person (if other than Cliffs) is a corporation organized and validly existing under the laws of any U.S. domestic jurisdiction and expressly assumes our obligations on the debt securities and under the indenture;

•

immediately after giving effect to the transaction, no Event of Default, and no event which, after notice or passage of time, or both, would become an Event of Default, shall have occurred and be continuing under the indenture; and

•	certain other conditions provided for in the indenture are met.

Notwithstanding the above, any subsidiary of Cliffs may consolidate with, merge into or transfer all or part of its properties to Cliffs or its subsidiaries.

Events of Default

“Event of Default” means with respect to any series of debt securities, any of the following events, unless in the board resolution, supplemental indenture or officers’ certificate, it is provided that such series of debt securities shall not have the benefit of a particular Event of Default:

•

default in the payment of any interest upon any debt security of that series when it becomes due and payable, and continuance of that default for a period of 30 days (unless the entire amount of the payment is deposited by us with the trustee or with a paying agent prior to the expiration of such period of 30 days);

•	default in the payment of principal of any debt security of that series at maturity or which such principal otherwise becomes due and payable;

•	default is made in the deposit of any sinking fund payment when as due by the terms of a security;

•

default in the performance or breach of any other covenant or warranty by us in the indenture (other than a covenant or warranty that has been included in the indenture solely for the benefit of a series of debt securities other than that series), which default continues uncured for a period of 60 days after written notice thereof has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of the outstanding debt securities of that series, as provided in the indenture;

•	certain events of bankruptcy, insolvency or reorganization of Cliffs; and

•

any other Event of Default provided with respect to debt securities of that series that is described in the applicable board resolution, supplemental indenture or officers’ certificate establishing such series of debt securities.

No Event of Default with respect to a particular series of debt securities (except as to certain events of bankruptcy, insolvency or reorganization) necessarily constitutes an Event of Default with respect to any other series of debt securities. The occurrence of certain Events of Default or an acceleration under the indenture may constitute an event of default under certain of our other indebtedness outstanding from time to time.

If an Event of Default with respect to debt securities of any series at the time outstanding occurs and is continuing, then the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may, by a notice in writing to us (and to the trustee if given by the holders), declare to be due and payable immediately the principal (or, if the debt securities of that series are discount securities, that portion of the principal amount as may be specified in the terms of that series) of accrued and unpaid interest, if any, on all debt securities of that series. In the case of an Event of Default resulting from certain events of bankruptcy, insolvency or reorganization, the principal (or such specified amount) of and accrued and unpaid interest, if any, on all outstanding debt securities will become and be immediately due and payable without any declaration or other act on the part of the trustee or any holder of outstanding debt securities. At any time after a declaration of acceleration with respect to debt securities of any series has been made, and before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all Events of Default, other than the non-payment of accelerated principal and interest, if any, with respect to debt securities of that series, have been cured or waived as provided in the indenture. We will describe in the prospectus supplement relating to any series of debt securities that are discount securities the particular provisions relating to acceleration of a portion of the principal amount of such discount securities upon the occurrence of an Event of Default.

The indenture provides that the trustee will be under no obligation to exercise any of its rights or powers under the indenture unless the trustee receives indemnity satisfactory to it against any loss, liability or expense. Subject to certain rights of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

No holder of any debt security of any series will have any right to institute any proceeding, judicial or otherwise, with respect to the indenture or for the appointment of a receiver or trustee, or for any remedy under the indenture, unless:

•	that holder has previously given to the trustee written notice of a continuing Event of Default with respect to debt securities of that series; and

•

the holders of not less than 25% in principal amount of the outstanding debt securities of that series have made written request, and offered reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request, to the trustee to institute the proceeding as trustee, and the trustee has not received from the holders of a majority in principal amount of the outstanding debt securities of that series a direction inconsistent with that request and has failed to institute the proceeding within 60 days.

Notwithstanding any other provision of the indenture, the holder of any debt security will have an absolute and unconditional right to receive payment of the principal of, premium and interest, if any, on that debt security on or after the due dates expressed in that debt security and to institute suit for the enforcement of payment.

The indenture requires us, within 120 days after the end of our fiscal year, to furnish to the trustee an officers’ certificate as to compliance with the indenture. The indenture provides that the trustee may withhold notice to the holders of debt securities of any series of any event which, after notice or passage of time, or both, would become an Event of Default or any Event of Default (except in payment of principal of or interest on any debt securities of that series) with respect to debt securities of that series if the trustee in good faith determines that withholding notice is in the interest of the holders of those debt securities.

Modification and Waiver

We may modify and amend the indenture with the consent of the holders of at least a majority in principal amount of the outstanding debt securities of each series affected by the modifications or amendments. We may not make any modification or amendment without the consent of the holders of each affected debt security then outstanding if that amendment will:

•	reduce the principal amount of debt securities whose holders must consent to an amendment, supplement or waiver;

•	reduce the rate of or extend the time for payment of interest (including default interest) on any debt security;

•

reduce the principal or change the stated maturity date of any debt security or reduce the amount of, or postpone the date fixed for, the payment of any sinking fund or analogous obligation with respect to any series of debt securities;

•	reduce the principal amount of discount securities payable upon acceleration of maturity;

•

waive a default in the payment of the principal of or interest, if any, on any debt security (except a rescission of acceleration of the debt securities of any series by the holders of at least a majority in aggregate principal amount of the then outstanding debt securities of that series and a waiver of the payment default that resulted from such acceleration);

•	make the principal of or interest on any debt security payable in currency other than that stated in the debt security;

•

make any change to certain provisions of the indenture relating to, among other things, the right of holders of debt securities to receive payment of the principal of and interest on those debt securities and to institute suit for the enforcement of any such payment and to waivers or amendments; or

•	waive a redemption payment, provided that it is made at the option of Cliffs, with respect to any debt security.

Except for certain specified provisions, the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all debt securities of that series waive our compliance with provisions of the indenture. The holders of a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all the debt securities of such series waive any past default under the indenture with respect to that series and its consequences, except a default in the payment of the principal of, premium or interest, if any, on any debt security of that series; provided, however, that the holders of a majority in principal amount of the outstanding debt securities of any series may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration.

Defeasance of Debt Securities and Certain Covenants in Certain Circumstances

Legal Defeasance. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, we may be discharged from any and all obligations in respect of the debt securities of any series (except for certain obligations to register the transfer or exchange of debt securities of such series, to replace stolen, lost or mutilated debt securities of such series, and to maintain paying agencies and certain provisions relating to the treatment of funds held by paying agents). We will be so discharged upon the deposit with the trustee, in trust, of money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide not later than one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities.

This discharge may occur only if, among other things, that such deposit will not result in a breach or violation of, or constitute a default under the indenture or any other material agreement to which Cliffs is bound and we have delivered to the trustee an officers’ certificate and an opinion of counsel stating that we have received from, or there has been published by, the U.S. Internal Revenue Service a ruling or, since the date of execution of the indenture, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion shall confirm that, the holders of the debt securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit, defeasance and discharge had not occurred.

Defeasance of Certain Covenants. The indenture provides that, unless otherwise provided by the terms of the applicable series of debt securities, upon compliance with certain conditions as described below:

•

we may omit to comply with the covenant described under the heading “Consolidation, Merger and Sale of Assets” and certain other covenants set forth in the indenture, as well as any additional covenants which may be described in the applicable prospectus supplement; and

•

any omission to comply with those covenants will not constitute an event which, after notice or passage of time, or both, would become an Event of Default or an Event of Default with respect to the debt securities of that series (“covenant defeasance”).

The conditions include:

•

depositing with the trustee money and/or U.S. Government Obligations or, in the case of debt securities denominated in a single currency other than U.S. dollars, Foreign Government Obligations, that, through the payment of interest and principal in accordance with their terms, will provide not later than one day before the due date of any payment of money, an amount in cash, sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay and discharge each installment of principal of, premium and interest on and any mandatory sinking fund payments in respect of the debt securities of that series on the stated maturity of those payments in accordance with the terms of the indenture and those debt securities;

•	that such deposit will not result in a breach or violation of, or constitute a default under the indenture or any other agreement to which Cliffs is bound; and

•

delivering to the trustee an opinion of counsel to the effect that the holders of the debt securities of that series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of the deposit and related covenant defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if the deposit and related covenant defeasance had not occurred.

Covenant Defeasance and Events of Default. In the event we exercise our option to effect covenant defeasance with respect to any series of debt securities and the debt securities of that series are declared due and payable because of the occurrence of any Event of Default, the amount of money and/or U.S. Government Obligations or Foreign Government Obligations on deposit with the trustee will be sufficient to pay amounts due on the debt securities of that series at the time of their stated maturity but may not be sufficient to pay amounts due on the debt securities of that series at the time of the acceleration resulting from the Event of Default. However, we shall remain liable for those payments.

Certain Defined Terms

“Foreign Government Obligations” means, with respect to debt securities of any series that are denominated in a currency other than U.S. dollars:

•	direct obligations of the government that issued or caused to be issued such currency for the payment of which obligations its full faith and credit is pledged; or

•

obligations of a person controlled or supervised by or acting as an agency or instrumentality of that government the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by that government, which, in either case are not callable or redeemable at the option of the issuer thereof.

“U.S. Government Obligations” means debt securities that are:

•	direct obligations of The United States of America for the payment of which its full faith and credit is pledged; or

•

obligations of a person controlled or supervised by and acting as an agency or instrumentality of The United States of America the full and timely payment of which is unconditionally guaranteed as full faith and credit obligation by The United States of America, which, in either case, are not callable or redeemable at the option of the issuer itself and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt. Except as required by law, such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation evidenced by such depository receipt.

Governing Law

The indenture and the debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York.

PLAN OF DISTRIBUTION

We may sell the offered debt securities in and outside the United States:

•	through underwriters or dealers;

•	directly to purchasers;

•	through agents; or

•	through a combination of any of these methods.

The prospectus supplement will include the following information:

•	the terms of the offering;

•	the names of any underwriters or agents;

•	the name or names of any managing underwriter or underwriters;

•	the purchase price or initial public offering price of the debt securities;

•	the net proceeds from the sale of the debt securities;

•	any delayed delivery arrangements;

•	any underwriting discounts, commissions and other items constituting underwriters’ compensation;

•	any discounts or concessions allowed or reallowed or paid to dealers;

•	any commissions paid to agents; and

•	any securities exchanges on which the debt securities may be listed.

Sale through Underwriters or Dealers

If underwriters are used in the sale, we will execute an underwriting agreement with them regarding the debt securities. The underwriters will acquire the debt securities for their own account, subject to conditions in the underwriting agreement. The underwriters may resell the debt securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Underwriters may offer the debt securities to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. Unless we inform you otherwise in the prospectus supplement, the obligations of the underwriters to purchase the debt securities will be subject to certain conditions, and the underwriters will be obligated to purchase all the offered debt securities if they purchase any of them. The underwriters may change from time to time any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

During and after an offering through underwriters, the underwriters may purchase and sell the debt securities in the open market. To the extent expressly set forth in the applicable prospectus supplement, these transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters may also impose a penalty bid, which means that selling concessions allowed to syndicate members or other broker-dealers for the offered debt securities sold for their account may be reclaimed by the syndicate if the offered debt securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the offered debt securities, which may be higher than the price that might otherwise prevail in the open market. If commenced, the underwriters may discontinue these activities at any time.

Some or all of the debt securities that we offer though this prospectus may be new issues of debt securities with no established trading market. Any underwriters to whom we sell our debt securities for public offering and may make a market in those debt securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Accordingly, we cannot assure you of the liquidity of, or continued trading markets for, any debt securities that we offer.

If dealers are used in the sale of the debt securities, we will sell the debt securities to them as principals. They may then resell the debt securities to the public at varying prices determined by the dealers at the time of resale. We will include in the prospectus supplement the names of the dealers and the terms of the transaction.

Direct Sales and Sales through Agents

We may sell the debt securities directly. In this case, no underwriters or agents would be involved. We may also sell the debt securities through agents designated from time to time. In the prospectus supplement, we will name any agent involved in the offer or sale of the offered debt securities, and we will describe any commissions payable to the agent. Unless we inform you otherwise in the prospectus supplement, any agent will agree to use its reasonable best efforts to solicit purchases for the period of its appointment.

We may sell the debt securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act of 1933 with respect to any sale of those securities. We will describe the terms of any sales of these debt securities in the prospectus supplement.

Remarketing Arrangements

Offered debt securities may also be offered and sold, if so indicated in the applicable prospectus supplement, in connection with a remarketing upon their purchase, in accordance with a redemption or repayment pursuant to their terms, or otherwise, by one or more remarketing firms, acting as principals for their own accounts or as agents for us. Any remarketing firm will be identified and the terms of its agreements, if any, with us and its compensation will be described in the applicable prospectus supplement.

Delayed Delivery Contracts

If we so indicate in the prospectus supplement, we may authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase debt securities from us at the public offering price under delayed delivery contracts. These contracts would provide for payment and delivery on a specified date in the future. The contracts would be subject only to those conditions described in the prospectus supplement. The prospectus supplement will describe the commission payable for solicitation of those contracts.

General Information

We may have agreements with the agents, dealers, underwriters and remarketing firms to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments that the agents, dealers, underwriters or remarketing firms may be required to make. Agents, dealers, underwriters and remarketing firms may be customers of, engage in transactions with or perform services for us in the ordinary course of their businesses.

LEGAL MATTERS

Jones Day will pass upon the validity of the debt securities being offered hereby.

EXPERTS

The consolidated financial statements, and the related financial statement schedule, incorporated in this Prospectus by reference from Cliffs Natural Resources Inc.’s Annual Report on Form 10-K, and the effectiveness of Cliffs Natural Resources Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference. Such financial statements and financial statement schedule have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.